As filed with the Securities and Exchange Commission on January 18, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

STAR GAS PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	5984	06-1437793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Star Gas Partners, L.P. 2187 Atlantic Street P.O. Box 120011 Stamford, Connecticut 06902 (203) 328-7310	Richard F. Ambury Chief Financial Officer, Star Gas LLC 2187 Atlantic Street P.O. Box 120011 Stamford, Connecticut 06902 (203) 328-7310
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Phillips Nizer LLP

666 Fifth Avenue, 28th Floor

New York, New York 10103-0084

(212) 977-9700

Attn: Brian Brodrick, Esq.

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Units representing limited partnership interests (3)	17,500,000	$2.00	$35,000,000	$3,745
Rights to purchase Common Units representing limited partnership interests	17,500,000	—	(2)	(2)
Total	17,500,000		$35,000,000	$3,745

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g).
(2)	Pursuant to Rule 457(g), no separate registration fee is payable with respect to the rights being offered hereby since the rights are being registered in the same registration statement as the securities to be offered pursuant thereto.
(3)	The Common Units include unit purchase rights of one right per unit, which are issuable pursuant to a unit purchase rights agreement dated as of April 17, 2001, as amended by a first amendment to unit purchase rights agreement dated as of December 2, 2005. No additional fee is required in respect of unit purchase rights associated with the Common Units.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to purchase these securities in any state where the offer or sale is prohibited.

Subject to Completion

Preliminary Prospectus dated January 18, 2006

PROSPECTUS

STAR GAS PARTNERS, L.P.

Rights Offering For

17,500,000 Common Units

We are distributing to our common unitholders non-transferable subscription rights to purchase our common units. The holder of record of each common unit held at the close of business on                     , 2006, the record date for the distribution, is being issued .5441 rights to purchase one common unit. Each full right is exercisable to purchase one common unit at $2.00 per unit.

If all rights are exercised, we will receive approximately $35 million from the rights offering, before paying estimated expenses of approximately $            . We will not issue fractional units or pay cash in lieu thereof. Instead, we will round the total number of units each rightsholder is entitled to acquire upward to the nearest whole unit, provided that such rounding shall not cause the total purchase price of the common units issuable upon exercise of the rights to exceed $35,000,000. The subscription price for units may only be paid in cash. All exercises of rights are irrevocable. No rightsholder will have the right to oversubscribe.

On December 5, 2005, we entered into a unit purchase agreement with Kestrel Energy Partners, LLC (“Kestrel”), KM2, LLC (“M2”) and Kestrel Heat, LLC (“Kestrel Heat”). Pursuant to the unit purchase agreement, M2 agreed to purchase 7,000,000 common units and Kestrel Heat agreed to purchase 500,000 common units, at a purchase price of $2.00 per unit for an aggregate purchase price of $15 million. M2 also agreed to provide a standby commitment to purchase an additional number of common units equal to the number of common units not purchased in the rights offering, also at a purchase price of $2.00 per unit. Upon the closing of the transactions contemplated by the unit purchase agreement, Star Gas LLC, our current general partner (“Star Gas”), will withdraw and, subject to approval by our unitholders, Kestrel Heat will replace Star Gas as our new general partner.

The rights offering, together with M2’s standby commitment, are part of a strategic recapitalization of Star Gas Partners that, if approved by our unitholders and completed, would result in a reduction in the outstanding amount of our 10.25% senior notes due 2013 (“senior notes”) of up to $100 million (assuming full noteholder participation in the senior notes tender offer described below) and the issuance of approximately 42,171,308 new common units.

The rights offering will expire at 5:00 p.m., New York City time, on                     , 2006, or such later date and time to which the rights offering is extended (the “Expiration Time”). NO EXERCISES OF RIGHTS WILL BE ACCEPTED FOLLOWING THE EXPIRATION TIME. Unitholders who have exercised their rights pursuant to the rights offering may NOT revoke or withdraw their exercise of their rights. We may terminate the rights offering for any reason before the Expiration Time. Unless we terminate the rights offering, we will issue the units purchased by you in the rights offering as soon as practicable following the Expiration Time. LaSalle Bank National Association is the subscription agent for the rights offering. We have not employed any brokers, dealers or underwriters in connection with the rights offering.

Our common units are listed under the symbol “SGU” on The New York Stock Exchange. On January 17, 2006, the closing sales price of our common units was $2.30. The rights are non-transferable and will not be listed on any exchange.

This investment involves risks. Before making an investment, carefully consider the “ Risk Factors” beginning on page 20 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Statements in this prospectus assume the approval by our unitholders of proposals necessary to implement the recapitalization transaction and the completion thereof. We refer you to the definitive proxy materials for a special meeting to be held on March 16, 2006 and filed with the SEC on                     , 2006 for a description of each of the proposals to be acted on by our unitholders. The recapitalization, including this rights offering, are conditioned upon unitholder approval of each of the recapitalization proposals.

Neither we nor the board of directors of our general partner has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for common units or simply take no action with respect to your rights, based upon your own assessment of the risks in making an additional investment in us. See “Risk Factors,” “The Rights Offering—No Recommendations to Rightsholders,” “Information Regarding Kestrel Heat—Interests of the Proposed Executive Officers and Directors in the Recapitalization” and “Conflicts of Interest.”

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements to this prospectus carefully before making your investment decision.

The date of this prospectus is                     , 2006.

GUIDE TO READING THIS PROSPECTUS

Certain of the information contained in this prospectus was obtained from other sources. This prospectus also incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus.

You should rely only on the information contained in this prospectus or any supplement and any information incorporated by reference in this prospectus or any supplement. We have not authorized anyone to provide you with any information that is different from such information. If you receive any unauthorized information, you should not rely on it. You should disregard anything we said in an earlier document that is inconsistent with what is included or incorporated by reference in this prospectus or any supplement.

You should not assume that the information in this prospectus or any supplement is current as of any date other than the date on the front page of this prospectus or on the date of any supplement as to information contained in it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

We include cross references to captions in this prospectus where you can find further related discussions. The above table of contents tells you where to find these captions.

Throughout this prospectus, we refer to ourselves, Star Gas Partners, L.P. together with our subsidiaries, as “we” or “us” or “Star Gas Partners.” We sometimes refer to the board of directors of our current general partner, Star Gas, as “our board of directors,” “our board,” the “board,” “Star Gas’ board” or “Star Gas Partners’ board.”

For ease of reference, a glossary of some terms used in this prospectus is included as Annex B to this prospectus. Capitalized terms not otherwise defined in this prospectus have the meanings given in the glossary.

FORWARD-LOOKING STATEMENTS

Many of the statements contained in this prospectus, including, without limitation, statements regarding our business strategy, plans and objectives of our management for future operations are forward-looking within the meaning of the federal securities laws. These statements use forward-looking words, such as “anticipate,” “continue,” “expect,” “may,” “will,” “estimate,” “believe” or other similar words. These statements, including those contained in “Prospectus Summary—2006 Forecast of Star Gas Partners,” discuss future expectations or contain projections. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ from those suggested by the forward-looking statements for various reasons, including:

•	the approval of the recapitalization;

•	the effect of weather conditions on our financial performance;

•	the price and supply of home heating oil;

•	the consumption patterns of our customers;

•	our ability to obtain satisfactory gross profit margins;

•	our ability to obtain new customers and retain existing customers;

•	our ability to effect strategic acquisitions or redeploy underperforming assets;

•	the ultimate disposition of excess proceeds from the sale of the propane segment should the recapitalization not be consummated;

•	the impact of litigation;

•	the ongoing impact of the business process redesign project at the heating oil segment and our ability to address issues related to that project;

•	natural gas conversions;

•	future union relations and the outcome of current and future union negotiations;

•	the impact of current and future environmental, health and safety regulations;

•	customer creditworthiness; and

•	marketing plans.

The above factors, as well as the factors set forth below under Risk Factors, could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

PROSPECTUS SUMMARY

This summary information is to help you understand our company and the rights offering. It may not contain all the information that may be important to you. You should carefully read this prospectus and the documents incorporated by reference to understand fully our common units, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” section beginning on page 20 of this prospectus to determine whether an investment in our common units is appropriate for you.

Who We Are

Star Gas Partners, L.P.

We are the largest retail distributor of home heating oil in the United States, based on volume as reported by the National Oilheat Research Alliance Organization, March 2003. Our home heating oil operations serve approximately 480,000 customers in the Northeast and Mid-Atlantic regions. For the fiscal year ended September 30, 2005, our home heating oil segment sold 487 million gallons of home heating oil. We were also formerly engaged as a retail distributor of propane until December 17, 2004, when we sold our propane segment.

For the fiscal year ended September 30, 2005, approximately 75% of total sales from our heating oil operations were from sales of home heating oil, approximately 15% were from the installation and repair of heating and air conditioning equipment and approximately 10% were from the sale of other petroleum products, including diesel fuel and gasoline, primarily to commercial customers for fleet fuel service. During this period, our home heating oil operations generated total sales of approximately $1.3 billion.

Our executive offices are located at 2187 Atlantic Street, Stamford, Connecticut 06902. The telephone number is (203) 328-7310.

Recent Results

The following is a summary of our results of operations for the fiscal year ended September 30, 2005. For a more detailed discussion of our results of operations for this period, see our Annual Report on Form 10-K for the fiscal year ended September 30, 2005, which is incorporated by reference into this prospectus.

Volume:    For fiscal 2005, retail volume of home heating oil decreased 64.3 million gallons, or 11.7%, to 487.3 million gallons, as compared to 551.6 million gallons for fiscal 2004.

We believe that the 64.3 million gallon decline in home heating oil volume was due to net customer attrition, which occurred during fiscal 2004 (6.4%) and fiscal 2005 (7.1%), conservation, delivery scheduling, and other factors partially offset by acquisitions made in fiscal 2004. Total degree days in the heating oil segment’s geographic areas of operations were approximately 0.9% greater in fiscal 2005 than in fiscal 2004 and approximately 0.5% greater than normal, as reported by the National Oceanic Atmospheric Administration (“NOAA”). Due to the significant increase in the price per gallon of home heating oil during the year, we believe that customers are using less home heating oil given similar temperatures. Indications based on internal studies suggest that our customers have reduced their consumption by approximately 4.4%. We cannot determine if conservation is a permanent or temporary phenomenon. In addition, we estimate that during fiscal 2005, home heating oil volume was reduced by 6.0 million gallons (approximately 1.1%) due to a delivery scheduling variance. We believe that home heating oil volume sold in fiscal 2006 may be substantially less than in fiscal 2005 due to customer attrition, conservation and other factors such as warmer temperatures.

Operating income (loss):    For fiscal 2005, operating income decreased $117.6 million to a loss of $101.8 million, compared to $15.8 million in operating income for fiscal 2004. The decrease in our operating income in fiscal 2005 is the result of a $67.0 million non-cash goodwill impairment charge, lower margin from the sale of petroleum products of $42.4 million, increases in general and administrative expense totaling $23.5 million offset in part by an increase in service profitability of $12.1 million, decreases in branch and delivery expenses of $1.4 million and depreciation and amortization of $1.8 million.

Income (loss) from continuing operations:    For fiscal 2005, the loss from continuing operations increased $153.3 million to a loss of $178.9 million, compared to a loss of $25.6 million for fiscal 2004, as the decline in operating income of $117.6 million and a loss on the redemption of debt of $42.1 million was reduced by lower interest expense of $3.9 million, higher interest income of $0.9 million, lower amortization of debt issuance costs of $0.9 million and a decrease in income tax expense of $0.5 million.

Net loss:    For fiscal 2005, the net loss increased $20.0 million to a net loss of $25.9 million, compared to a net loss of $5.9 million incurred in fiscal 2004, as the decline in operating income (loss) from continuing operations of $153.3 million, and the reduction in income from discontinued operations of $24.8 million was partially offset by the gain on the sale of the propane segment and the TG&E segment of $157.6 million.

2006 Business Outlook

We expect our business to continue to be affected by the following key trends. Our expectations are based on assumptions made by us, and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results. See “Risk Factors.”

We face numerous challenges in fiscal 2006. In particular, it will be difficult to stem the high attrition rates and continued customer conservation that we are currently experiencing, primarily as a result of a volatile and consistently high heating oil prices in the commodity markets.

We believe global demand for oil and gas is expected to increase in 2006, particularly as a result of emerging energy consumers such as China and India. This resultant increase in demand would likely continue to support relatively high commodity prices.

We believe that our efforts to decentralize a portion of our current service operations by redirecting a portion of our customer calls and empowering our local branches will provide benefits in stemming attrition rates in 2006. In addition, we believe our cost control programs, coupled with our discipline in hedging rising commodity price risk for our price protected customer contracts and continued philosophy of maintaining reasonable margins in spite of competitors’ aggressive price tactics, should mitigate the effect of the attrition associated with the continued high heating oil prices in fiscal 2006. As a result we anticipate that our per-gallon margin will improve over our margins earned in fiscal 2005.

Our ability to satisfy our liquidity and capital requirements will depend on our future performance, which will be subject to prevailing economic, financial, business and weather conditions, the ability to pass on the full impact of high wholesale heating oil prices to customers, the effects of high customer attrition, conservation and other factors, most of which are beyond our control. See “Risk Factors.” Capital requirements, at least in the near term, are expected to be provided by cash flows from operating activities, cash on hand at September 30, 2005 or a combination thereof. To the extent future capital requirements exceed cash flows from operating activities, we anticipate that working capital will be financed by our revolving credit facility as discussed below and repaid from subsequent seasonal reductions in inventory and accounts receivable. We believe the proposed recapitalization, as described below, if approved by our unitholders and completed, will substantially strengthen our balance sheet and thereby assist us in meeting our liquidity and capital requirements. We also believe we will be able to operate more efficiently going forward with less long-term debt.

In the latter part of fiscal 2006, we intend to pursue asset acquisitions, to the extent permitted in our credit facility, in geographic areas that will enable us to realize margins we consider reasonable in the face of aggressive localized price competition as one way to replace volume lost through attrition. In addition, we may dispose of operations in markets where we are not able to effectively employ our strategy of maintaining reasonable margins. We anticipate using internally generated cash flow, in part, to the extent permitted under our credit facility and senior note indenture, to fund acquisitions.

The Recapitalization

The rights offering is an integral part of a strategic recapitalization of Star Gas Partners approved by our board of directors. If approved by unitholders and completed, the recapitalization would result in a reduction in the outstanding amount of our senior notes of up to $100 million (assuming full noteholder participation in the senior notes tender offer described below under “Noteholder Agreements”) and the issuance of approximately 42,171,308 new common units.

The board of directors of Star Gas has scheduled a special meeting of unitholders for March 16, 2006 at which unitholders of record at the close of business on January 24, 2006 will be asked to approve proposals necessary to implement the recapitalization. The closing of the rights offering is conditioned upon the simultaneous closing of the transactions that comprise the recapitalization, which are discussed below.

The recapitalization includes a commitment by Kestrel and its affiliates to purchase $15 million of new equity capital and provide a standby commitment in this $35 million rights offering to our common unitholders, each at a price of $2.00 per common unit. We would utilize the $50 million in new equity financing, together with additional funds from operations, to repurchase at least $60 million in face amount of our senior notes and, at our option, up to approximately $73.1 million of senior notes (less any principal, interest and premium payments required to be reserved for non-tendering noteholders in the senior notes tender offer). In addition, certain noteholders have agreed to convert approximately $26.9 million in face amount of such senior notes into 13,433,962 (subject to adjustment based on rounding) new common units at a conversion price of $2.00 per unit in connection with the closing of the recapitalization.

Unit Purchase Agreement.    We have entered into a unit purchase agreement with Kestrel and its affiliates, which provides for, among other things: the receipt by us of $50 million in new equity financing through the issuance to Kestrel’s affiliates of 7,500,000 common units at $2.00 per unit for an aggregate of $15 million and the issuance of an additional 17,500,000 common units in the rights offering to our common unitholders at an exercise price of $2.00 per unit for an aggregate of $35 million. The rights will be non-transferable, and an affiliate of Kestrel has agreed to buy any common units not subscribed for in the rights offering. Under the terms of the unit purchase agreement, and subject to unitholder approval, Kestrel Heat will become our new general partner and Star Gas, our current general partner, will receive no consideration for its withdrawal as general partner.

Noteholder Agreements.    We have entered into agreements with an unaffiliated group of investors who hold approximately 94% of the principal amount of our senior notes (sometimes referred to in this prospectus as the “consenting noteholders”) that provide that these noteholders will tender their senior notes to us at par for:

•	a pro rata portion of $60 million or, at our option, up to approximately $73.1 million in cash (less any principal, interest and premium payments required to be reserved for non-tendering noteholders in the senior notes tender offer);

•	13,433,962 (subject to adjustment based on rounding) new common units at a conversion price of $2.00 per unit (which new units would be acquired by certain noteholders exchanging approximately $26.9 million in face amount of senior notes); and

•	new notes representing the remaining face amount of the tendered notes.

The closing of the tender offer for the senior notes is conditioned upon the simultaneous closing of the transactions under the Kestrel unit purchase agreement.

The closing of the recapitalization will be deemed a “change of control” under the indenture for our senior notes. Consequently, we will be required to make an offer to repurchase any senior notes that are not otherwise tendered in the senior notes tender offer at a purchase price equal to 101% of their face value. As of the date of this prospectus, the holders of an aggregate of approximately $15.3 million in senior notes have not yet agreed to tender their notes in the tender offer. The principal amount of any senior notes, plus any interest and premium payments that we are required to make in respect of senior notes tendered for repurchase in the change of control repurchase offer, will reduce on a dollar-for-dollar basis the amount of senior notes that we shall repurchase for cash in connection with the closing of the recapitalization.

Subject to and until the closing of the recapitalization, these noteholders have agreed not to accelerate indebtedness due under the senior notes or initiate any litigation or proceeding with respect to the senior notes. The consenting noteholders have further agreed:

•	to waive certain potential defaults under the indenture;

•	not to tender their senior notes in the change of control offer which will be required to be made by us following the closing of the transactions under the unit purchase agreement with Kestrel; and

•	to consent to certain amendments to the existing indenture.

The agreements with the consenting noteholders further provide for the termination of their provisions in the event that the Kestrel unit purchase agreement is no longer in effect. The understandings and agreements contemplated by these transactions will terminate if the recapitalization does not close prior to April 30, 2006.

Amendments to Partnership Agreement.    The unit purchase agreement provides for the adoption of a second amended and restated agreement of limited partnership that will, among other things, provide for the following:

•	Conversion of Senior Subordinated Units and Junior Subordinated Units into Common Units. The proposed amendments will provide for the mandatory conversion of each outstanding senior subordinated unit and each junior subordinated unit into one common unit, as a result of which the subordination period (as defined in our partnership agreement) will end.

•	Reduction of the Minimum Quarterly Distribution. The proposed amendments will reduce the minimum quarterly distribution on the common units from $0.575 per unit per quarter, or $2.30 per unit per year, to $0.0 per unit through September 30, 2008, or, if we elect to commence making distributions sooner, the quarter in which any distribution of available cash is made, and to $0.0675 per unit per quarter, or $0.27 per unit per year, thereafter. The amendment will also eliminate all previously accrued cumulative distribution arrearages on our common units, which aggregated $92.5 million at November 30, 2005. We believe that this amendment will more closely align the minimum quarterly distribution with the levels of available cash that we may be expected to generate in the future.

•	Reduction of Incentive Distribution Levels. The proposed amendments will reduce the target distribution levels for the incentive distribution rights so that, commencing with the quarter beginning October 1, 2008, or, if we elect to commence making distributions sooner, the quarter in which any distribution of available cash is made, the new general partner units in the aggregate will be entitled to receive 10% of the cash distributions in a quarter once each common unit and general partner unit has received $.0675 for that quarter, plus any arrearages on the common units from prior quarters, and 20% of the cash distributions in a quarter once each common unit and general partner unit has received $.1125 for that quarter, plus any arrearages on the common units from prior quarters. Under the partnership agreement as currently in effect, the senior subordinated units, junior subordinated units and general partner units are not entitled to receive incentive distributions until $0.604 has been distributed on each common unit for a quarter, plus any arrearages on the common units for prior quarters.

•	Suspension of Mandatory Distribution of Available Cash. We suspended distributions on our senior subordinated units, junior subordinated units and general partner units on July 29, 2004 and on our common units on October 18, 2004. The proposed amendments will provide that we are not required to distribute available cash through the quarter ending September 30, 2008. We currently do not intend to make distributions of available cash during this period, even if we have available cash to distribute.

Reasons for the Recapitalization

During fiscal 2004, we experienced difficult operating and financial conditions as a result of our inability to pass on the full impact of record wholesale heating oil prices to customers and the effects of unusually high net customer attrition principally related to our heating oil segment’s operational restructuring. Prior to the 2004 winter heating season, our heating oil segment attempted to develop a competitive advantage in customer service, and as part of that effort, centralized its heating equipment service dispatch and engaged a centralized call center to fulfill its telephone requirements for the majority of its home heating oil customers. We experienced difficulties in advancing this initiative during the fiscal year ended September 30, 2004, which adversely impacted our customer base, product sales and costs. These conditions led to the suspension of distributions on our senior subordinated units, junior subordinated units and general partner units on July 29, 2004 and to the suspension of distributions on the common units on October 18, 2004. We continued to experience difficult operating and financial conditions in fiscal 2005. As indicated below, we believe that the recapitalization would permit us to address the problems resulting from these difficult operating and financial conditions in a manner that would be beneficial to our unitholders.

Certain Potential Advantages of the Proposed Recapitalization to Common Unitholders:

Reduce Liquidity Concerns.    The use of the $50 million in new equity financing (including from this rights offering), together with additional funds from operations, to repurchase up to approximately $73.1 million in face amount of our senior notes (assuming full noteholder participation in the senior notes tender offer), and the conversion of an additional $26.9 million in face amount of senior notes into equity in connection with the closing of the recapitalization would substantially strengthen our balance sheet and thereby reduce our concerns about liquidity and a shortage of capital. We believe this would provide us with the financial flexibility to better manage this period of high oil prices and to continue our program to improve operating results. As of the date of this prospectus, the holders of an aggregate of approximately $15.3 million in senior notes have not yet agreed to tender their notes in the tender offer. The principal amount of any senior notes, plus any interest and premium payments that we are required to make in respect of senior notes tendered for repurchase in the change of control repurchase offer, will reduce on a dollar-for-dollar basis the amount of senior notes that we shall repurchase for cash in connection with the closing of the recapitalization.

Facilitate Future Acquisitions.    The repayment or conversion into equity of senior notes pursuant to the senior notes tender offer would significantly reduce our indebtedness, which should help to facilitate our access to the capital markets to obtain equity capital and debt financing for acquisitions. If we are unable to access additional capital to grow our business, we may be adversely affected in our ability to maintain or increase our customer base, which could further erode our ability to generate available cash. Reducing our indebtedness should enhance our ability to make acquisitions.

Simplify Capital Structure.    The elimination of the cumulative common unit arrearages and the conversion of the senior subordinated units and junior subordinated units into common units would simplify our capital structure, which should help to facilitate our access to the capital markets. We believe that it would be difficult to issue new common or subordinated units while our existing common units are subject to significant arrearages for past distributions, which could adversely affect our ability to obtain debt financing for acquisitions since an important element of obtaining debt financing is our ability to access equity markets to repay debt. If we are limited in our ability to access capital to grow the business, we may be adversely affected in our ability to maintain or increase our customer base. Such reduction of activity could further erode our ability to generate available cash.

Experience of Kestrel Representatives.    Subject to the closing of the transactions contemplated by the unit purchase agreement, Star Gas will withdraw as general partner and Kestrel Heat will become our new general partner. Kestrel will be entitled to elect the board of directors of the general partner. We expect to benefit from the ability of the Kestrel representatives who have substantial experience in the energy markets. Paul A. Vermylen, Jr., the President of Kestrel, served as an executive officer of Meenan Oil Co., L.P., a heating oil company, for 18 years before it was sold to Star Gas Partners in 2001. See “Information Regarding Kestrel Heat.”

Agreements with Senior Noteholders.    The agreements with the holders of 94% of our senior notes would largely eliminate the costs and significant risks associated with the potential for litigation and alleged defaults under the indenture for our senior notes involving, among other matters, our use of proceeds from the sale of our propane segment. If this matter were not resolved and we were unsuccessful in defending our position in any future claim that might be brought by noteholders, this would constitute an event of default if declared by either of the holders of 25% in principal amount of the senior notes or by the trustee and in such event all amounts due under the senior notes would become immediately due and payable. An acceleration of our senior notes would have a material adverse effect on our ability to continue as a going concern. The report of our independent registered public accounting firm on our consolidated financial statements as of September 30, 2005 and 2004, and for the three years ended September 30,2005, includes an explanatory paragraph with respect to the impact of this matter on our ability to continue as a going concern if this matter is resolved adversely to us.

Certain potential disadvantages of the proposed recapitalization to common unitholders:

Elimination of Previously Accrued Cumulative Distribution Arrearages.    Arrearages on the common units that have accrued through the date of the closing of the recapitalization proposal would be eliminated. As of November 14, 2005, cumulative distribution arrearages on all outstanding common units aggregated $92.5 million, or $2.875 per common unit.

Reduction and Postponement of Minimum Quarterly Distributions.    The approval of the proposals would result in a reduction of the minimum quarterly distribution from the current $0.575 per common unit to $0.0675 per common unit. Also there would be no mandatory distributions on the common units until at least fiscal 2009. However, regardless of whether the minimum quarterly distribution is reduced, our board of directors of our general partner has concluded that (absent the proposed recapitalization) we are not generating enough available cash to pay any quarterly distributions and/or arrearages at the present time or in the foreseeable future.

Increased Distributions to General Partner.    If the proposals are approved, the general partner would be entitled to receive a substantially higher percentage of cash distributed above $0.0675 per unit than under the existing partnership agreement as a result of the revisions to the incentive distribution payments to allocate all incentive distributions to the holders of the general partner units. The reduction of the minimum quarterly distribution would mean that the general partner would be able to receive incentive distributions sooner. See “Amendments to the Partnership Agreement—Comparison of the Star Gas Partnership Agreement Before and After the Recapitalization.”

Depressed Purchase Price.    The price per common unit that we would receive from Kestrel Heat and M2 and in connection with the rights offering is close to the bottom of the trading range for our common units since we became a public partnership, but such price represents a 34% premium to the closing sales price of the common units on the last trading day prior to the public announcement of the recapitalization transaction.

Substantial Dilution.    The number of common units outstanding would increase from 32,165,528 to approximately 74,336,836, representing a significant dilution to existing unitholders. However, common unitholders who participate in the rights offering would be able to reduce the dilution in their unit holdings. Prior to the recapitalization, the common units represented approximately 88.8% of the total number of units outstanding. Following the recapitalization, if all rightsholders exercise their rights in this rights offering, our existing common unitholders would own common units representing approximately 66.5% of the total number of units outstanding. However, if none of the rightsholders exercise their rights in this rights offering and M2 is issued the 17,500,000 common units offered to the rightsholders hereunder pursuant to its standby commitment, our existing common unitholders would own common units representing approximately 43.1% of the total number of units outstanding.

Termination of Subordination Period.    The termination of the subordination period would eliminate the priority of payment to the common unitholders in preference to the senior subordinated units and junior subordinated units. In addition, the termination of the subordination period would eliminate the requirement that the general partner receive unitholder approval for issuance of more than a specified number of additional common units during the subordination period. However, the rules of the NYSE generally would require prior unitholder approval before we could issue common units in excess of 20% of the then currently issued and outstanding common units in a single or series of related transactions other than a public offering for cash.

Restriction on Use of NOLs.    We believe that the issuance of units in our recapitalization will likely result in an “ownership change” of our corporate subsidiary, Star/Petro, Inc. (“Star/Petro”) under the Internal Revenue Code of 1986, as amended (“Tax Code”). As a result of this ownership change, Star/Petro will be materially restricted in its ability to use its net operating loss carryforwards to reduce its future taxable income. As of September 30, 2005, Star/Petro had a federal net operating loss carryforward of approximately $181.7 million. The net operating loss carryforwards (prior to an “ownership change”) will begin to expire in 2025 and are generally available to reduce future taxable income that would otherwise be subject to federal income taxes. As a result of the ownership change, Star/Petro will be restricted annually in its ability to use its net operating loss carryforwards to reduce its federal taxable income. We believe that the restriction may entirely eliminate Star/Petro’s ability to use its net operating loss carryforwards. The restriction on Star/Petro’s ability to use net operating loss carryforwards to reduce its federal tax liability will reduce the amount of cash Star/Petro has available to make distributions to us. Consequently, the restriction will reduce the amount of cash we have available to distribute to our unitholders.

Structure

We are a Delaware limited partnership that was formed in October 1995 in connection with our initial public offering.

Our heating oil operations are conducted through Petro Holdings, Inc. (“Petro”) and its direct and indirect subsidiaries. Petro is a Minnesota corporation that is a wholly owned subsidiary of Star/Petro, Inc., or Star/Petro, which is our 99.99% subsidiary.

Our general partner is Star Gas LLC, a Delaware limited liability company. Star Gas LLC owns an approximate 1% general partner interest in Star Gas Partners, L.P., or Star Gas Partners, and also owns an approximate .01% interest in our subsidiary, Star/Petro.

Following the closing of the recapitalization, which is subject to unitholder approval, our general partner will be Kestrel Heat, which will own an approximate 0.4% general partnership interest in us, and Star Gas LLC will transfer its .01% interest in Star/Petro to us so that Star/Petro will become a wholly-owned subsidiary of ours.

Our common units (SGU) and senior subordinated units (SGH) are traded on the New York Stock Exchange.

Summary of the Rights Offering

You are entitled to receive .5441 rights for every common unit you hold on the record date. You should read the discussion under the heading “Description of Common Units” beginning on page 70 of this prospectus for a more detailed description of the common units.

We summarize the principal terms of the rights offering below. You should read the discussion under the heading “The Rights Offering” beginning on page 42 of this prospectus for a more detailed description of the rights offering.

The Rights Offering

We will issue to our common unitholders of record on                     , 2006, non-transferable rights entitling the holders to purchase an aggregate of 17,500,000 common units at a subscription price of $2.00 per unit. Unitholders will receive .5441 of a right for each common unit owned by them. Each full right is exercisable to purchase one common unit. No fractional rights or cash in lieu thereof will be issued or paid by us. Instead, the number of rights issued by us to each common unitholder on the record date will be rounded up to the nearest whole number of rights, provided that such rounding shall not cause the total purchase price of the common units issuable upon exercise of the rights to exceed $35,000,000.

Standby Commitment	M2 has agreed to purchase all of the common units which are subject to unexercised rights after giving effect to the subscription privilege. No rightsholder will have the right to oversubscribe.

Expiration Time

The rights offering expires at 5:00 P.M., New York City time, on                     , 2006, unless we extend the rights offering in our sole discretion, in which case the term “Expiration Time” means the latest date and time to which the rights offering is extended.

Conditions to the Rights Offering

The closing of the rights offering is subject to the simultaneous closing of the recapitalization. Accordingly, we expect to extend the Expiration Time until such closing. Further, we will complete the rights offering only if it would not violate applicable law or any applicable interpretation of the Staff of the SEC and no injunction, order or decree has been issued and no material disruption in the U.S. financial markets has occurred that would prohibit, prevent or materially impair our ability to proceed with the rights offering. See “The Rights Offering—Conditions to the Rights Offering.”

Procedures for Exercising the Rights

Each rightsholder wishing to exercise its rights must complete its rights certificate and mail or otherwise deliver the rights certificate, together with any other required documentation and payment for the subscription price of the units to be purchased in accordance with the rights certificate, to the subscription agent identified below under “Subscription Agent” at the address set forth in this prospectus. Please do not send your rights certificate, payment or other documentation to us. Specified brokers, dealers, commercial banks, trust companies and other nominees may also make tenders by book-entry transfer. See “The Rights Offering—Instructions for

Completing Your Rights Certificates” and “—Delivery of Subscription Materials and Payment.”

Exercising a Portion of Your Rights

You may subscribe for fewer than all of the common units that you are eligible to purchase pursuant to the subscription privilege represented by your rights certificate; however, once the rights offering expires, you will no longer be entitled to subscribe for common units. No rightsholder will have the right to oversubscribe.

Special Procedures for Beneficial Owners

Each beneficial owner of common units wishing to exercise its rights must instruct its broker, dealer or other nominee to act on its behalf. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials. See “The Rights Offering—Beneficial Owners.”

Guaranteed Delivery Procedures

If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the subscription agent before the Expiration Time, you may exercise your rights by providing your payment in full of the subscription price for each common unit being subscribed for pursuant to the subscription privilege to the subscription agent before the Expiration Time, delivering a notice of guaranteed delivery to the subscription agent at or before the Expiration Time and delivering the properly completed rights certificate evidencing the rights being exercised (and, if applicable for a nominee holder, the related nominee holder certification), with any required signatures guaranteed, to the subscription agent, within three business days following the date the notice of guaranteed delivery was received by the subscription agent. See “The Rights Offering—Guaranteed Delivery Procedures.”

No Revocation Permitted	Unitholders who have exercised their rights pursuant to the rights offering may NOT revoke or withdraw their exercise of their rights.

Subscription Agent

LaSalle Bank National Association, 135 S. LaSalle Street, Suite 1811, Chicago, Illinois 60603, Telephone: (800) 246-5761, Menu Option 2, Facsimile: (312) 904-2079, Attention: Corporate Trust Operations.

Material Tax Consequences

A U.S. rightsholder generally will not recognize taxable income in connection with the issuance or exercise of rights. However, we may be required to make special allocations of income and gain or loss and deduction to holders of common units acquired by exercising rights in order to cause the capital account associated with each acquired unit to be equivalent to the capital account of all other common units. For a summary of the material U.S. federal income tax consequences of holding units acquired by exercising rights, see “Material Tax Consequences.”

Use of Proceeds

We will receive approximately $35 million of proceeds before deducting any offering expenses. These offering expenses are estimated to be $             million. We plan to use the net proceeds we receive from the rights offering, together with $15 million in proceeds from the issuance of an aggregate of 7,500,000 common units to Kestrel and M2, and additional funds from operations, to repurchase at least $60 million and, at our option, up to approximately $73.1 million in face amount of our senior notes (assuming full noteholder participation in the senior notes tender offer). As of the date of this prospectus, the holders of an aggregate of approximately $15.3 million in senior notes have not yet agreed to tender their notes in the tender offer. The principal amount of any senior notes, plus any interest and premium payments that we are required to make in respect of senior notes tendered for repurchase in the change of control repurchase offer, will reduce on a dollar-for-dollar basis the amount of senior notes that we shall repurchase for cash in connection with the closing of the recapitalization.

No Recommendation

Neither we nor the board of directors of our general partner has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for common units or simply take no action with respect to your rights, based upon your own assessment of the risks in making an additional investment in us. See “Risk Factors,” “The Rights Offering—No Recommendations to Rightsholders,” “Information Regarding Kestrel Heat—Interests of the Proposed Executive Officers and Directors in the Recapitalization” and “Conflicts of Interest.”

Summary of the Common Units

The following summary of the common units and other partnership interests gives effect to the adoption of the second amended and restated agreement of limited partnership in connection with the closing of the recapitalization: See “Amendments to the Partnership Agreement—Comparison of the Star Gas Partnership Agreement Before and After the Recapitalization.”

Units to be Outstanding After the Recapitalization	Approximately 74,336,836 common units, representing a combined 99.6% limited partner interest, and 325,729 general partner units, representing a combined 0.4% general partner interest.

Requirement to Distribute Available Cash

Within 45 days following the end of each quarter commencing with the quarter beginning October 1, 2008, or if we elect to commence making distributions sooner, the quarter in which any distribution of available cash is made, Star Gas Partners is required to distribute 100% of its available cash with respect to such quarter to partners as of the record date selected by the general partner in its reasonable discretion. Star Gas Partners has no obligation to distribute available cash through the quarter ending September 30, 2008 and currently has no intention of making any such distributions.

Definition of Available Cash	Available cash for any quarter will continue to consist of all cash on hand at the end of that quarter, as adjusted for reserves. The general partner has broad discretion in establishing reserves.

Minimum Quarterly Distribution

$0.0 through the quarter ending September 30, 2008, or if we elect to commence making distributions sooner, the quarter in which any distribution of available cash is made, and $0.0675 per unit per quarter, or $0.27 per unit per year, thereafter.

First Target Distribution Level	$0.1125 per unit per quarter or $0.45 per unit per year.

Distribution of Available Cash from Operating Surplus	Available cash from operating surplus with respect to any quarter will be distributed in the following manner:

First, 100% to the common units, pro rata, until we distribute to each common unit the minimum quarterly distribution of $0.0675;

Second, 100% to the common units, pro rata, until we distribute to each common unit any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters;

Third, 100% to the general partner units, pro rata, until we distribute to each general partner unit the minimum quarterly distribution of $0.0675;

Fourth, 90% to the common units, pro rata, and 10% to the general partner units, pro rata, until we distribute to each common unit the first target distribution of $0.1125; and

Thereafter, 80% to the common units, pro rata, and 20% to the general partner units, pro rata.

Subordination Period

Because all senior subordinated units and junior subordinated units will convert into common units as part of the recapitalization, the subordination period will end. All outstanding limited partner units will be common units.

Voting	Approval of a majority of the outstanding common units, including common units owned by the general partner and its affiliates, is required for the following:

•	certain amendments to our partnership agreement;

•	the merger of our partnership or the sale of all or substantially all of our assets; and

•	the dissolution of our partnership.

Summary Consolidated Historical Financial and Operating Data

The following table sets forth our summary consolidated financial information that has been derived from our audited consolidated statements of operations and cash flows for each of the years ended September 30, 2003, 2004 and 2005 and our consolidated balance sheets as of September 30, 2004 and 2005 included in our Annual Report on Form 10-K incorporated by reference in this prospectus. You should read this financial information in conjunction with “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended September 30, 2005. The information set forth below is not necessarily indicative of our future results or financial position.

	Fiscal Years Ended September 30,
(in thousands, except per unit data)	2003	2004	2005
Statement of Operations Data:
Sales	$1,102,968	$1,105,091	$1,259,478
Costs and expenses:
Cost of sales	793,543	799,055	983,779
Delivery and branch expenses	217,244	232,985	231,581
Depreciation and amortization expenses	35,535	37,313	35,480
General and administrative expenses	39,763	19,937	43,418
Goodwill impairment charge	—	—	67,000

Operating income (loss)	16,883	15,801	(101,780)
Interest expense, net	(29,530)	(36,682)	(31,838)
Amortization of debt issuance costs	(2,038)	(3,480)	(2,540)
Gain (loss) on redemption of debt	212	—	(42,082)

Loss from continuing operations before income taxes	(14,473)	(24,361)	(178,240)
Income tax expense	1,200	1,240	696

Loss from continuing operations	(15,673)	(25,601)	(178,936)
Income (loss) from discontinued operations, net of income taxes	19,786	20,276	(4,552)
Gain (loss) on sales of discontinued operations, net of income taxes	—	(538)	157,560
Cumulative effects of change in accounting principle for discontinued operations:
Adoption of SFAS No. 142	(3,901)	—	—

Net income (loss)	$212	$(5,863)	$(25,928)

Weighted average number of limited partner units:
Basic	32,659	35,205	35,821
Diluted	32,767	35,205	35,821

Per Unit Data:
Basic and diluted loss from continuing operations per unit (a)	$(0.48)	$(0.72)	$(4.95)
Basic and diluted net income (loss) per unit (a)	$0.01	$(0.16)	$(0.72)
Cash distribution declared per common unit	$2.30	$2.30	$—
Cash distribution declared per senior sub. unit	$1.65	$1.73	$—

Balance Sheet Data (end of period):
Current assets	$211,109	$234,171	$311,432
Total assets	$975,610	$960,976	$629,261
Long-term debt	$499,341	$503,668	$267,417
Partners’ Capital	$189,776	$169,771	$145,108

	Fiscal Years Ended September 30,
(in thousands, except per unit data)	2003	2004	2005
Summary Cash Flow Data:
Net cash provided by (used in) operating activities	$15,365	$13,669	$(54,915)
Net cash provided by (used in) investing activities	$(48,395)	$6,447	$467,431
Net cash provided by (used in) financing activities	$48,049	$(19,874)	$(306,694)

Other Data:
EBITDA (b)	$52,630	$53,114	$(108,382)
Heating oil segment’s retail gallons sold	567,024	551,612	487,300

(a)	Income (loss) from continuing operations per unit is computed by dividing the limited partners’ interest in income (loss) from continuing operations by the weighted average number of limited partner units outstanding. Net income (loss) per unit is computed by dividing the limited partners’ interest in net income (loss) by the weighted average number of limited partner units outstanding.
(b)	EBITDA from continuing operations should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating our ability to make the minimum quarterly distribution. The working capital facility and the senior notes impose certain restrictions on our ability to pay distributions to unitholders.

The definition of “EBITDA” set forth above may be different from that used by other companies. EBITDA from continuing operations is calculated for the fiscal years ended September 30 as follows:

	Fiscal Years Ended September 30,
Statement of Operations Data (in thousands)	2003	2004	2005
Loss from continuing operations	$(15,673)	$(25,601)	$(178,936)
Plus:
Income tax expense	1,200	1,240	696
Amortization of debt issuance cost	2,038	3,480	2,540
Interest expense, net	29,530	36,682	31,838
Depreciation and amortization	35,535	37,313	35,480

EBITDA from continuing operations	$52,630	$53,114	$(108,382)

Add/(subtract)
Income tax expense	(1,200)	(1,240)	(696)
Interest expense, net	(29,530)	(36,682)	(31,838)
Unit compensation expense (income)	9,001	(4,382)	(2,185)
Provision for losses on accounts receivable	6,601	7,646	9,817
Gain on sales of fixed assets, net	(52)	(281)	(43)
Goodwill impairment charge	—	—	67,000
(Gain)/loss on redemption of debt	(212)	—	42,082
Loss on derivative instruments, net	306	1,673	2,144
Change in operating assets and liabilities	(22,179)	(6,179)	(32,814)

Net cash provided by (used in) operating activities	$15,365	$13,669	$(54,915)

Summary Selected Unaudited Pro Forma Condensed Financial Information

The following summary selected unaudited pro forma condensed consolidated statement of operations for the fiscal year ended September 30, 2005 assumes the recapitalization occurred on October 1, 2004. The selected unaudited pro forma condensed consolidated balance sheet data as of September 30, 2005 assumes the recapitalization occurred on September 30, 2005. You should not rely on the pro forma financial information as being indicative of the historical results that we would have had or the future results that we will experience after the recapitalization. See “Unaudited Condensed Pro Forma Financial Information.”

The “Pro Forma” column of the table represents the recapitalization assuming the repayment of approximately $73.1 million in senior notes (assuming full noteholder participation in the senior notes tender offer) and the conversion of approximately $26.9 million of senior notes into common units. As of the date of this prospectus, the holders of an aggregate of approximately $15.3 million in senior notes have not yet agreed to tender their notes in the tender offer. The principal amount of any senior notes, plus any interest and premium payments that we are required to make in respect of senior notes tendered for repurchase in the change of control repurchase offer, will reduce on a dollar-for-dollar basis the amount of senior notes that we shall repurchase for cash in connection with the closing of the recapitalization.

Fiscal Year Ended September 30, 2005
(in thousands, except per unit data)	Pro Forma
(unaudited)
Sales:
Product	$1,071,270
Installations and service	188,208

Total sales	1,259,478
Cost and expenses:
Cost of product	786,349
Cost of installations and service	197,430
Delivery and branch expenses	231,581
Depreciation and amortization expenses	35,480
General and administrative expenses	43,418
Goodwill impairment charge	67,000

Operating income (loss)	(101,780)
Interest expense	(26,016)
Interest income	3,429
Amortization of debt issuance costs	(2,230)
Gain (loss) on redemption of debt	(42,082)

Loss from continuing operations before income taxes	(168,679)
Income tax expense	696

Loss from continuing operations	(169,375)

General Partner’s interest in (loss from) continuing operations	$(740)

Limited Partners’ interest in (loss from) continuing operations	$(16,295)

Basic and diluted loss from continuing operations per Limited Partner Unit:	$(2.27)

Weighted average number of Limited Partner units outstanding:
Basic and Diluted	74,255

Fiscal Year Ended September 30, 2005
Pro Forma
(In thousands)
Balance Sheet Data (end of period)
Current assets	$280,519
Total assets	596,035
Long-term debt	166,541
Total partners’ capital	214,039

Summary Cash Flow Data
Net cash used in operating activities	$(44,902)
Net cash provided by investing activities	467,321
Net cash used in financing activities	(336,326)

Other Data

EBITDA (see footnote (b) to the Summary Consolidated Historical Financial and Operating Data table above) is calculated as follows:

Fiscal Year Ended September 30, 2005
Pro Forma
(In thousands)
Pro Forma Loss from continuing operations	$(169,375)
Plus:
Income tax expense	696
Amortization of debt issuance cost	2,230
Interest expense, net	22,587
Depreciation and amortization	35,480

Pro Forma EBITDA from continuing operations	$(108,382)

2006 Forecast of Star Gas Partners

Our management prepared a forecast for fiscal 2006 that was provided to Kestrel. The forecast was not prepared with a view to public disclosure. This forecast is included in this prospectus only because it was provided to Kestrel in connection with the negotiation of the unit purchase agreement and has been included in our proxy statement relating to the recapitalization. The forecast was prepared in October 2005 as of September 30, 2005 and has not been updated to give effect to any developments since that time. The forecast was prepared by, and is the responsibility of, management of Star Gas Partners. No independent registered public accounting firm examined, compiled or applied any procedures for the projections or expressed any opinion or provided any kind of assurance on the forecast.

While presented with numerical specificity, the forecast is based on a variety of assumptions relating to the business Star Gas Partners that, although considered appropriate by Star Gas Partners at the time, may not be realized. The principal assumptions are discussed below. Moreover, the forecast and the assumptions upon which it is based are subject to significant uncertainties and contingencies, many of which are beyond the control of management of Star Gas Partners. Consequently, the forecast and the underlying assumptions are necessarily speculative in nature and inherently imprecise, and there can be no assurance that the forecasted financial results will be realized. It is expected that there will be differences between actual and forecasted results, and actual results are likely to vary materially from those shown. None of Star Gas Partners, our Board of Directors, nor any of their affiliates or advisors intends to update or otherwise revise the forecast.

The inclusion of the forecast in this prospectus should not be regarded as an indication that Star Gas Partners, our Board of Directors, Kestrel or any of their affiliates or advisors considers the forecast likely to be an accurate prediction of future results. Star Gas Partners’ unitholders are cautioned not to place undue reliance on the forecast, which should be read in conjunction with information relating to the business, assets and financial condition of Star Gas Partners included or incorporated by reference herein.

The forecast contains forward-looking information and is subject to a number of risks discussed elsewhere in this prospectus. See “Risk Factors” and “Forward-Looking Statements.” These risks are likely to cause actual results in the future to differ significantly from results expressed or implied in the forecast.

The forecast set forth below is the most recent version of the forecast provided to Kestrel. Star Gas Partners believes that discussion of the earlier version would not add materially to the information provided here.

EBITDA from continuing operations should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating our ability to make the minimum quarterly distribution. The working capital facility and the senior notes impose certain restrictions on our ability to pay distributions to unitholders. This definition of EBITDA may be different from that used by other companies.

2006 Forecast of Star Gas Partners General Assumptions

For fiscal 2006, volume of home heating oil sold is assumed to decline by 20.0 million gallons, or 4.1%, to 467.3 million gallons as compared to 487.3 million gallons sold in fiscal 2005. This assumption was based upon a 4.5% net customer loss assumption in fiscal 2006 and adjustment to match the most recent 10-year average weather. No incremental customer conservation was assumed and volume assumptions follow customer consumption behavior exhibited in fiscal 2005.

For fiscal 2006, home heating oil margins are assumed to be 59 cents per gallon, which represents an increase of 3.3 cents per gallon over the level achieved in fiscal 2005 of 55.7 cents per gallon.

Service and installation revenues are assumed to increase due to a significant reduction in service contract discounting coupled with other price increases.

Projected operating expenses include the incremental effect of various cost reduction efforts undertaken in the second half of fiscal 2005. Headcount reductions and other cost curtailments are assumed to more than offset fiscal 2006 wage, medical and benefit cost increases. Operating expense assumes only recurring business overhead costs. The forecast excludes the potential restructuring related expenses incurred in connection with the recapitalization, which are currently estimated at $6.5 million.

Interest expense is a status quo estimate and does not reflect prospective savings from the debt reduction which would occur in the Kestrel proposed recapitalization. The prospective savings from such debt reduction will range from $8.7 million to $10.3 million depending on the amount of senior notes which participate in the senior notes tender offer and change of control repurchase offer.

A contingency of $4.1 million was established to offset current market risks. The contingency was established to offset the risk of conservation and margin compression due to higher than historical pricing levels and increased customer price sensitivity and awareness.

Consolidated Statements of Operations (in thousands)	Fiscal 2006
Sales:
Product	$1,189,545
Installation and services	190,049

Total sales	1,379,594

Cost and expenses
Cost of product	897,645
Cost of installations and service	193,649
Delivery and branch expenses	216,045
Depreciation and amortization	33,233
General and administrative expenses	25,155
Contingency	4,100

Operating income	9,767

Net interest expense	30,060
Amortization of debt issuance costs	2,427

Loss from operations before income tax	(22,720)

Income tax expense	1,500

Net loss	$(24,220)

EBITDA (in thousands)
Net loss	$(24,220)

Plus:
Income taxes	1,500
Amortization of debt issuance costs	2,427
Net interest expense	30,060
Depreciation and amortization	33,233

EBITDA	$43,000

RISK FACTORS

You should consider carefully the risk factors discussed below, as well as all other information in this prospectus and the documents incorporated herein by reference before you decide to exercise rights. Investing in our common units is speculative and involves significant risk. Any of the risks described in this prospectus could impair our business, financial condition and operating results, could cause the trading price, if any, of the common units to decline or could result in a partial or total loss of your investment.

Risks Related to the Recapitalization, Including the Rights Offering

If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may in our sole discretion decide not to continue with the rights offering or to terminate the rights offering prior to the Expiration Time. This decision would be based upon various factors, including market conditions. We have no present intention to terminate the rights offering, but we are reserving the right to do so in the event that unforeseen circumstances occur between the date of this prospectus and the expiration of the rights offering. If we terminate the rights offering, neither we nor the subscription agent will have any obligation to you with respect to the rights, except to return your subscription payments, without interest or deduction.

Once you exercise your rights, you may not revoke your commitment.

Once you exercise your rights, you may not revoke your commitment. Therefore, even if circumstances arise after you have subscribed in the offering that change your mind about investing in our common units, you will nonetheless be legally bound to proceed.

You should not consider the subscription price of our common units as an indication of the value of our partnership or our common units.

The subscription price of our common units may not reflect the value of our partnership or our common units. The subscription price was determined by our board of directors primarily as a result of negotiations with the Kestrel entities. The subscription price does not necessarily bear any relationship to the book value of our assets, historical or future cash flows, financial condition, recent or historical unit prices or any other established criteria for valuation. We cannot assure you that our common units will trade at prices equal to or in excess of the subscription price at any time after the date of this prospectus.

At December 2, 2005, the last trading day prior to our public announcement of the recapitalization transaction, the closing sales price of the common units was $1.32. On January 17, 2006, the last trading day prior to the date of this prospectus, the closing sales price of the common units was $2.30. Unitholders are urged to obtain a current quotation for the common units.

Unitholders who do not fully exercise their rights will have their interests diluted by unitholders who do exercise their rights (or by M2 pursuant to its standby commitment) and they will be diluted even if they do.

The rights offering will result in our issuance of an additional 17,500,000 common units. If you choose not to fully exercise your rights, your relative ownership interests in us would be diluted, although even those unitholders who exercise their rights will experience dilution as a result of the issuance of approximately 42,171,308 new common units (including the rights offering units) in connection with the recapitalization. However, rightsholders who, prior to the Expiration Time, do not exercise their rights, would have their relative ownership interests in us diluted more than if they do exercise.

Each common unitholder will experience substantial dilution in his interest in Star Gas Partners.

As a result of the issuance of units to Kestrel and the issuance of units in the rights offering, the issuance of additional units to the noteholders in conversion of senior notes into common units and the conversion of the senior subordinated units and junior subordinated units into common units, the number of common units will increase from 32,165,528 to approximately 74,336,836, representing a substantial dilution of the common unitholders’ existing interest. The recapitalization will also result in a termination of the subordination period during which certain issuances of additional units required a unitholder vote. Consequently, there will be no limit in the partnership agreement on the number of additional limited partner interests, including units senior to the common units, that we may issue at any time without the approval of our unitholders. As a result of this dilution and the possible future issuance of additional equity securities:

•	each common unitholder’s proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit will decrease (without taking into account the additional cash that would be available as a result of the reduction in interest expense in connection with the repayment or conversion of up to $100 million of senior notes, assuming full noteholder participation in the senior notes tender offer);

•	the common units may be subordinated as to distributions and voting rights given to new senior units we may decide to issue in the future, although we do not have any present intention to issue senior units;

•	the relative voting strength of each previously outstanding unit will be diminished; and

•	the market price of the common units may decline.

However, common unitholders who participate in the rights offering would be able to reduce the dilution in their unit holdings.

Prior to the recapitalization, the common units represented approximately 88.8% of the total number of units outstanding. Following the recapitalization, if all rightsholders exercise their rights in this rights offering, our existing common unitholders would own common units representing approximately 66.5% of the total number of units outstanding. However, if none of the rightsholders exercise their rights in this rights offering and M2 is issued the 17,500,000 common units offered to the rightsholders hereunder pursuant to its standby commitment, our existing common unitholders would own common units representing approximately 43.1% of the total number of units outstanding.

Accrued and unpaid arrearages in the payment of the minimum quarterly distribution on the common units will be eliminated.

Under our partnership agreement as currently in effect, during the subordination period, no distributions can be made on the subordinated units until all accrued and unpaid arrearages in the payment of the minimum quarterly distribution on the common units have been paid. As of November 30, 2005, the amount of accrued and unpaid arrearages in the payment of the minimum quarterly distribution on the common units was $92.5 million. Assuming that the number of outstanding common units remained at 32,165,528 and that we did not distribute any available cash from operating surplus, these arrearages would increase by $18.5 million per quarter. As a result of the recapitalization, all accrued and unpaid arrearages on the common units would be eliminated. Consequently, the preference of the existing common unitholders to cash distributions in that amount would be eliminated.

We have substantially lowered the minimum quarterly distribution and the first target distribution, which will make it easier for the general partner units to receive incentive distributions.

Under our partnership agreement as currently in effect, the senior subordinated units, junior subordinated units and general partner units are not entitled to receive incentive distributions in a quarter until the first target distribution of $0.604 per unit has been distributed on each common unit. Under the proposed amendments to our partnership agreement, commencing with the quarter beginning October 1, 2008, or, if we elect to commence making distributions sooner, the quarter in which any distribution of available cash is made, the new general partner units in the aggregate will be entitled to receive 10% of the cash distributions in a quarter once each common unit and general partner unit has received the minimum quarterly distribution of $.0675 for that quarter, plus any arrearages on the common units from prior quarters, and 20% of the cash distributions in a quarter once each common unit and general partner unit has received $.1125 for that quarter, plus any arrearages on the common units from prior quarters. See “Amendments to the Partnership Agreement—Comparison of the Star Gas Partnership Agreement Before and After the Recapitalization.” Thus, the ability of the general partner units to receive incentive distributions has been enhanced in several ways:

•	The general partner units are entitled to incentive distributions once the minimum quarterly distribution has been paid on the common units and general partner units, as opposed to only after the first target distribution has been paid under the existing partnership agreement.

•	The minimum quarterly distribution and the first target distribution have been substantially reduced. The minimum quarterly distribution has been reduced from $0.575 to $0.0 for each quarter through September 30, 2008, or if we elect to commence making distributions sooner, the first quarter in which a distribution of available cash is made, and to $0.0675 thereafter, representing an 88% decrease. The first target distribution has been reduced from $0.604 to $.1125 per unit, representing an 81% decrease.

We are not required to, and currently do not intend to, distribute any available cash through the quarter ending September 30, 2008.

The partnership agreement amendments provide that we are not obligated to distribute available cash through the quarter ending September 30, 2008. We currently do not intend to make distributions of available cash during this period, even if we have available cash to distribute. Also, if we accumulate available cash during this period, it will be easier for us to make distributions on the general partner units after this period than if we had distributed available cash each quarter.

If our use of the net proceeds from the sale of the propane segment does not comply with the terms of the indenture for the senior notes, we may be subject to liability to the noteholders, which would have a material adverse effect on our ability to continue as a going concern.

On December 17, 2004, we completed the sale of our propane segment for a purchase price of $481.3 million, without assumption of the propane segment’s indebtedness for borrowed money at the time of sale. Pursuant to the terms of the indenture relating to our senior notes, we were permitted, within 360 days of the sale, to apply the net proceeds of the sale of the propane segment either to reduce our indebtedness or the indebtedness of a restricted subsidiary, or to make an investment in assets or capital expenditures useful to our or any subsidiary’s business. To the extent any net proceeds that were not so applied exceeded $10 million (referred to in this prospectus as excess proceeds), the indenture requires us to make an offer to all holders of notes to purchase for cash that number of notes that may be purchased with excess proceeds at a purchase price equal to 100% of the principal amount of notes plus accrued and unpaid interest to the date of purchase.

After repayment of certain debt and transaction expenses, the net proceeds from the propane segment sale were approximately $156.3 million. As of the closing of the propane sale and application of the proceeds, the amount of net proceeds not applied in excess of $10 million was $146.3 million. As of September 30, 2005, the heating oil segment had utilized $53.1 million of the proceeds to invest in working capital assets, purchase capital assets and repay long-term debt, which reduced the amount available to repurchase notes to $93.2 million. As of December 2, 2005, the heating oil segment had used all of the remaining excess proceeds.

Our board of directors and management considered, based on informal communications with certain noteholders and their counsel, that certain noteholders might take the position that the use of net proceeds to invest in working capital assets was not a permitted use under the indenture. Based upon the advice of counsel, we disagreed with this position. However, we recognized that if we were unsuccessful in defending our position, this would constitute an event of default if declared by either the holders of 25% in principal amount of the senior notes or by the trustee under the indenture, and in such event all amounts due under the senior notes would become immediately due and payable. An acceleration of our senior notes would have a material adverse effect on our ability to continue as a going concern. The report of our independent registered public accounting firm on our consolidated financial statements as of September 30, 2005 and 2004, and for the three years ended September 30, 2005, includes an explanatory paragraph with respect to the impact of this matter on our ability to continue as a going concern if this matter is resolved adversely to us. We have reached an agreement with the holders of 94% in aggregate principal amount of the senior notes to resolve this matter, which is subject to our completing the proposed recapitalization, of which there can be no assurance.

Affiliates of the general partner will now be able to vote on all matters.

Under the existing partnership agreement, during the subordination period the votes of the general partner and its affiliates were excluded in determining a quorum for, and the votes on, any matter requiring the approval of a “unit majority,” which included certain amendments to our partnership agreement; the merger of our partnership or the sale of all or substantially all our assets; and the dissolution of our partnership. Due to the mandatory conversion of the senior and junior subordinated units into common units, the subordination period will end. Consequently, after the recapitalization, the general partner and its affiliates will be able to vote their units on all matters brought before the unitholders.

Possible conflicts of interest were present in negotiating and structuring the recapitalization.

Certain executive officers and directors of Star Gas have interests in the recapitalization that are different from, and may conflict with, the interests of the public unitholders. Kestrel has proposed that following the closing of the recapitalization, Mr. William P. Nicoletti, the chairman of the board of Star Gas, Mr. Joseph Cavanaugh, the chief executive officer and a director of Star Gas and Mr. Daniel Donovan, the president of Star Gas, would become directors of Kestrel Heat. Mr. Paul Biddelman, Mr. Stephen Russell and Mr. Irik P. Sevin, the other three directors of Star Gas, will not become directors of Kestrel Heat. In addition, if the recapitalization is consummated, Mr. Cavanaugh, Mr. Donovan and Mr. Richard Ambury, the chief financial officer, treasurer and secretary of Star Gas, would continue to be employed by us under the terms of their current employment arrangements.

The unit purchase agreement provides in general that Kestrel will cause Star Gas Partners to maintain, for a period of six years after the completion of the transaction, the current indemnification agreements and provisions for Star Gas’ officers and directors and the current policies of directors’ and officers’ liability insurance maintained by Star Gas Partners, or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous, with respect to claims arising from facts or events that occurred on or before the date of the completion of the transaction.

The membership interests in Star Gas are owned by Mr. Sevin, Ms. Audrey L. Sevin and Hanseatic Americas, Inc. Mr. Sevin is a director of Star Gas. Star Gas and its members own an aggregate of 314,305 senior subordinated units and 345,364 junior subordinated units, all of which will be converted into common units in connection with the proposed recapitalization. Mr. Biddelman, who is a director of Star Gas, is an executive officer of Hanseatic Corporation, the sole managing member of Hanseatic Americas, LDC, which is the indirect parent of Hanseatic Americas, Inc. Mr. Biddelman beneficially owns an approximately 10% equity interest in Hanseatic Americas, Inc., and persons unaffiliated with Mr. Biddelman beneficially own an approximately 80% equity interest in Hanseatic Americas, Inc.

In addition, the executive officers and directors of Star Gas (excluding Mr. Sevin) own an aggregate of 18,561 senior subordinated units that will be converted into common units in connection with the proposed recapitalization.

Kestrel has acknowledged that Star Gas Partners is required to reimburse Star Gas for amounts that are payable by Star Gas to Mr. Sevin under his agreement dated March 7, 2005 and Kestrel has agreed to cause Star Gas Partners to continue to make such reimbursement without offsets, defenses or counterclaims, except that Star Gas Partners shall have such defenses as may become available to Star Gas pursuant to such agreement. See

“Risk Factors,” “Information Regarding Kestrel Heat—Interests of the Proposed Executive Officers and Directors in the Recapitalization” and “Conflicts of Interest.”

Our noteholders and affiliates of Kestrel may sell common units in the public market, which sales could have an adverse impact on the trading price of our common units.

After the recapitalization, our senior noteholders will own 13,433,962 (subject to adjustment based on rounding) common units and affiliates of Kestrel will own between 7,500,000 common units and 25,000,000 common units. We have granted the consenting noteholders certain registration rights for these units and our partnership agreement would provide Kestrel and its affiliates with certain registration rights for these units. The sale of these units in the public market could have an adverse impact on the price of the common units.

Risks Inherent in an Investment in Star Gas Partners

The continuation of high wholesale energy costs may adversely affect our liquidity.

Under our revolving credit facility, as amended, we may borrow up to $260 million, which increases to $310 million during the peak winter months from December through March of each year, (subject to borrowing base limitations and a coverage ratio) for working capital purposes subject to maintaining availability (as defined in the credit agreement) of $25 million or a fixed charge coverage ratio of not less than 1.1 to 1.0.

Recent dynamics of the heating oil industry have adversely impacted working capital requirements, principally as follows:

•	High selling prices require additional borrowing to finance accounts receivable; however, we may borrow only approximately 85% against eligible accounts receivable and 40% to 80% of eligible inventory. In addition we may borrow up to $35 million against fixed assets and customer lists, which is reduced by $7.0 million each year over the life of the credit agreement.

•	At present, suppliers are not providing credit terms to us, requiring us to pay in advance for product. Historically, we have enjoyed, on average, two-to three-day credit terms providing additional credit support during the heating season.

•	Due to our current credit position, our ability to execute certain hedging strategies has been curtailed, which we anticipate will require us to purchase a greater proportion of New York Mercantile Exchange (“NYMEX”) futures contracts to implement our hedging strategy than we have in the past. These contracts require an initial margin at the time of purchase and we are required to fund maintenance margins based on daily market adjustments should the market price of home heating oil decrease. The payment of these margins, if required, may be well in advance of settlement and will have an adverse impact on liquidity.

•	In addition to the foregoing, there is a risk that accounts receivable collection experience may not equal that of prior periods since customers are owing larger amounts which could be outstanding for longer periods of time.

If our credit requirements should exceed the amounts available under our revolving credit facility or should we fail to maintain the required availability, we would not have sufficient working capital to operate our business, which could have a material adverse effect on our financial condition and results of operations.

Our substantial debt and other financial obligations could impair our financial condition and our ability to fulfill our debt obligations.

We had total debt, exclusive of our working capital facility, of approximately $268.2 million as of September 30, 2005. After giving effect to the recapitalization, we expect to have total pro forma indebtedness

(including current maturities) of approximately $174 million and pro forma partners’ capital of approximately $214 million at September 30, 2005. See “Capitalization” and “Unaudited Condensed Pro Forma Financial Information.” Our substantial indebtedness and other financial obligations could:

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•	have a material adverse effect on us if we fail to comply with financial and affirmative and restrictive covenants in our debt agreements and an event of default occurs as a result of a failure that is not cured or waived;

•	require us to dedicate a substantial portion of our cash flow for interest payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital and capital expenditures;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

Since weather conditions may adversely affect the demand for home heating oil, our financial condition is vulnerable to warm winters.

Weather conditions have a significant impact on the demand for home heating oil because our customers depend on this product principally for space heating purposes. As a result, weather conditions may materially adversely impact our operating results and financial condition. During the peak heating season of October through March, sales of home heating oil historically have represented approximately 75% to 80% of our annual home heating oil volume. Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume we sell and the gross profit realized on those sales and, consequently, our results of operations. For example, in fiscal 2000 and especially fiscal 2002, temperatures were significantly warmer than normal for the areas in which we sell home heating oil, which adversely affected the amount of EBITDA that we generated during these periods. In fiscal 2002, temperatures in our areas of operation were an average of 18.4% warmer than in fiscal 2001 and 18.0% warmer than normal. We purchase weather insurance to help minimize the adverse effect of weather volatility on our cash flows. However, there can be no assurance that this insurance will be adequate to protect us from adverse effects of weather conditions.

Our operating results will be adversely affected if we experience significant customer losses that are not offset or reduced by customer gains.

Our net attrition rate of home heating oil customers for fiscal 2003, 2004 and 2005 was approximately 1.5%, 6.4% and 7.1%, respectively. This rate represents the net of our annual customer loss rate after customer gains. For fiscal 2003, 2004 and 2005, gross customer losses were 16.4%, 19.5% and 20%, respectively. For fiscal 2003, 2004 and 2005, gross customer gains were 14.9%, 13.1% and 12.9%, respectively. The gain of a new customer does not fully compensate for the loss of an existing customer during the first year because of the expenses incurred to acquire a new customer and the higher attrition rate associated with new customers. Customer losses are the result of various factors, including:

•	supplier changes based primarily on price competition, particularly during periods of high energy costs;

•	quality of service issues, including those related to our centralized call center;

•	credit problems; and

•	customer relocations.

The continuing unprecedented rise and volatility in the price of heating oil has intensified price competition, which has adversely impacted our margins and added to our difficulty in reducing customer attrition. We believe our attrition rate has risen not only because of increased price competition related to the rise in oil prices but also because of operational problems. Prior to the 2004 winter heating season, we attempted to develop a competitive advantage in customer service and, as part of that effort, centralized a majority of our heating equipment service dispatch and engaged a centralized call center to fulfill telephone requirements for a majority of our home heating oil customers. We experienced difficulties in advancing this initiative during fiscal 2004, which adversely impacted our customer base and costs. In fiscal 2004 and 2005, the customer experience was below the level associated with other premium service providers and below the level of service provided by us in prior years.

We believe that we have identified the problems associated with the centralization efforts and are taking steps to address these issues. We expect that high net attrition rates may continue through fiscal 2006 and perhaps beyond and even to the extent the rate of attrition can be halted, attrition from prior fiscal years will adversely impact net income in the future.

We believe that the increase in net customer attrition over the past two years can be attributed to: (i) a combination of the effect of our premium service/premium price strategy when customer price sensitivity increased due to high energy prices; (ii) our decision in fiscal 2005 to maintain reasonable profit margins going forward in spite of competitors’ aggressive pricing tactics; (iii) the lag effect of customer attrition related to service and delivery problems experienced by customers in prior fiscal years; (iv) continued customer dissatisfaction with the centralization of customer care; and (v) tightened customer credit standards.

We have continued to experience net customer attrition during fiscal 2006. If wholesale prices remain high, we believe the risk of customer losses due to credit problems, especially for commercial customers, may increase and bad debt expense may also increase.

We may not be able to achieve net gains of customers and may continue to experience net customer attrition in the future.

Sudden and sharp oil price increases that cannot be passed on to customers may adversely affect our operating results.

The retail home heating oil industry is a “margin-based” business in which gross profit depends on the excess of retail sales prices over supply costs. Consequently, our profitability is sensitive to changes in the wholesale price of home heating oil caused by changes in supply or other market conditions. These factors are beyond our control and thus, when there are sudden and sharp increases in the wholesale cost of home heating oil, we may not be able to pass on these increases to customers through increased retail sales prices. As of September 30, 2005, the wholesale cost of home heating oil, as measured by the closing price on the NYMEX, had increased by 48% to $2.06 per gallon from $1.39 per gallon as of September 30, 2004. During fiscal 2005, per gallon wholesale home heating oil prices peaked at $2.18 on September 1, 2005. Wholesale price increases could reduce our gross profits and could, if continuing over an extended period of time, reduce demand by encouraging conservation or conversion to alternative energy sources. In an effort to retain existing accounts and attract new customers, we may offer discounts, which will impact the net per gallon gross margin realized.

A significant portion of our home heating oil volume is sold to price protected customers and our gross margins could be adversely affected if we are not able to effectively hedge against fluctuations in the volume and cost of product sold to these customers.

A significant portion of our home heating oil volume is sold to individual customers under an agreement pre-establishing the maximum sales price or a fixed price of home heating oil over a 12-month period. For the fiscal year ended September 30, 2005, approximately 48% of our retail home heating oil volume sales were under a price protected plan. The price at which home heating oil is sold to these price protected customers is generally renegotiated prior to the heating season of each year based on current market conditions. We currently purchase futures contracts, swaps and option contracts for a substantial majority of the heating oil that we expect to sell to these price protected customers that have agreements in place in advance and at a fixed or maximum cost per gallon. We purchase these positions when a price protected customer renews his purchase commitment for the next 12 months. We utilize various hedging strategies in order to “lock in” the per gallon margin for price protected customers. The amount of home heating oil volume that we hedge per price protected customer is based upon the estimated fuel consumption per customer, per month. In the event that the actual usage exceeds the amount of the hedged volume on a monthly basis, we could be required to obtain additional volume at unfavorable margins. In addition, should actual usage be less than the hedged volume we may have excess inventory on hand at unfavorable costs.

If we do not make acquisitions on economically acceptable terms, our future financial performance will be limited.

The home heating oil industry is not a growth industry because new housing generally does not use oil heat and increased competition exists from alternative energy sources. A significant portion of our growth in the past decade has been directly tied to our acquisition program. Accordingly, future financial performance will depend on our ability to make acquisitions at attractive prices. We cannot assure that we will be able to identify attractive acquisition candidates in the home heating oil industry in the future or that we will be able to acquire businesses on economically acceptable terms. Factors that may adversely affect home heating oil operating and financial results may limit our access to capital and adversely affect our ability to make acquisitions. Under the terms of our revolving credit facility, the heating oil segment was restricted from making any acquisitions through June 17, 2005 and thereafter individual acquisitions may not exceed $10 million or an aggregate of $25 million in any fiscal year. In addition, the heating oil segment is restricted from making any acquisition unless availability (essentially borrowing base availability less borrowings) would be at least $40 million, on a pro forma basis, during the last 12 month period ending on the date of such acquisition. These restrictions severely limit our ability to make acquisitions. Any acquisition may involve potential risks to us and ultimately to our unitholders, including:

•	an increase in our indebtedness;

•	an increase in our working capital requirements;

•	our inability to integrate the operations of the acquired business;

•	our inability to successfully expand our operations into new territories;

•	the diversion of management’s attention from other business concerns; and

•	an excess of customer loss or loss of key employees from the acquired business.

In addition, acquisitions may be dilutive to earnings and distributions to unitholders and any additional debt incurred to finance acquisitions may among other things, affect our ability to make distributions to our unitholders.

Because of the highly competitive nature of the retail home heating oil industry, we may not be able to retain existing customers or acquire new customers, which would have an adverse impact on our operating results and financial condition.

If our home heating oil operations are unable to compete effectively, we may lose existing customers or fail to acquire new customers, which would have a material adverse effect on our results of operations and financial condition.

We compete with heating oil distributors offering a broad range of services and prices, from full service distributors, like us, to those offering delivery only. Competition with other companies in the home heating oil industry is based primarily on customer service and price. It is customary for companies to deliver home heating oil to their customers based upon weather conditions and historical consumption patterns, without the customer making an affirmative purchase decision. Most companies provide home heating equipment repair service on a 24-hour-per-day basis. In some cases, homeowners have formed buying cooperatives to purchase fuel oil from distributors at a price lower than individual customers are otherwise able to obtain. As a result of these factors, it may be difficult to acquire new customers.

We can make no assurances that we will be able to compete successfully. If competitors continue to increase market share by reducing their prices, as we believe occurred recently, our operating results and financial condition could be materially and adversely affected. We also compete for customers with suppliers of alternative energy products, principally natural gas. Competition from alternative energy sources has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity, and the high price of oil. We could face additional price competition from electricity and natural gas as a result of deregulation in those industries. Over the past five years, conversions by our customers from heating oil to natural gas have averaged approximately 1% per year.

The continuing unprecedented rise in the price of heating oil has intensified price competition, which has adversely impacted our product margins and added to our difficulty in reducing customer attrition. We believe our attrition rate has risen not only because of increased price competition related to the rise in oil prices, but also because of operational problems. Prior to the 2004 winter heating season, we attempted to develop a competitive advantage in customer service and, as part of that effort, centralized a majority of our heating equipment service dispatch and engaged a centralized call center to fulfill telephone requirements for the majority of our home heating oil customers. We experienced difficulties in advancing this initiative during fiscal 2004 and 2005, which adversely impacted our customer base and costs. In fiscal 2004 and 2005 the customer experience was below the level associated with other premium service providers and below the level of service provided by us in prior years.

We believe that we have identified the problems associated with these centralization efforts and are taking steps to address these issues We expect that high net attrition rates may continue through fiscal 2006 and perhaps beyond and even to the extent that the rate of attrition can be halted, attrition in prior fiscal years will adversely impact net income in the future.

Energy efficiency and new technology may reduce the demand for our products and adversely affect our operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for our products by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand and adversely affect our operating results.

We are subject to operating and litigation risks that could adversely affect our operating results whether or not covered by insurance.

Our operations are subject to all operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing customers with home heating oil. As a result, we may be a defendant in legal proceedings and litigation arising in the ordinary course of business.

We maintain insurance policies with insurers in amounts and with coverage and deductibles as we believe are reasonable. However, there can be no assurance that this insurance will be adequate to protect us from all material expenses related to potential future claims for remediation costs and personal and property damage or that these levels of insurance will be available in the future at economical prices.

Our insurance reserves may not be adequate to cover actual losses.

We self-insure a portion of workers’ compensation, automobile and general liability claims. We establish reserves based upon expectations as to what our ultimate liability will be for these claims using developmental factors based upon historical claim experience. We periodically evaluate the potential for changes in loss estimates with the support of qualified actuaries. As of September 30, 2005, we had approximately $33.8 million of insurance reserves and had issued $43.8 million in letters of credit for current and future claims. The ultimate settlement of these claims could differ materially from the assumptions used to calculate the reserves, which could have a material effect on our results of operations.

We are the subject of a class action lawsuit alleging violations of the federal securities laws, which if decided adversely, could have a material adverse effect on our financial condition.

On or about October 21, 2004, a purported class action lawsuit on behalf of a purported class of unitholders was filed against Star Gas Partners and various subsidiaries and officers and directors in the United States District Court of the District of Connecticut entitled Carter v. Star Gas Partners, L.P., et al, No. 3:04-CV-01766-IBA, et al. Subsequently, 16 additional class action complaints, alleging the same or substantially similar claims, were filed in the same district court: (1) Feit v. Star Gas, et al. Civil Action No. 04-1832 (filed on 10/29/2004), (2) Lila Gold vs. Star Gas, et al, Civil Action No. 04-1791 (filed on 10/22/2004), (3) Jagerman v. Star Gas, et al, Civil Action No. 04-1855 (filed on 11/3/2004), (4) McCole, et al v. Star Gas, et al, Civil Action No. 04-1859 (filed on 11/3/2004), (5) Prokop vs. Star Gas, et al, Civil Action No. 04-1785 (filed on 10/22/2004), (6) Seigle v. Star Gas, et al, Civil Action No. 04-1803 (filed on 10/25/2004), (7) Strunk v. Star Gas, et al, Civil Action No. 04-1815 (filed on 10/27/2004), (8) Harriette S. & Charles L. Tabas Foundation vs. Star Gas, et al, Civil Action No. 04-1857 (filed on 11/3/2004), (9) Weiss v. Star Gas, et al, Civil Action No. 04-1807 (filed on 10/26/2004), (10) White v. Star Gas, et al, Civil Action No. 04-1837 (filed on 10/9/2004), (11) Wood vs. Star Gas et al, Civil Action No. 04-1856 (filed on 11/3/2004), (12) Yopp vs. Star Gas, et al, Civil Action No. 04-1865 (filed on 11/3/2004), (13) Kiser v. Star Gas, et al, Civil Action No. 04-1884 (filed on 11/9/2004), (14) Lederman v. Star Gas, et al, Civil Action No. 04-1873 (filed on 11/5/2004), (15) Dinkes v. Star Gas, et al, Civil Action No. 04-1979 (filed 11/22/2004) and (16) Gould v. Star Gas, et al, Civil Action No. 04-2133 (filed on 12/17/2004) (including the Carter Complaint, collectively referred to herein as the “Class Action Complaints”). The class actions have been consolidated into one action entitled In re Star Gas Securities Litigation, No 3:04CV1766 (JBA).

The class action plaintiffs generally allege that Star Gas Partners violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10-b5 promulgated thereunder, by purportedly failing to disclose, among other things: (1) problems with the restructuring of Star Gas’s dispatch system and customer attrition related thereto; (2) that Star Gas’ heating oil segment’s business process improvement program was not generating the benefits allegedly claimed; (3) that Star Gas was struggling to maintain its profit margins in its heating oil segment; (4) that Star Gas’s fiscal 2004 second quarter profit margins were not representative of its ability to pass on heating oil price increases; and (5) that Star Gas was facing an inability to pay its debts and that, as a result, its credit rating and ability to obtain future financing was in jeopardy. The class action plaintiffs seek an unspecified amount of compensatory damages including interest against the defendants jointly and severally and an award of reasonable costs and expenses. On February 23, 2005, the Court consolidated the Class Action Complaints and heard argument on motions for the appointment of lead plaintiff. On April 8, 2005, the Court appointed the lead plaintiff. Pursuant to the Court’s order, the lead plaintiff filed a consolidated amended complaint on June 20, 2005 (the “Consolidated Amended Complaint”). The Consolidated Amended Complaint named: (a) Star Gas Partners, L.P.; (b) Star Gas LLC; (c) Irik Sevin; (d) Audrey Sevin; (e) Hanseatic Americas, Inc.; (f) Paul Biddelman; (g) Ami Trauber; (h) A.G. Edwards & Sons Inc.; (i) UBS Investment Bank; and (j) RBC Dain Rauscher Inc. as defendants. The Consolidated Amended Complaint added claims arising out of two registration statements and the same transactions under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as well as certain allegations concerning the Partnership’s hedging practices. On September 23, 2005, defendants filed motions to dismiss the Consolidated Amended Complaint for failure to state a claim under the federal securities laws and failure to satisfy the applicable pleading requirements of the Private Securities Litigation Reform Act of 1995, or PSLRA, and the Federal Rules of Civil Procedure. Plaintiffs filed their response to defendants’ motions to dismiss on or about November 23, 2005 and defendants filed their reply briefs on December 20, 2005. The motion is now pending decision by the Court. In the interim, discovery in the matter remains stayed pursuant to the mandatory stay provisions of the PSLRA. While no prediction may be made as to the outcome of litigation, we intend to defend against this class action vigorously.

In the event that the above action is decided adversely to us, it could have a material effect on our results of operations, financial condition and liquidity.

Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs.

The home heating oil business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. We have implemented environmental programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will experience increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory permits. New environmental regulations might adversely impact operations, including underground storage and transportation of home heating oil. In addition, there are environmental risks inherently associated with home heating oil operations, such as the risks of accidental releases or spills. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons. Before August 2006 we must implement certain changes to ensure compliance with amended Environmental Protection Agency regulations. We currently estimate that the capital required to effectuate these requirements will range from $1.0 to $1.5 million.

In our acquisition of Meenan, we assumed all of Meenan’s environmental liabilities.

In our acquisition of Meenan Oil Co., L.P. (“Meenan”), a heating oil company, in August 2001, we assumed all of Meenan’s environmental liabilities, including those related to the cleanup of contaminated properties, in consideration of a reduction of the purchase price of $2.7 million. Subsequent to closing, we established an additional reserve of $2.3 million to cover potential costs associated with remediating known environmental liabilities, bringing the total reserve to $5.0 million. As of September 30, 2005, remediation expenses against this reserve have totaled $3.1 million. While we believe this reserve is adequate, it is possible that the extent of the contamination at issue or the expense of addressing it could exceed our estimates and thus the costs of remediating these known liabilities could materially exceed the amount reserved.

Conflicts of interest have arisen and could arise in the future as a result of relationships between the general partner and its affiliates on the one hand, and Star Gas Partners and its limited partners, on the other hand.

Conflicts of interest have arisen and could arise in the future as a result of relationships between the general partner and its affiliates, on the one hand, and Star Gas Partners or any of the limited partners, on the other hand. As a result of these conflicts the general partner may favor its own interests and those of its affiliates over the interests of the unitholders. See “Conflicts of Interest.” The nature of these conflicts is ongoing and includes the following considerations:

•	Except for Irik P. Sevin, an affiliate of our current general partner who is subject to a non-competition agreement, the general partner’s affiliates are not prohibited from engaging in other business or activities, including direct competition with us.

•	The general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can impact the amount of cash, if any, available for distribution to unitholders, and available to pay principal and interest on debt.

•	The general partner controls the enforcement of obligations owed to Star Gas Partners by the general partner.

•	The general partner decides whether to retain separate counsel, accountants or others to perform services for Star Gas Partners.

•	In some instances the general partner may borrow funds in order to permit the payment of distributions to unitholders.

•	The general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. Unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

•	The general partner is allowed to take into account the interests of parties in addition to Star Gas Partners in resolving conflicts of interest, thereby limiting its fiduciary duty to the unitholders.

•	The general partner determines whether to issue additional units or other securities of Star Gas Partners.

•	The general partner determines which costs are reimbursable by us.

•	Some officers of the general partner, who will provide services to us, may also devote significant time to the businesses of the general partner’s affiliates and will be compensated by these affiliates for the services rendered to them. Paul Vermylen, who is proposed to become the Chairman of Kestrel Heat at closing of the recapitalization, serves as President of Kestrel Energy Partners. Kestrel Energy Partners is a private equity partnership that makes investments in energy-related projects.

•	The general partner is not restricted from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

The risk of global terrorism and political unrest may adversely affect the economy and the price and availability of home heating oil and have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks, such as the attacks that occurred in New York, Pennsylvania and Washington, D.C. on September 11, 2001, and political unrest in the Middle East may adversely impact the price and availability of home heating oil, our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on the heating oil industry in general, and on our business in particular, is not known at this time. An act of terror could result in disruptions of crude oil supplies and markets, the source of home heating oil, and its facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport home heating oil if our normal means of transportation become damaged as a result of an attack. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity could likely lead to increased volatility in prices for home heating oil. Insurance carriers are routinely excluding coverage for terrorist activities from their normal policies, but are required to offer such coverage as a result of new federal legislation. We have opted to purchase this coverage with respect to our property and casualty insurance programs. This additional coverage has resulted in additional insurance premiums.

The impact of hurricanes and other natural disasters could cause disruptions in supply and have a material adverse effect on our business, financial condition and results of operations.

Hurricanes, particularly in the Gulf of Mexico, and other natural disasters may cause disruptions in the supply chains for home heating oil and other petroleum products. Disruptions in supply could have a material adverse effect on our business, financial condition and results of operations, causing an increase in wholesale prices and decrease in supply.

Cash distributions (if any) are not guaranteed and may fluctuate with performance and reserve requirements.

Because distributions on the common units are dependent on the amount of cash generated, distributions may fluctuate based on our performance. The actual amount of cash that is available will depend upon numerous factors, including:

•	profitability of operations;

•	required principal and interest payments on debt;

•	debt covenants;

•	margin account requirements;

•	cost of acquisitions;

•	issuance of debt and equity securities;

•	fluctuations in working capital;

•	capital expenditures;

•	adjustments in reserves;

•	prevailing economic conditions;

•	financial, business and other factors; and

•	increased pension funding requirements.

Most of these factors are beyond the control of the general partner.

The partnership agreement gives the general partner discretion in establishing reserves for the proper conduct of our business. These reserves will also affect the amount of cash available for distribution.

On October 18, 2004, we announced that we would not pay a distribution on the common units. We had previously announced the suspension of distributions on the senior subordinated units on July 29, 2004. As of November 30, 2005, the amount of accrued and unpaid arrearages on the common units was $92.5 million. Assuming that the number of outstanding common units remained at 32,165,528 and that we did not distribute any available cash from operating surplus, these arrearages would increase by $18.5 million per quarter. If the recapitalization is not consummated, it is unlikely that regular distributions on the common units would be resumed in the foreseeable future and it is considerably less likely that regular distributions would resume on the senior subordinated units in the foreseeable future because of their subordination terms.

Risks of an Investment in our Securities

Provisions concerning change of control, default and preclusion from paying distributions in our debt instruments may affect distributions.

Our debt instruments contain provisions relating to a “change of control.” As of September 30, 2005, a change of control of Star Gas Partners would require an offer to repurchase $265 million of Star Gas Partners’ senior notes at 101% of face value. After giving effect to the recapitalization, Star Gas Partners expects to have approximately $166 million of its senior notes outstanding. See “Capitalization” and “Unaudited Condensed Pro Forma Financial Statements.” As of the date of this prospectus, the holders of all but approximately $15.3 million in face amount of the senior notes have waived their right to participate in a repurchase offer required to be made to senior noteholders following the recapitalization.

A change of control at the Petro level would accelerate the Petro bank debt, which was $6.6 million as of September 30, 2005. It is a condition of closing of the recapitalization that we obtain the agreement of our bank lenders that the appointment of Kestrel Heat as our new general partner shall not constitute a change of control.

Further, we will need the consent of our bank lenders to permit the heating oil segment to distribute to us funds to repurchase the minimum amount of senior notes which we are required to repurchase under our agreements with our noteholders. Our ability to repurchase these senior notes is also a condition of closing of the unit purchase agreement.

These provisions continue to apply to any future transaction involving a change of control. The payments required upon a change of control under these provisions would necessarily affect our ability to make distributions to unitholders. Neither Star Gas Partners nor Petro is restricted from entering into a transaction that would trigger the change of control provisions. If these change of control provisions are triggered, some or all of the outstanding debt may become due. It is possible that Star Gas Partners or Petro would not have sufficient funds at the time of any change of control to make the required debt payments or that restrictions in its other debt instruments would not permit those payments. In some instances, lenders would have the right to foreclose on Petro’s assets if debt payments were not made upon a change of control.

Restrictive covenants in the agreements governing our indebtedness and other financial obligations of Petro may reduce our operating flexibility.

The indenture governing our senior notes and the agreement governing Petro’s revolving credit facility contain various covenants that limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	make distributions to our unitholders;

•	purchase or redeem our outstanding equity interests or subordinated debt;

•	make specified investments;

•	create liens;

•	sell assets;

•	make acquisitions;

•	engage in specified transactions with affiliates;

•	make specified payments, loans, guarantees and transfers of assets or interests in assets;

•	engage in sale-leaseback transactions;

•	effect a merger or consolidation with or into other companies or a sale of all or substantially all of our properties or assets; and

•	engage in other lines of business.

These restrictions could limit our ability and the ability of Petro and its subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or conduct operations or otherwise take advantage of business opportunities that may arise. The agreement governing Petro’s revolving credit facility also requires it to maintain a fixed charge coverage ratio of 1.1 to 1.0 if availability is less than $25 million and satisfy other financial conditions. The ability of Petro to meet this financial ratio and other conditions can be affected by events beyond its control, such as weather conditions, oil prices and general economic conditions. Accordingly, it may be unable to meet those ratios and conditions.

Any future breach of any of these covenants or Petro’s failure to meet this ratio or other conditions could result in a default under the terms of the relevant indebtedness or other financial obligations, which could cause such indebtedness or other financial obligations, and by reason of cross-default provisions, the senior notes, to become immediately due and payable. If we were unable to repay those amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against their collateral, if any. If the lenders of Petro’s indebtedness accelerate the repayment of borrowings or other amounts owed, we may not have sufficient assets to repay our indebtedness or other financial obligations.

Unitholders have limited voting rights and do not control the general partner.

Unitholders have no right to elect the general partner on an annual or other continuing basis. The general partner manages and operates Star Gas Partners. Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business. The general partner generally may not be removed unless approved by the holders of 66 2/3% of the outstanding units, voting together as a single class but excluding those units held by the general partner and its affiliates. As a result, unitholders have only limited influence on matters affecting our operation, and it would be difficult for third parties to control or influence us.

There is a limited call right that may require unitholders to sell their units at an undesirable time or price.

If at any time less than 20% of the outstanding units of any class are held by persons other than the general partner and its affiliates, the general partner has the right to acquire all, but not less than all, of those units held by the unaffiliated persons. The price for these units will generally equal the then-current market price of the units. As a consequence, a unitholder may be required to sell his units at an undesirable time or price. The general partner may assign this acquisition right to any of its affiliates or Star Gas Partners.

Our ability to make distributions may be adversely affected by our obligation to first reimburse the general partner.

Before we make any distributions on the units, we will reimburse the general partner for all expenses it has incurred on our behalf. The reimbursement of those expenses and the payment of reasonable fees charged by the general partner for services could adversely affect our ability to make distributions. Reimbursable expenses and fees are determined by the general partner in its sole discretion.

Unitholders may not have limited liability in some circumstances.

A number of states have not clearly established limitations on the liability of limited partners for the obligations of a limited partnership. If it were determined that we had been conducting business in any state and had failed to comply with the applicable limited partnership statute, or that the rights or exercise of the rights by the limited partners as a group under the partnership agreement constituted participation in the “control” of Star Gas Partners, then a unitholder might be held liable to the same extent as the general partner for our obligations.

Provisions in our partnership agreement may inhibit a takeover, which could adversely affect the value of our partnership securities.

Our partnership agreement contains provisions that could delay or prevent a change in control of our management or removal of an incumbent general partner. These provisions apply even if the offer may be considered beneficial by some of our unitholders. If a change of control is delayed or prevented, the market price of our partnership securities could decline.

Tax Risks to Common Unitholders

The increase in taxes payable by Petro in the future will reduce dividends to Star Gas Partners, which may reduce distributions to unitholders.

Petro and its corporate affiliates do not expect to pay significant federal income tax for 2005 and 2006. However, over time the amount of federal income taxes paid by Petro and its corporate affiliates may increase. In addition, a successful Internal Revenue Service (“IRS”) challenge to the deductions of Petro, including depreciation or interest, will increase Petro’s and its corporate affiliates’ tax liability. This will reduce the amount of cash that Petro can distribute to us, which in turn will reduce the amount of cash that we can distribute to our unitholders. In addition, Petro and its corporate affiliates do expect to generate earnings and profits, which will make part of the distributions from these entities to Star Gas Partners taxable dividend income to the unitholders. This dividend income cannot be offset by past losses generated by our propane activities.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash available for distribution to you would be reduced.

The anticipated after tax benefit of an investment in the common units depends on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. However, we would not be required to include dividends from our corporate subsidiaries in our taxable income or we would be entitled to a dividends received deduction in computing our taxable income. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be reduced. Thus, treatment of us as a corporation would result in a reduction in the anticipated cash flow and after tax return to you, likely causing a reduction in the value of the common units.

Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to entity level taxation. For example, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amount will be adjusted to reflect the impact of that law on us.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the costs of any contest will reduce our cash available for distribution to you.

We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS, because the cost will be borne indirectly by our unitholders and our general partner, will result in a reduction in cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income. Because we do not intend to pay any cash distributions to our unitholders prior to the quarter ending December 31, 2008, there is an increased risk that in 2006, 2007 and 2008 you will not receive cash distributions from us equal to your share of our taxable income or the tax liability that results from your share of our taxable income.

Tax gain or loss on the disposition of our common units could be different than expected.

If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Any prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income to you.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds), and non U.S. persons raises issues unique to them. For example, a portion of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, may be unrelated business taxable income and may be taxable to them. Recent legislation treats net income derived from the ownership of certain qualified publicly traded partnerships as qualifying income to a regulated investment company. However, we do not expect to be a qualified publicly traded partnership for this purpose. Accordingly, some of our income may not be qualifying income to a regulated investment company. We will withhold tax at a rate of 30% on the portion of our dividend and interest income that is allocable to non U.S. persons. Moreover, if we realize other income that is effectively connected with a U.S. trade or business, distributions to non U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income.

The sale or exchange of 50% or more of our capital and profits interests will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12 month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders. Please read “Material Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

The issuance of units in the recapitalization will likely result in an “ownership change” of our corporate subsidiary, Star/Petro, under the Tax Code and as a result, Star/Petro will be materially restricted in its ability to use its net operating loss carryforwards to reduce its future taxable income.

We believe that the issuance of units in the recapitalization will likely result in an “ownership change” of our corporate subsidiary, Star/Petro, under the Tax Code. As a result of this ownership change, Star/Petro will be materially restricted in its ability to use its net operating loss carryforwards to reduce its future taxable income. As of September 30, 2005, Star Petro had a federal net operating loss carryover of approximately $181.7 million. These net operating loss carryforwards (prior to an “ownership change”) will begin to expire in 2025 and are generally available to reduce future taxable income that would otherwise be subject to federal income taxes.

As a result of the ownership change, Star/Petro will be restricted annually in its ability to use its net operating loss carryforwards to reduce its federal taxable income. We believe that the restriction may entirely eliminate Star/Petro’s ability to use its net operating loss carryforwards. The restriction on Star/Petro’s ability to use net operating loss carryforwards to reduce its federal tax liability will reduce the amount of cash Star/Petro has available to make distributions to us. Consequently, the restriction will reduce the amount of cash we have available to distribute to our unitholders.

USE OF PROCEEDS

We will receive approximately $35 million of proceeds before deducting any offering expenses. These offering expenses are estimated to be $             million. We plan to use the net proceeds we receive from the rights offering, together with $15 million in proceeds from the issuance of an aggregate of 7,500,000 common units to Kestrel and M2, and additional funds from operations, to repurchase at least $60 million and, at our option, up to approximately $73.1 million in face amount of our 10.25% senior notes due 2013 (assuming full noteholder participation in the senior notes tender offer).

CAPITALIZATION

The following table sets forth our historical capitalization as of September 30, 2005 on an actual basis and as adjusted to give pro forma effect to the following elements of the recapitalization (see “Unaudited Condensed Pro Forma Financial Information”):

•	the issuance of 7,500,000 common units to Kestrel Heat and M2 for a purchase price of $2.00 per unit and the issuance to Kestrel Heat of 325,729 general partner units;

•	the issuance of 17,500,000 common units in the rights offering at an exercise price of $2.00 per unit;

•	the use of the net proceeds from the issuance of common units to Kestrel and M2 and the rights offering, together with additional cash from operations, to repurchase approximately $73.1 million of senior notes (assuming full noteholder participation in the senior notes tender offer); as of the date of this prospectus, the holders of an aggregate of approximately $15.3 million in senior notes have not yet agreed to tender their notes in the tender offer; the principal amount of any senior notes, plus any interest and premium payments that we are required to make in respect of senior notes tendered for repurchase in the change of control repurchase offer, will reduce on a dollar-for-dollar basis the amount of senior notes that we shall repurchase for cash in connection with the closing of the recapitalization;

•	the conversion of approximately $26.9 million of senior notes into 13,433,962 (subject to adjustment for rounding) newly issued common units;

•	the conversion of each senior subordinated unit and each junior subordinated unit into one common unit;

•	the write-off of net deferred charges and debt premium of $1.4 million; and

•	the estimated expenses of the recapitalization of $6.5 million.

	As of September 30, 2005 (in thousands)
	Actual	Pro Forma
Cash and cash equivalents	$99,148	$68,235 (a)

Debt
Star Gas:
10.25% Senior Notes due 2013	$267,322	$166,446
Heating Oil Segment:
Revolving Credit Facility (b)	6,562	6,562
Acquisition Notes Payable	225	225
Subordinated Debentures	666	666

Total debt	$274,775	$173,899

Less: Revolving Credit Facility	(6,562)	(6,562)
Current Portion of Acquisition Notes and Subordinated Debentures	(796)	(796)

Total long-term debt	$267,417	$166,541

Total partner’s capital	145,108	214,039

Total capitalization	$412,525	$380,580

(a)

Reflects the repayment of approximately $73.1 million in face amount of our senior notes (assuming full noteholder participation in the senior notes tender offer). Pursuant to the tender offer for the senior notes, Star Gas Partners must exchange for cash at least $60 million of senior notes but not more than $73.1 million. Star Gas Partners intends to offer to repurchase approximately $73.1 million of senior notes, subject to cash availability at the time of closing. If Star Gas Partners tenders for $60.0 million of senior notes, cash will decrease by $17.6 million and long-term debt will decrease by $87.7 million. As of the date of this prospectus, the holders of approximately $15.3 million in face amount of senior notes had not yet agreed to exchange their notes in the tender offer. If all of these noteholders do not participate in the tender offer and do not tender their notes in connection with the subsequent change of control repurchase offer, the amount of senior notes that we would repurchase for cash in connection with the recapitalization would be at least approximately $44.4 million but not more than approximately $57.5 million.

(b)	The heating oil segment’s revolving credit facility currently includes a $260 million revolving loan facility (which increases to $310 million during the peak heating season from December 1 through March 31), subject to borrowing base requirements and coverage ratios, of which up to $75 million may be used to issue letters of credit. This facility contains various restrictive and affirmative covenants. The most restrictive of these covenants relate to the incurrence of additional indebtedness, and restrictions on dividends, certain investments, guarantees, loans, sales of assets and other transactions.

UNIT OWNERSHIP

The following table shows the approximate number of units outstanding before and after the proposed recapitalization.

	Before Recapitalization*		After Recapitalization
	Number	Percentage	Number	Percentage
Common Units
Existing common units	32,165,528	88.8%	32,165,528	43.1%
Issued to Kestrel entities**	—	—	7,500,000	10.1%
Issued in rights offering	—	—	17,500,000	23.4%
Issued to senior noteholders	—	—	13,433,962	18.0%
Issued to subordinated unitholders	—	—	3,737,346	5.0%

Subtotal	32,165,528	88.8%	74,336,836	99.6%

Subordinated Units
Senior subordinated units	3,391,982	9.4%	—	—
Junior subordinated units	345,364	0.9%	—	—

Subtotal	3,737,346	10.3%	—	—
General Partner Units	325,729	0.9%	325,729	0.4%

Total	36,228,603	100%	74,662,565	100%

*	As of January 17, 2006.
**	Assumes no additional units are acquired in this rights offering by M2 pursuant to its standby commitment.

PRICE RANGE OF COMMON UNITS AND CASH DISTRIBUTIONS

The common units are listed and traded on the New York Stock Exchange under the symbol “SGU.” The following table shows the high and low closing prices for the common units on the NYSE and the cash distribution paid per common unit for the quarterly periods indicated.

	Price Range Per Common Unit				Cash Distributions(1)
	High		Low
Fiscal 2004
December 31,	$24.93		21.79		0.575
March 31,	25.59		22.85		0.575
June 30,	25.53		20.00		0.575
September 30,	24.25		20.54		0.575

Fiscal 2005
December 31,	$22.23		4.32		0.0
March 31,	7.22		3.11		0.0
June 30,	4.11		1.94		0.0
September 30,	3.64		2.39		0.0

Fiscal 2006
December 31,	$2.39		$1.05		0.0
March 31,	2.71	(2)	1.84	(2)	0.0

(1)	Distributions are shown in the quarter in which they were paid.
(2)	Through January 17, 2006.

On December 2, 2005, the last trading day prior to our public announcement of the recapitalization transaction, the closing sales price of the common units was $1.32. On January 17, 2006, the last trading day prior to the date of this prospectus, the closing sales price of the common units was $2.30. Unitholders are urged to obtain a current quotation for the common units. In addition, on January 17, 2006, there were 32,165,528 common units outstanding and approximately 555 holders of record of Star Gas Partners’ common units.

On October 18, 2004, we announced that we would not pay a distribution on the common units. We had previously announced the suspension of distributions on the senior subordinated units on July 29, 2004. As of November 30, 2005, the amount of accrued and unpaid arrearages on the common units was $92.5 million. Assuming that the number of outstanding common units remained at 32,165,528 and that we did not distribute any available cash from operating surplus, these arrearages would increase by $18.5 million per quarter. If the recapitalization is not consummated, it is unlikely that regular distributions on the common units would be resumed in the foreseeable future and it is considerably less likely that regular distributions would resume on the senior subordinated units in the foreseeable future because of their subordination terms.

THE RIGHTS OFFERING

General

As soon as practicable after 5:00 p.m., New York City time, on                     , 2006, which is the commencement date for the rights offering, we are distributing to each holder of our common units, at no charge, a .5441 non-transferable subscription right for each common unit owned by such holder. The rights will be evidenced by rights certificates. Only our common unitholders of record as of the record date will receive subscription rights.

Each full subscription right entitles its holder to purchase one common unit representing a limited partnership interest at the subscription price of $2.00 per unit. We will not issue fractional units or pay cash in lieu thereof. Instead, we will round the total number of units each rightsholder is entitled to purchase upward to the nearest whole unit, provided that such rounding shall not cause the total purchase price of the common units issuable upon exercise of the rights to exceed $35,000,000.

The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you are a record holder of our common units. If you hold your units in a brokerage account or through a dealer or other nominee, please see the information included below under the heading “—Beneficial Owners.” As used in this prospectus, the term “business day” means any day on which securities may be traded on The New York Stock Exchange.

Reasons for the Rights Offering

The rights offering is one of the principal elements of a recapitalization of Star Gas Partners. We intend to use the $50 million in new equity financing that we will generate in connection with the financial restructuring, together with additional funds from operations, to repurchase up to approximately $73.1 million in face amount of senior notes (assuming full noteholder participation). As of the date of this prospectus, the holders of an aggregate of approximately $15.3 million in senior notes have not yet agreed to tender their notes in the tender offer. The principal amount of any senior notes, plus any interest and premium payments that we are required to make in respect of senior notes tendered for repurchase in the change of control repurchase offer, will reduce on a dollar-for-dollar basis the amount of senior notes that we shall repurchase for cash in connection with the closing of the recapitalization. In addition, we have agreed to permit the holders of senior notes to convert $26.9 million in face amount of such notes into 13,433,962 (subject to adjustment based on rounding) new common units at an exchange price of $2.00 per unit in connection with the closing of the transaction.

Determination of Subscription Price

The subscription price was determined pursuant to the unit purchase agreement with the Kestrel entities. The subscription price of our common units may not reflect the value of our partnership or our common units, the book value of our assets, historical or future cash flows, financial condition, recent or historical unit prices or any other established criteria for valuation. We cannot assure you that our common units will trade at prices equal to or in excess of the subscription price at any time after the date of this prospectus or the consummation of the recapitalization.

At December 2, 2005, the last trading day prior to our public announcement of the recapitalization transaction, the closing sales price of the common units was $1.32. On January 17, 2006, the last trading day prior to the date of this prospectus, the closing sales price of the common units was $2.30.

No Fractional Units

We will not issue or pay cash in lieu of fractional units. Instead, we will round the number of units each rightsholder is entitled to acquire upward to the nearest whole unit based on the total number of units to which such rightsholder subscribes, provided that such rounding shall not cause the total purchase price of the common units issuable upon exercise of the rights to exceed $35,000,000. For example, if you own 100 common units and exercise your subscription privilege with respect to all those units, you will receive 55 common units, instead of the 54.41 common units you would have received without rounding.

Expiration Time

You may exercise the subscription privilege at any time before the Expiration Time, which is 5:00 p.m., New York City time, on                     , 2006, or such later date and time to which the rights offering is extended. If you do not exercise your rights before the Expiration Time, then your rights will expire and become null and void. Accordingly, if a rightsholder desires to exercise its subscription rights, the subscription agent must actually receive all required documents and payments for that rightsholder before that date and time. We will not be obligated to honor your exercise of rights if the subscription agent receives any of the required documents relating to your exercise of subscription privileges after the Expiration Time, regardless of when you transmitted the documents, except if you have timely transmitted the documents pursuant to the guaranteed delivery procedures described below.

We may extend the Expiration Time for any reason; however, you will NOT be able to revoke your exercise of subscriptions. If we elect to extend the date the rights expire, we will issue a press release announcing the extension before 9:00 a.m. on the first business day after the most recently announced Expiration Time.

Subscription Privileges

Your rights entitle you to a subscription privilege. Under the subscription privilege, each full right entitles the holder to purchase one common unit upon delivery of the required documents and payment of the subscription price per unit, prior to the Expiration Time. Any unitholder who chooses not to exercise its rights will experience dilution to its equity interest in our partnership. Even those unitholders who exercise their rights will experience dilution as a result of the issuance of approximately 42,171,308 new common units in connection with the recapitalization. No rightsholder will have the right to oversubscribe.

Non-Transferability of Rights

Except in the limited circumstances described below, rights are non-transferable and non-assignable. Only you may exercise your rights. Notwithstanding the foregoing, your rights may be transferred by will or by the laws of descent and distribution of the state of your domicile at the time of your death. If the rights are transferred as permitted, we must receive evidence that is satisfactory to us that the transfer was proper, prior to the Expiration Time.

Exercising Your Rights

You may exercise your rights by delivering the following to the subscription agent before the Expiration Time:

•	your properly completed and executed rights certificate evidencing the exercised rights with any required signature guarantees or other supplemental documentation; and

•	your payment in full of the subscription price for each unit subscribed for pursuant to the subscription privilege.

Alternatively, if you deliver a notice of guaranteed delivery together with your subscription price payment for units prior to the Expiration Time, you must deliver the rights certificate within three business days after the date the notice of guaranteed delivery is received by the subscription agent using the guaranteed delivery procedures described below under the heading “—Guaranteed Delivery Procedures.”

Payment of Subscription Price

Your cash payment of the subscription price for the common units must be made by either certified check or bank draft drawn upon a U.S. bank payable to LaSalle Bank National Association or by wire transfer of immediately available funds to the account maintained by LaSalle Bank National Association for the purpose of accepting subscriptions under this offering, as more fully described in the document entitled “Instructions for Use of Star Gas Partners, L.P. Common Unit Right Certificates.” You should send your rights certificate and payment for common units subscribed for and any other required documentation to the subscription agent as set forth below under “—Delivery of Subscription Materials and Payment.”

We will retain any interest earned on any cash funds held by the subscription agent or by us in connection with the rights offering prior to the consummation of the rights offering or the return of such funds, if required, pursuant to this prospectus.

The subscription agent will hold your payment of the subscription price for the rights in a segregated account with other payments received from holders of rights until we issue your units.

We will not charge a fee to holders for exercising their rights. However, any holder exercising its rights through a broker, dealer or nominee will be responsible for any fees charged by its broker, dealer or nominee.

Exercising a Portion of Your Rights

You may subscribe for fewer than all of the common units that you are eligible to purchase pursuant to the subscription privilege represented by your rights certificate; however, once the rights offering expires, you will no longer be entitled to subscribe for common units.

Calculation of Rights Exercised

If you do not indicate the number of common units being purchased for the subscription rights you receive, or do not forward full payment of the aggregate subscription price for the number of common units that you indicate are being purchased, then you will be deemed to have exercised the subscription privilege with respect to the maximum number of units that may be purchased for the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for your subscription, you will be deemed to have exercised the full subscription privilege to purchase the maximum number of common units available to you pursuant to your subscription privilege and the excess amount will be returned to you by mail or similarly prompt means, without interest or deduction as soon as practicable after the Expiration Time.

Instructions For Completing the Rights Certificates

You should read and follow the instructions accompanying the rights certificates carefully. If you want to exercise your rights, you must send your completed rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. You should not send the rights certificates, any related documentation or payment of the subscription price to us. Any rights certificates and other items received by us relating to subscriptions will be returned to the sender.

You bear all risk for the method of delivery of rights certificates, any necessary accompanying documents and payment of the subscription price to the subscription agent. If you send the rights certificates and other items by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. You should allow a sufficient number of days to ensure delivery and clearance of cash payment prior to the Expiration Time.

Signature Guarantee May Be Required

Your signature on each rights certificate must be guaranteed by an eligible institution such as a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your rights certificate is registered in your name; or

•	you are an eligible institution.

Delivery of Subscription Materials and Payment

You should deliver your rights certificate and payment for common units subscribed for, as well as any nominee holder certifications, notices of guaranteed delivery, Depository Trust Company participant subscription forms and any other required documentation to the subscription agent, LaSalle Bank National Association, as follows:

By Mail:	By Hand:

LaSalle Bank National Association 135 S. LaSalle Street, Suite 1811 Chicago, Illinois 60603 Telephone: (800) 246-5761, Menu Option 2 Facsimile: (312) 904-2079 Attention: Corporate Trust Operations	LaSalle Bank National Association 135 S. LaSalle Street, Suite 1811 Chicago, Illinois 60603 Telephone: (312) 904-5091 Facsimile: (312) 904-2079 Attention: Joseph Pellicore

By Overnight Courier:

LaSalle Bank National Association 135 S. LaSalle Street, Suite 1811 Chicago, Illinois 60603 Telephone: (800) 246-5761, Menu Option 2 Facsimile: (312) 904-2079 Attention: Corporate Trust Operations

Guaranteed Delivery Procedures

If you wish to exercise your rights, but you do not have sufficient time to deliver the rights certificate evidencing your rights to the subscription agent before the Expiration Time, you may exercise your rights by the following guaranteed delivery procedures:

•	provide your payment in full of the subscription price for each common unit being subscribed for pursuant to the subscription privilege to the subscription agent before the Expiration Time;

•	deliver a notice of guaranteed delivery to the subscription agent at or before the Expiration Time; and

•	deliver the properly completed rights certificate evidencing the rights being exercised (and, if applicable for a nominee holder, the related nominee holder certification), with any required signatures guaranteed, to the subscription agent, within three business days following the date the notice of guaranteed delivery was received by the subscription agent.

Your notice of guaranteed delivery must be substantially in the form provided with the “Instructions For Use of Star Gas Partners, L.P. Common Units Rights Certificates” distributed to you with your rights certificate. Your notice of guaranteed delivery must come from an eligible institution which is a member of, or a participant in, a signature guarantee program acceptable to the subscription agent. In your notice of guaranteed delivery you must state:

•	your name;

•	the number of rights represented by your rights certificate, the number of common units you are subscribing for pursuant to the subscription privilege; and

•	your guarantee that you will deliver to the subscription agent any rights certificates evidencing the rights you are exercising within three business days following the date the subscription agent receives your notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery to the subscription agent in the same manner as the rights certificate at the addresses set forth under “—Delivery of Subscription Materials and Payment” above.

You may also transmit the notice of guaranteed delivery to the subscription agent by facsimile transmission to (312) 904-2079. To confirm facsimile deliveries, you may call (800) 246-5761, Menu Option 2.

The information agent will send you additional copies of the form of notice of guaranteed delivery if you need them. Please call the information agent, Georgeson Shareholder, at (888) 877-5392.

Notice To Nominees

If you are a broker, a dealer, a trustee or a depositary for securities who holds our common units for the account of others as a nominee holder, you should notify the respective beneficial owners of those units of the issuance of the rights as soon as possible to find out the beneficial owners’ intentions. You should obtain instructions from the beneficial owner with respect to the rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and the related nominee holder certification and submit them to the subscription agent with the proper payment. A nominee holder that holds units for the account(s) of more than one beneficial owner may exercise the number of rights to which all such beneficial owners in the aggregate otherwise would have been entitled if they had been direct record holders of units on the record date, so long as the nominee submits the appropriate rights certificates and certifications and proper payment to the subscription agent.

Beneficial Owners

If you are a beneficial owner of common units or rights that you hold through a nominee holder, we will ask your broker, dealer or other nominee to notify you of this rights offering. If you wish to exercise your rights, you will need to have your broker, dealer or other nominee act for you. To indicate your decision with respect to your rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription materials.

Procedures For DTC Participants

We expect that your exercise of your subscription privilege with respect to rights may be made through the facilities of DTC. If you exercise your subscription privilege with respect to rights through DTC we refer to your rights as DTC Exercised Rights. Please call the information agent, Georgeson Shareholder, at (888) 877-5392 to obtain copies of the DTC participant exercise form and the nominee holder certification.

Determinations Regarding the Exercise of Rights

We will decide all questions concerning the timeliness, validity, form and eligibility of your exercise of rights. Our decisions will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within whatever time we determine. We may reject the exercise of any of your rights because of any defect or irregularity. Your subscription will not be deemed to have been received or accepted until all irregularities have been waived by us or cured by you within the time we decide, in our sole discretion.

We reserve the right to reject your exercise of rights if your exercise is not in accordance with the terms of the rights offering or in proper form. Neither we nor our general partner, nor its members, officers or directors or the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of the rights. We will not be liable for failing to give you that notice. We also will not accept your exercise of rights if our issuance of common units pursuant to your exercise could be deemed unlawful or materially burdensome. See “—Regulatory Limitation” and “—Compliance with State Regulations Pertaining to the Rights Offering” below.

No Revocation of Exercised Rights

Once you have exercised your subscription privilege, you may NOT revoke your exercise. Even if we extend the Expiration Time, you may not revoke your exercise.

Subscription Agent

We have appointed LaSalle Bank National Association as subscription agent for the rights offering. We will pay its fees and expenses related to the rights offering.

Information Agent

With respect to rights, you may direct any questions or requests for assistance concerning the method of exercising your rights, additional copies of this prospectus, the instructions for the rights, the nominee holder certification, the notice of guaranteed delivery or other subscription materials referred to herein, to the information agent for the rights offering, at the following telephone number and address:

Georgeson Shareholder

17 State Street

New York, NY 10004

Telephone: (888) 877-5392

No Recommendations to Rightsholders

Neither we nor the board of directors of our general partner has made any recommendation as to whether you should exercise your rights. You should decide whether to subscribe for common units or simply take no action with respect to your rights, based upon your own assessment of your best interests. We have not yet received indications from any unitholders that they will exercise their rights. M2, a Kestrel affiliate, has agreed to provide a standby commitment to purchase all of the common units which are not purchased pursuant to this rights offering. In addition, members of the board of directors of our general partner and our senior management who own an aggregate of 35,125 common units have not yet indicated whether they intend to exercise their rights. See “Risk Factors,” “Information Regarding Kestrel Heat—Interests of the Proposed Executive Officers and Directors in the Recapitalization” and “Conflicts of Interest.”

Conditions of the Rights Offering

The consummation of the rights offering is conditioned upon the simultaneous closing of the proposed recapitalization of Star Gas Partners.

Rejection of Rights

We reserve the right to reject your exercise of rights if we determine that your exercise is not in proper form or otherwise not in accordance with the terms of this rights offering. Neither we nor the subscription agent will have any duty to notify you of a defect or irregularity in your exercise of rights. We will not be liable for failing to give you that notice. We will also not accept your exercise of rights if our issuance of common units pursuant to your exercise could be deemed unlawful or materially burdensome. In addition, we will not be required to accept subscriptions or issue units until after the Expiration Time.

Termination

The consummation of the rights offering is conditioned upon the simultaneous closing of the proposed recapitalization of Star Gas Partners. In addition, we may terminate the rights offering for any reason at any time before the Expiration Time. If we terminate the rights offering, we will promptly issue a press release announcing the termination, and we will promptly thereafter return all subscription payments. We will not be obligated to issue units to rightsholders that have exercised their right prior to the termination of the rights offer. We will not pay interest on, or deduct any amounts from, subscription payments if we terminate the rights offering.

Foreign Unitholders

We will not mail rights certificates to unitholders on the record date or to subsequent transferees whose addresses are outside the United States. Instead, the subscription agent will hold the rights certificates for those holders’ accounts. To exercise their rights, foreign holders must notify the subscription agent before 11:00 a.m., New York City time, on                     , 2006, three business days prior to the Expiration Time, and must establish to the satisfaction of the subscription agent that such exercise is permitted under applicable law.

Regulatory Limitation

We will not be required to issue to you common units pursuant to the rights offering if, in our opinion, you would be required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such units and if, at the Expiration Time, you have not obtained such clearance or approval.

Issuance of Common Units

Unless we earlier terminate the rights offering, the subscription agent will issue to you the common units purchased by you in the rights offering as soon as practicable after the Expiration Time. Each subscribing holder’s new common units will be issued in the same form, certificated or book-entry, as the rights exercised by that holder. Common units that you purchase in the rights offering will be listed on the New York Stock Exchange.

Your payment of the aggregate subscription price for common units will be retained by the subscription agent and will not be delivered to us, unless and until your subscription is accepted and you are issued your unit certificates. We will not pay you any interest on funds paid to the subscription agent, regardless of whether the funds are applied to the subscription price or returned to you. You will have no rights as a unitholder of our company with respect to the subscribed for common units until the certificates representing such units are issued to you or the units are deposited in the book-entry account held on your behalf. Upon our issuance of the certificates or the deposit of the units in the applicable book-entry account, you will be deemed the owner of the units you purchased by exercise of your rights. Unless otherwise instructed in the rights certificates, the units issued to you pursuant to your subscription will be registered in your name or the name of your nominee, if applicable.

We will not issue any fractional units. Instead, we will round the number of units each rightsholder is entitled to acquire upward to the nearest whole share, provided that such rounding shall not cause the total purchase price of the common units issuable upon exercise of the rights to exceed $35,000,000.

Units Outstanding

As of December 31, 2005, we had outstanding a total of 32,165,528 common units, 3,391,982 senior subordinated units, 345,364 junior subordinated units and 325,729 general partner units. Following completion of the rights offering, the number of outstanding common units will increase by 17,500,000 common units, as a result of the issuance of all common units purchased in the rights offering or sold to M2 pursuant to its standby commitment. In addition, we will issue an aggregate of 7,500,000 common units to Kestrel Heat and M2, 13,433,962 (subject to adjustment based on rounding) newly issued common units to our senior noteholders upon the exchange of approximately $26.9 million in face amount of senior notes and 3,737,346 common units upon conversion of the senior subordinated units and junior subordinated units in connection with the recapitalization, for a total number of common units outstanding equal to approximately 74,336,836.

Compliance With Regulations Pertaining to the Rights Offering

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. We will not sell or accept an offer to purchase common units from you if you are a resident of any state or other jurisdiction in which the sale or offer of the rights would be unlawful. We may delay the commencement of the rights offering in certain states or other jurisdictions in order to comply with the laws of those states or other jurisdictions. However, we may decide, in our sole discretion, not to modify the terms of the rights offering as may be requested by certain states or other jurisdictions. If that happens and you are a resident of the state or jurisdiction that requests the modification, you will not be eligible to participate in the rights offering. We do not expect that there will be any changes in the terms of the rights offering.

PLAN OF DISTRIBUTION

We are making this rights offering directly to you, the holders of our common units on a pro rata basis for each common unit held at the close of business on                     , 2006, the record date for this rights offering.

We will pay Georgeson Shareholder, the information agent, a fee of approximately $7,000.00 and LaSalle Bank National Association, the subscription agent with respect to the rights, a fee of approximately $             for their services in connection with this rights offering (which includes the subscription agent’s fees associated with the exercise of rights). We have also agreed to reimburse the information agent and the subscription agent their reasonable expenses and to indemnify them against certain liabilities.

We estimate that our total expenses in connection with the rights offering, including registration, legal and accounting fees but excluding other fees of the recapitalization, will be approximately $            .

We have not employed any brokers, dealers or underwriters in connection with the solicitation or exercise of rights. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for such services other than their normal employment compensation.

INFORMATION REGARDING KESTREL HEAT

The recapitalization would result in Kestrel Heat replacing Star Gas as our general partner. Kestrel Heat is a Delaware limited liability company that was formed on November 29, 2005 for the purpose of performing the duties of the general partner of Star Gas Partners. Kestrel Heat is wholly owned by Kestrel. Kestrel is a private equity investment partnership firm formed by Yorktown, Paul A. Vermylen, Jr. and other investors.

Proposed Directors and Executive Officers of Kestrel Heat

The following table sets forth the names, ages and positions of the individuals proposed to be designated as executive officers and directors of Kestrel Heat if the recapitalization is consummated. Additionally, if the recapitalization is consummated, Kestrel Heat intends to elect up to two additional directors who meet the independence requirements under applicable SEC and NYSE regulations for service on an audit committee. William P. Nicoletti currently serves as an independent director and a member of the audit committee of Star Gas.

Name	Age	Position
Joseph P. Cavanaugh	68	Chief Executive Officer and Director
Daniel P. Donovan	59	President, Chief Operating Officer and Director
Richard F. Ambury	48	Chief Financial Officer
Paul A. Vermylen, Jr.	59	Chairman, Director
Bryan H. Lawrence	62	Director
Sheldon B. Lubar	75	Director
William P. Nicoletti	60	Director

Joseph P. Cavanaugh.    Mr. Cavanaugh has been Chief Executive Officer and a director of Star Gas LLC since March 2005. From December 2004, after the sale of Star Gas Partners’ propane segment to Inergy L.P. to March 2005, Mr. Cavanaugh was employed by Inergy to direct the transition of the business to them. From March 1999 to December 2004 Mr. Cavanaugh was Chief Executive Officer of Star Gas Partners’ propane segment. From December 1997 to March 1999, Mr. Cavanaugh served as President and Chief Executive Officer of Star Gas Corporation, the predecessor general partner. From October 1979 to December 1997, Mr. Cavanaugh held various financial and management positions with Petro. Mr. Cavanaugh is a graduate of Iona College and has an MS from Pace University.

Daniel P. Donovan.    Mr. Donovan has been President of Star Gas Partners’ heating oil segment since May 2004 and President and Chief Operating Officer of Star Gas LLC since March 2005. From January 1980 to May 2004, he held various management positions with Meenan Oil, including Vice President and General Manager from 1998 to 2004. Mr. Donovan worked for Mobil Oil Corp. from 1971 to 1980. His last position with Mobil was President and General Manager of its heating oil subsidiary in New York City and Long Island. Mr. Donovan is a graduate of St. Francis College in Brooklyn, New York and also has an M.B.A. from Iona College.

Richard F. Ambury.    Mr. Ambury has been Chief Financial Officer, Treasurer and Secretary of Star Gas LLC since May 2005. From November 2001 to May 2005, Mr. Ambury was Vice President and Treasurer of Star Gas LLC. From March 1999 to November 2001, Mr. Ambury was Vice President of Star Gas Propane, L.P. From February 1996 to March 1999, Mr. Ambury served as Vice President—Finance of Star Gas Corporation, the predecessor general partner. Mr. Ambury was employed by Petro from June 1983 through February 1996, where he served in various accounting/finance capacities. From 1979 to 1983, Mr. Ambury was employed by a predecessor firm of KPMG, a public accounting firm. Mr. Ambury has been a Certified Public Accountant since 1981 and is a graduate of Marist College.

Paul A. Vermylen, Jr.    Mr. Vermylen is a founder and serves as President of Kestrel. Mr. Vermylen has been employed since 1971, serving in various capacities, including as a Vice President of Citibank N.A. and Vice President-Finance of Commonwealth Oil Refining Co. Inc. Mr. Vermylen served as Chief Financial Officer of

Meenan Oil Co., L.P. from 1982 until 1992 and as President of Meenan Oil Co., L.P. until 2001, when Meenan was acquired by Star Gas Partners, L.P. Since 2001, Mr. Vermylen has pursued private investment opportunities. Mr. Vermylen is a director of Thermal Ventures II, LP, and he also serves as a director of certain non-public companies in the energy industry in which Kestrel holds equity interests including Downeast LNG, Inc. and COALition Energy, LLC. Mr. Vermylen is a graduate of Georgetown University, and also has a M.B.A. from Columbia University.

Bryan H. Lawrence.    Mr. Lawrence is a founder and senior manager of Yorktown Partners LLC, the manager of the Yorktown group of investment partnerships, which make investments in companies engaged in the energy industry. The Yorktown partnerships were formerly affiliated with the investment firm of Dillon, Read & Co. Inc., where Mr. Lawrence had been employed since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence also serves as a director of Crosstex Energy, Inc., D&K Healthcare Resources, Inc., Hallador Petroleum Company, TransMontaigne Inc. (each a United States publicly traded company) and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests including PetroSantander Inc., Savoy Energy, L.P., Athanor Resources Inc., Camden Resources, Inc., ESI Energy Services Inc., Ellora Energy Inc., and Dernick Resources Inc. Mr. Lawrence also serves as a director of Crosstex Energy GP, LLC, the general partner of Crosstex Energy, L.P. (a United States publicly traded company). Mr. Lawrence is a graduate of Hamilton College and also has an M.B.A. from Columbia University.

Sheldon B. Lubar.    Mr. Lubar has been Chairman of the board of Lubar & Co. Incorporated, a private investment and venture capital firm he founded, since 1977. He was Chairman of the board of Christiana Companies, Inc., a logistics and manufacturing company, from 1987 until its merger with Weatherford International in 1995. Mr. Lubar had also been Chairman of Total Logistics, Inc., a logistics and manufacturing company until its acquisition in 2005 by SuperValu Inc. He serves as a director of Grant Prideco, Inc., an energy services company, since 2000; and Weatherford International, Inc., an energy services company, since 1995; a director of Crosstex Energy, Inc. since January 2004 and Crosstex Energy GP, LLC, the General Partner of Crosstex Energy, L.P. He is also a Director of several private companies. Mr. Lubar holds a bachelor’s degree in Business Administration and a Law degree from the University of Wisconsin-Madison. He was awarded an honorary Doctor of Commercial Science degree from the University of Wisconsin-Milwaukee.

William P. Nicoletti.    Mr. Nicoletti has been Non-Executive Chairman of the board of Star Gas LLC since March 2005. Mr. Nicoletti has been a Director of Star Gas LLC since March 1999 and was a Director of Star Gas Corporation, the predecessor general partner from November 1995 until March 1999. He is Managing Director of Nicoletti & Company, Inc., a private investment banking firm. Mr. Nicoletti was formerly a senior officer and head of Energy Investment Banking for E. F. Hutton & Company, Inc., PaineWebber Incorporated and McDonald Investments, Inc. Mr. Nicoletti is a director of MarkWest Energy Partners, L.P. and SPI Petroleum, LLC. Mr. Nicoletti is a graduate of Seton Hall University and also has an M.B.A. from Columbia University.

Interests of the Proposed Executive Officers and Directors in the Recapitalization

Kestrel will have the ability to elect the board of directors of Kestrel Heat, including Messrs. Vermylen, Lawrence and Lubar. Messrs. Vermylen, Lawrence and Lubar are also members of the board of managers of Kestrel and, either directly or through affiliated entities, own equity interests in Kestrel. Kestrel owns all of the issued and outstanding membership interests of Kestrel Heat and M2. Kestrel Heat and M2 will receive an aggregate of 7,500,000 common units as a result of the recapitalization. M2 also will make a commitment to purchase all units which are not subscribed for in the rights offering of 17,500,000 common units. Kestrel Heat and M2, therefore, will receive an aggregate minimum of 7,500,000 common units and could receive an aggregate maximum of 25,000,000 common units as a result of the recapitalization. Mr. Vermylen also individually owns 50,000 common units and $100,000 face amount of senior notes, which he owned prior to the commencement of the negotiations of the recapitalization transaction. See also “Unit Ownership” for additional information on the unit ownership by prospective directors and/or officers of Kestrel Heat who are currently officers and/or directors of Star Gas.

Kestrel Heat intends to establish management incentive programs whereby executive officers will be offered an opportunity to invest in Kestrel Heat. Pursuant to the proposed second and amended restated partnership agreement that, if approved by unitholders, will be adopted as part of the recapitalization, Kestrel Heat, as the general partner of Star Gas Partners, is entitled to incentive distributions commencing fiscal 2009 if minimum quarterly distributions to common unitholders exceed certain target levels. Kestrel Heat also intends to compensate non-management directors for service on the board and respective board committees in customary amounts and types. The specific types and amounts of management incentive compensation arrangements and non-management director fees are expected to be formulated and finalized prior to consummation of the recapitalization.

Future Plans of Kestrel Heat

Except as part of the recapitalization disclosed in this prospectus, Kestrel Heat does not have any specific intention with respect to Star Gas Partners that would involve any of the following transactions:

•	payment of extraordinary distributions;

•	issuance of additional equity to third parties;

•	refinancing, reducing or increasing existing indebtedness of Star Gas Partners;

•	additional purchases of interests in Star Gas Partners; and

•	mergers or other consolidation transactions involving Star Gas Partners.

However, if the recapitalization is consummated, Kestrel Heat will be able to consider those transactions and may recommend them to the unitholders of Star Gas Partners for approval or, if no other partnership approvals are required, effect those transactions as the general partner of Star Gas Partners. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. Under applicable law, directors of Kestrel Heat as general partner of Star Gas Partners will owe certain fiduciary obligations to all of the unitholders of Star Gas Partners, not just M2 and affiliates of Kestrel. However, Kestrel’s right to control the board of directors could have the effect of delaying, deterring or preventing tender offers or takeover attempts that some or a majority of Star Gas Partners’ unitholders might consider in their best interests, including offers or attempts that might result in the payment of a premium over the market price for the units. If Star Gas Partners enters into a transaction, Kestrel Heat, M2 and Kestrel will participate in the benefits of that transaction to the extent of their ownership of interests in Star Gas Partners.

UNIT PURCHASE AGREEMENT

The following is a summary of the material provisions of the unit purchase agreement. This summary does not include all of the provisions of the unit purchase agreement, the full text of which is incorporated into this prospectus by reference. Holders of common units should read the unit purchase agreement in its entirety.

Agreement to Sell and to Purchase Common Units

The unit purchase agreement provides that subject to the terms and subject to the conditions set forth in the agreement, on the closing date Star Gas Partners shall sell to Kestrel Heat and M2, both wholly-owned subsidiaries of Kestrel:

(a)	500,000 common units to Kestrel Heat;

(b)	7,000,000 common units to M2;

(c)	325,729 new general partner units to Kestrel Heat; and

(d)	a number of common units to M2 equal to the number of common units that are not subscribed for in the rights offering.

The purchase price for the common units is $2.00 per unit. The general partner units will be issued for no additional consideration.

On January 17, 2006, the last trading day prior to the date of this prospectus, the closing sales price of the common units on the NYSE was $2.30 per unit and the closing sales price of the senior subordinated units on the NYSE was $2.10 per unit. On December 2, 2005, the last trading day prior to the public announcement of the recapitalization transaction with Kestrel, the closing sales price of the common units on the NYSE was $1.32 per unit and the closing sales price of the senior subordinated units was $1.89 per unit. Unitholders are urged to obtain a current quotation for the common units.

Replacement of the General Partner

The unit purchase agreement provides, as a condition to closing, for the withdrawal of Star Gas as our general partner and the election of Kestrel Heat as our new general partner, effective as of the closing date. Star Gas shall contribute its existing general partner units and its .01% equity interest in Star/Petro to Star Gas Partners for no consideration. Kestrel Heat will agree to assume the rights and duties of Star Gas as our general partner and to be bound by the provisions of our partnership agreement.

The Rights Offering

The unit purchase agreement provides, as a condition to closing, that we shall distribute to each record holder of common units, as a of a record date to be set by us, a non-transferable right (the “right”) to purchase, at $2.00 per unit, a pro-rata portion of 17,500,000 common units (subject to rounding as set forth below). It is currently anticipated that in the rights offering:

•	we will distribute .5441 non-transferable rights with respect to each common unit outstanding as of the record date for the rights offering, at no cost to the record holders;

•	one full right plus $2.00 in cash will entitle the holder to purchase one common unit;

•	the rights will be evidenced by non-transferable subscription certificates;

•	no fractional rights or cash in lieu thereof will be issued or paid, and the number of rights distributed to each holder of common units will be rounded up to the nearest whole number of rights (provided that such rounding shall not cause the total purchase price of the common units issuable upon exercise of the right to exceed $35,000,000); and

•	brokers, dealers and other nominees holding common units on the record date of more than one beneficial owner will be entitled to obtain separate subscription certificates for their beneficial owners so that they may each receive the benefit of rounding.

M2 has agreed to purchase at $2.00 per unit any common units that are not purchased in the rights offering.

Covenants of Star Gas Partners in the Unit Purchase Agreement

The unit purchase agreement contains various covenants regarding the recapitalization. The unit purchase agreement requires that Star Gas Partners take all commercially reasonably action necessary to call and hold a special meeting of its unitholders as promptly as practicable to consider and vote on the adoption and approval of the issuance and sale of common units pursuant to the unit purchase agreement and other matters incident to the recapitalization for which unitholder approval is required.

The unit purchase agreement provides that, subject to its fiduciary duties, the board must:

•	recommend to the unitholders that they vote in favor of such adoption and approval;

•	use its reasonable best efforts to solicit from the unitholders proxies in favor of such adoption and approval; and

•	take all other action reasonably necessary to secure a favorable vote of the unitholders.

Star Gas Partners must also use its reasonable best efforts to obtain a statement from its officers and directors who own partnership securities to the effect that such persons intend to vote all of their partnership securities in favor of the recapitalization.

In addition, the unit purchase agreement requires Star Gas Partners to prepare and file with the SEC a registration statement to register common units to be issued in the rights offering, and use its reasonable best efforts to have such registration statement declared effective as promptly as practicable after the special meeting. Star Gas Partners must also use its reasonable best efforts to cause the common units issuable upon exercise of the rights to be approved for listing on the NYSE prior to the closing.

Covenants Regarding the Conduct of Star Gas Partners’ Business Prior to Closing

Under the unit purchase agreement, Star Gas Partners has agreed that, at all times prior to the earlier of the closing or the termination of the unit purchase agreement in accordance with its terms, Star Gas Partners will conduct its business in the ordinary and usual course. Except as otherwise contemplated by the unit purchase agreement, none of the Star Gas Partners entities, including Star Gas, may without the written consent of Kestrel do or engage in any of the following activities:

•	amend its charter, bylaws or other organizational documents or make any material changes in its capital structure;

•	incur any liability or obligations or pay, discharge or satisfy any claims, liabilities or obligations except in the ordinary course of business consistent with past practice, or settle or compromise any litigation or claims involving liability in excess of $500,000;

•	incur any indebtedness for borrowed money, except under Petro’s existing credit facility or permitted indebtedness thereunder;

•	make any loans or advances to any person, subject to certain exceptions;

•	declare or pay any dividend or make any other distribution with respect to its capital stock or other securities, other than certain dividends paid by subsidiaries;

•	except for units issuable upon exercise of outstanding unit appreciation rights, issue, sell or deliver or purchase or otherwise acquire any of its partnership interests or other securities;

•	encumber any of its assets or properties, other than by operation of law or in the ordinary and usual course of business or to secure its existing indebtedness or as permitted under its credit agreement;

•	other than in the ordinary course of business, dispose of any assets, or waive, release, grant or transfer any rights of value, subject to certain exceptions;

•	acquire any corporation or other business organization; create or make any investment in any subsidiary; or make any capital expenditure, other than one disclosed in the capital expenditure budget previously provided to Kestrel and other expenditures not to exceed $500,000;

•	with certain exceptions, enter into, adopt or amend or terminate any collective bargaining agreement or any employee benefit plan; approve or implement any employee lay off or other personnel reorganization plan; approve or implement any employment severance arrangements; retain or discharge any officers and executive management personnel; authorize or enter into any employment, severance, consulting services or other agreement with any officers and executive management personnel; or change the compensation or benefits provided to any director, officer and employee;

•	other than supply and other contracts entered into in the ordinary course of business, enter into any material contract, agreement, lease or other commitment; or amend or modify in any material respect any of the agreements governing Star Gas Partners’ existing indebtedness or an other material contract, agreement, lease or other commitment;

•	other than hedges to supply and sales agreements entered into in the ordinary course of business, enter into any speculative or commodity swaps, hedges or other derivatives transactions or purchase any securities for investment purposes, other than in connection with cash management;

•	other than in the ordinary course of business and consistent with past practice, authorize, enter into or amend any contract, agreement, or other commitment with a director, officer, employee or other affiliate pursuant to which any such person will receive compensation, consideration or benefit of any kind from Star Gas Partners or any subsidiary; and

•	make or change any material tax election, change any method of tax accounting, grant any extension of time to assess any tax or settle any tax claim, amend any tax return in any material respect or settle or compromise any material tax liability.

Representations and Warranties

The unit purchase agreement includes standard representations and warranties by Star Gas Partners as to itself and its subsidiaries, including with respect to:

•	organization, standing and authority;

•	capitalization;

•	the power and authority to execute the unit purchase agreement and consummate the transactions contemplated therein, including necessary partnership approval, subject to unitholder approval;

•	absence of defaults caused by the execution of the unit purchase agreement;

•	the accuracy of financial statements and reports filed with the SEC;

•	pending or threatened litigation;

•	compliance with applicable laws;

•	the absence of undisclosed contracts and defaults;

•	brokers’ and finders’ fees;

•	employee compensation and benefit plans and related matters;

•	labor matters;

•	the absence of violations or liabilities under environmental laws;

•	certain tax matters;

•	the absence of any necessary regulatory approvals of the transaction, except under state securities or “Blue Sky” laws;

•	the conduct of business in the ordinary and usual course and the absence of certain materially adverse changes;

•	certain insurance matters;

•	the condition and sufficiency of certain tangible assets; and

•	the ownership and rights to use certain intellectual property.

The unit purchase agreement also includes standard representations and warranties by the Kestrel entities, including with respect to:

•	organization, standing and authority;

•	the power and authority to execute the unit purchase agreement;

•	the absence of defaults caused by the execution of the unit purchase agreement;

•	the absence of any necessary regulatory approvals of the transaction, except under state securities laws or “Blue Sky” Laws;

•	the buyers’ investment intent and status as accredited investors; and

•	the buyers’ financial resources.

Conditions to Closing of the Unit Purchase Agreement

The unit purchase agreement generally provides that the obligations of each of Star Gas Partners and the Kestrel entities to close the agreement are subject to a number of conditions, including the following:

•	approval of the transaction by the Star Gas Partners’ unitholders;

•	absence of any order, decree or injunction to prevent the transactions contemplated by the unit purchase agreement, or any pending governmental action, proceeding or investigation to enjoin, delay or restrict the transaction;

•	absence of any partnership material adverse effect which is defined below;

•	closing of the rights offering;

•	receipt of legal opinions as to certain corporate, partnership and tax matters;

•	approval of the Star Gas Partners common units to be issued to Kestrel Heat and M2 and in the rights offering for listing on the NYSE, subject to official notice of issuance;

•	the consent of the senior lenders under Star Gas Partners’ existing credit facility (i) that the appointment of Kestrel Heat as our new general partner shall not constitute a change of control and (ii) to permit the heating oil segment to distribute to us funds to repurchase the minimum amount of senior notes which we are required to repurchase under our agreements with our noteholders.

•	as to the Kestrel entities, the absence of any breaches in the representations and warranties of Star Gas Partners which would reasonably be expected to result in loss or liability of $2,500,000 or more; and

•	the successful completion and closing of the senior notes exchange offer whereby holders of at least 93% in principal amount of our senior notes agree to tender such notes at par (a) for a pro rata portion of $60 million in cash (less amounts required to be paid upon a change in control), (b) in exchange for approximately $26.9 million in new common units at a price of $2.00 per unit and (c) in exchange for an agreement that the noteholders shall not take any action to accelerate the indebtedness due under the indenture for the senior notes.

“Partnership material adverse effect” means, except as disclosed in our financial statements and SEC reports, including a draft of our fiscal 2005 Annual Report on Form 10-K that we provided to Kestrel in connection with the execution of the unit purchase agreement, an event that would have a material adverse effect on the financial condition, business, properties, or results of operations of the partnership entities, taken as a whole, except for changes affecting the economy generally or changes in commodity prices or other changes affecting the heating oil industry generally.

Amendment and Waiver

The unit purchase agreement provides that any provision of the unit purchase agreement may be:

•	waived in writing by the party benefited by that provision; or

•	modified or amended at any time by a written agreement signed by all of the parties.

Indemnification of Kestrel and Star Gas Partners

The unit purchase agreement contains certain mutual indemnification agreements between Kestrel and Star Gas Partners for claims and liabilities arising from the unit purchase agreement, the recapitalization and breaches of representations, warranties, covenants and agreements contained in the unit purchase agreement; provided that claims with respect to the breach of representations and warranties must be brought within a one year period following closing. The parties’ indemnification obligations do not apply to any individual claim of less than $50,000 until the aggregate of all claims less than $50,000 exceeds $500,000. Once the $500,000 threshold is exceeded, the indemnified parties are entitled to recovery from the first dollar of liability up to a cap of 25% of the aggregate purchase price paid by the Kestrel entities for their common units.

Directors’ and Officers’ Indemnification and Insurance

The unit purchase agreement also provides that Kestrel will cause Star Gas Partners to maintain, for a period of six years after the completion of the transaction, the current indemnification agreements and provisions for Star Gas’ officers and directors and the current policies of directors’ and officers’ liability insurance maintained by Star Gas Partners, or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous, with respect to claims arising from facts or events that occurred before the date of the completion of the transaction; provided, however, Star Gas Partners will not be required to expend in any one year an amount more than current annual premiums paid by Star Gas Partners for directors’ and officers’ liability insurance, and if that insurance cannot be obtained or if the annual premiums of that insurance coverage exceed this amount, Star Gas Partners will be obligated to obtain a policy with the most advantageous policies available for a cost not exceeding that amount. Alternatively, Star Gas Partners may purchase a six-year “tail” prepaid policy covering liabilities arising from facts or events that occurred on or prior to the closing date (including acts and omissions occurring in connection with the approval of the unit purchase agreement and the transactions contemplated thereby) on terms and conditions no less advantageous to the insured than the directors’ and officers’ insurance; provided, that in no event shall Star Gas Partners be required to expend in excess of the current annual premiums.

Covenants Regarding Exclusivity

We have agreed that we will not, and will use reasonable efforts to insure that our affiliates and representatives do not, directly or indirectly, solicit any offer from, initiate or engage in any discussions or negotiations with, or provide any information other than publicly available information to, any person concerning any acquisition proposal. In addition, subject to the other provisions described below, we have agreed that we will not engage in any communications whatsoever, directly or indirectly, with any party that initiates discussions regarding a potential acquisition proposal except for communications that are wholly unrelated to such a potential acquisition proposal or to notify such party that it will not engage in any communications at such time.

“Acquisition proposal” means (i) any proposal to commence or conduct a tender or exchange offer involving Star Gas Partners or one or more of the partnership entities, (ii) any proposal for a merger, consolidation or other business combination involving Star Gas Partners or one or more of the partnership entities, (iii) any proposal or offer to acquire in any manner a substantial equity interest in Star Gas Partners or one or more of the partnership entities, (iv) any proposal or offer to acquire in any manner a substantial portion of our business or the assets associated with our business, (v) any proposal or offer with respect to any recapitalization or restructuring (whether of equity or debt or a combination thereof) with respect to Star Gas Partners or one or more of the partnership entities, or (vi) any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to Star Gas Partners or any of the partnership entities.

Notwithstanding the foregoing, nothing contained in the unit purchase agreement prohibits us from (x) in the event of an unsolicited acquisition proposal, requesting from the third party such information as may be reasonably necessary for the board of directors of Star Gas to inform itself as to the material terms of such acquisition proposal for the sole purpose of determining whether such acquisition proposal constitutes a superior proposal, (y) taking (and disclosing to our unitholders or partners) our position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act or (z) making such disclosure to our unitholders or partners as in the good-faith judgment of the board of directors of Star Gas, after receipt of advice from outside legal counsel, that such disclosure is advisable for the board of directors of Star Gas to comply with its fiduciary duties under applicable law.

Notwithstanding the foregoing, prior to the closing date, we may furnish information concerning our business or the assets associated with our business to any person pursuant to a confidentiality agreement with terms no less favorable to us or our affiliates than those contained in the confidentiality agreement with Kestrel and may negotiate and participate in discussions and negotiations with such person concerning an acquisition proposal if, but only if, (i) such acquisition proposal is reasonably likely to be consummated (taking into account the legal aspects of the proposal, the person making the acquisition proposal and approvals required in connection therewith), (ii) such person has on an unsolicited basis, and in the absence of any violation of the nonsolicitation provisions by us or our affiliates, submitted a bona fide, written proposal to us relating to any such transaction that the board of directors of Star Gas determines in good faith, after receiving advice from our financial advisors, may reasonably be expected to be more favorable to us or our unitholders or partners from a financial point of view than the transactions contemplated by the unit purchase agreement, and (iii) in the good faith opinion of the board of directors of Star Gas, after consultation with our outside legal counsel, providing such information or access or engaging in such discussions or negotiations is in the best interests of Star Gas Partners and its unitholders or partners and necessary in order for the board of directors of Star Gas to discharge its fiduciary duties to our unitholders or partners under applicable law (an acquisition proposal that satisfies clauses (i), (ii) and (iii) being referred to as a “superior proposal”).

Except as set forth above, neither the board of directors of Star Gas nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the transactions contemplated by the unit purchase agreement or to the Kestrel entities, the approval or recommendation by the board of directors of Star Gas of the unit purchase agreement or the transactions contemplated by the unit purchase agreement, (ii) approve or recommend or propose to approve or recommend, any acquisition proposal or (iii) enter into any contract or other agreement with respect to any acquisition proposal. Notwithstanding the foregoing, prior to the closing, the board of directors of Star Gas may (subject to the terms of this and the following sentence) withdraw or modify its approval or recommendation of the unit purchase agreement or the transactions contemplated by the unit purchase agreement, approve or recommend a superior proposal, or enter into a contract or other agreement with respect to a superior proposal.

We may terminate the unit purchase agreement, and we or our affiliates may enter into an acquisition agreement with respect to a superior proposal, provided that, prior to any such termination we have provided certain required notice to the Kestrel entities and have paid the break-up fee and expense reimbursement payments described below under “Termination; Break-up fee” and “Expense Reimbursement.”

Termination; Break-up Fee

The unit purchase agreement may be terminated, and the transaction abandoned, at any time prior to the completion of the transaction, whether before or after approval of the restructuring by the Star Gas Partners unitholders:

•	by the mutual consent of Kestrel and Star Gas Partners;

•	by either Kestrel or Star Gas Partners:

•	if the other party materially breaches any of its representations, warranties and covenants and the breach is not cured or curable within the prescribed time;

•	if approval of Star Gas Partners’ unitholders is not obtained; or

•	upon the occurrence of a bankruptcy event with respect to Star Gas Partners or any of its subsidiaries;

•	by Kestrel if Star Gas Partners breaches any of its exclusivity obligations or if the senior lender or the non-consenting bondholders take steps to accelerate their existing indebtedness; and

•	by Star Gas Partners if it elects to accept a superior proposal.

Furthermore, the unit purchase agreement may be terminated by Star Gas Partners or Kestrel if the transaction is not completed on or before April 30, 2006.

The unit purchase agreement provides that, in addition to the fees and expenses which Star Gas Partners is obligated to reimburse Kestrel (described below), Star Gas Partners shall pay Kestrel a break-up fee of $4,000,000 in the event:

•	the unit purchase agreement is terminated by Star Gas Partners in order to accept a superior proposal or by Kestrel upon a breach by us of our exclusivity obligations;

•	the unit purchase agreement is terminated for any reason, other than by Star Gas Partners by reason of or resulting from any breach by Kestrel of any of its representations, warranties, covenants, or agreements contained in the unit purchase agreement, and at the time of such termination a superior proposal existed; or

•	(x) the unit purchase agreement is terminated for any reason, other than by Star Gas Partners’ by reason of or resulting from any breach by Kestrel of any of its representations, warranties, covenants, or agreements contained in the unit purchase agreement, (y) an acquisition proposal existed at any time during the term of the unit purchase agreement and (z) prior to the twelve-month anniversary of such termination, Star Gas Partners or any of its affiliates consummates an acquisition proposal that is from a financial point of view to the holders of the common units equal to or superior to the transactions contemplated by the unit purchase agreement and such acquisition proposal resulted, directly or indirectly, from any communication with respect to such acquisition proposal which occurred either during the term of the unit purchase agreement or within six months following the termination of the unit purchase agreement. If Kestrel terminates the purchase agreement and one or more of the noteholders who have entered into lockup agreements with Star Gas Partners (as long as such noteholders have not interfered with the transaction with Kestrel and are not otherwise in breach of such lockup agreements) consummates an acquisition proposal pursuant to the terms of the lock-up agreements, then Kestrel will be entitled only to expenses, and not to the break-up fee.

If the parties disagree as to whether the consummated acquisition proposal is, from the financial point of view of the holders of common units, equal to or superior to the transactions contemplated by the unit purchase agreement for purposes of triggering the payment of the termination fee, Star Gas Partners and Kestrel shall jointly engage and equally share the expense of a mutually agreeable nationally recognized investment banking firm within 30 days of the date of the consummation of the acquisition proposal to make such determination and the decision of such investment banking firm shall be binding upon all parties. Except for claims for indemnification pursuant to the provisions discussed above or circumstances involving fraud, any amount payable as set forth above shall, when paid, be the sole and exclusive remedy of Kestrel and shall be in lieu of all remedies at law or equity of the Kestrel parties.

Expense Reimbursement

Star Gas Partners will bear all of its own expenses incurred for the unit purchase agreement and the transactions contemplated therein. Star Gas Partners shall also reimburse the Kestrel entities for all out-of-pocket expenses reasonably incurred by them in connection with the proposed transaction including, without limitation, the fees and expenses of Kestrel’s legal counsel and all third party consultants engaged by the Kestrel entities to assist in the transaction, subject to the requirement that any such third party consultants other than accountants or environmental consultants, shall be subject to the approval of Star Gas Partners, which approval will not be unreasonably withheld. Such reimbursements to the Kestrel entities shall be due at the closing, or promptly following any earlier termination of the unit purchase agreement by any of the parties for any reason, other than a termination by Star Gas Partners as a result of Kestrel’s breach of its obligations or if Kestrel’s representations and warranties should fail to be accurate in all material respects; provided, that in the event of such earlier termination, the amount of expense reimbursement shall be limited to between $350,000 and $500,000 depending on the reason for such termination. The $350,000 reimbursement would be payable due to a termination for the failure of the limited partners of Star Gas Partners to adopt the matters proposed in the proxy statement necessary for the completion of the transaction, while the $500,000 reimbursement would be payable due to a termination for any other reason other than a breach by Kestrel.

Equity Maintenance Agreement

Yorktown, Kestrel’s principal investor, has entered into an equity maintenance agreement with the Kestrel entities pursuant to which Yorktown has agreed to provide Kestrel with sufficient funds to permit the Kestrel entities to purchase the common units that they have agreed to purchase under the unit purchase agreement. Star Gas Partners is a third party beneficiary of this agreement.

Registration Rights

If Kestrel Heat replaces Star Gas as general partner of Star Gas Partners, Kestrel Heat and M2 will have three demand and unlimited piggyback registration rights by virtue of the provisions in the amended and restated agreement of limited partnership, including our partnership agreement as currently in effect.

AMENDMENTS TO THE PARTNERSHIP AGREEMENT

The following is a summary of the material amendments to the current Star Gas Partners amended and restated agreement of limited partnership to be voted upon by the Star Gas Partners unitholders, which is qualified in its entirety by reference to the full text of the proposed Star Gas Partners second amended and restated agreement of limited partnership.

Introduction

The following are the principal amendments proposed to be adopted in the recapitalization. Please read this section in connection with “—Comparison of the Star Gas Partnership Agreement Before and After the Recapitalization” and “Cash Distribution Policy,” as those sections will provide more detail about the second amended and restated partnership agreement that will be in effect after the recapitalization.

Conversion of Senior Subordinated Units and Junior Subordinated Units into Common Units.    The proposed amendments will provide for the mandatory conversion of each outstanding senior subordinated unit and each junior subordinated unit into one common unit, as a result of which the subordination period will end. Collectively, 3,391,982 senior subordinated units and 345,364 junior subordinated units will convert into 3,737,346 common units. The termination of the subordination period will have the following effects:

•	There will no longer be senior subordinated units or junior subordinated units whose distributions are subordinated to the common units. The converted common units will share pro rata with all distributions on the existing common units.

•	The cumulative accrued and unpaid arrearages in payment of the minimum quarterly distribution on the common units as of the effective date of the recapitalization will be eliminated. Under our partnership agreement as currently in effect, no distributions of available cash from operating surplus may be made on the senior subordinated units, junior subordinated units and general partner units, including incentive distributions, until all arrearages on the common units have been paid. As of November 30, 2005, the amount of accrued and unpaid arrearages on the common units was $92.5 million. Assuming that the number of outstanding common units remains at 32,165,528 and that we do not distribute any available cash from operating surplus, these arrearages would increase by $18.5 million per quarter. If the recapitalization is not consummated, it is unlikely that regular distributions on the common units would be resumed in the foreseeable future and it is considerably less likely that regular distributions would ever resume on the senior subordinated units because of their subordination terms.

•	Our partnership agreement currently requires a unitholder vote during the subordination period for us to issue units senior to the common units or in excess of 5,500,000 additional common units except in connection with accretive acquisitions or capital improvements or in certain other circumstance. The amendment proposal would eliminate all restrictions on our ability to issue additional partnership units.

Reduction of the Minimum Quarterly Distribution.    The proposed amendments will reduce the minimum quarterly distribution on the common units from $0.575 per unit per quarter, or $2.30 per year, to $0.0 per unit through September 30, 2008, or, if we elect to commence making distributions sooner, the quarter in which any distribution of available cash is made, to $0.0675 per unit per quarter, or $0.27 per unit per year, thereafter. We believe that this amendment will more closely align the minimum quarterly distribution with the levels of available cash that we may be expected to generate in the future.

Reduction of Incentive Distribution Levels.    The proposed amendments will reduce the target distribution levels for the incentive distribution rights so that, commencing with the quarter beginning October 1, 2008, or if we elect to commence making distributions sooner, the quarter in which any distribution of available cash is made, the new general partner units in the aggregate will be entitled to receive 10% of the cash distribution in a quarter once each common unit and general partner unit has received $.0675 for that quarter, plus any arrearages on the common units from prior quarters, and 20% of the cash distributions in a quarter once each common unit and general partner unit has received $.1125 for that quarter, plus any arrearages on common units from prior quarters. Under the partnership agreement as currently in effect, the senior subordinated units, junior subordinated units and general partner units are not entitled to receive incentive distributions until $0.604 has been distributed on each common unit for a quarter, plus any arrearages on the common units for prior quarters.

Suspension of Mandatory Distribution of Available Cash.    We suspended distributions on our senior subordinated units, junior subordinated units and general partner units on July 29, 2004 and on our common units on October 18, 2004. The proposed amendments will provide that we are not required to distribute available cash through the quarter ending September 30, 2008. We do not intend to make distributions of available cash during this period, even if we have available cash to distribute.

Amendment to Distributions Upon Liquidation.    The proposed amendments will modify the manner in which net income, net loss, net termination gain and net termination loss are allocated among the unitholders. The allocation provisions will be modified to be consistent with the reduction of the incentive distribution levels. The amendments in the allocation provisions will affect the balances in the unitholders’ capital accounts. Consequently, the amendments will affect the amount of distributions that the unitholders will receive upon liquidation.

Reduction of Initial Unit Price.    The initial unit price will be reduced from $22.00 to $2.00, which means that distributions of available cash from capital surplus will be made 100% on all units, pro rata, until each common unit outstanding on the closing date of the recapitalization has received available cash from capital surplus of $2.00 per unit, plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units, at which time the general partner units will be entitled to receive incentive distributions on further distributions of available cash from capital surplus. The effect of this change is to substantially reduce the amount of the distributions from capital surplus to be made to holders of the common units before the general partner units will receive 20% of distributions of capital surplus.

Amendment to the Definition of Operating Surplus.    The definition of operating surplus will be amended to (1) change the operating surplus “basket” from $20,340,600 to $22,000,000, (2) reset the measurement date for cash on hand to be included in operating surplus from the closing date of our initial public offering to the closing date of the recapitalization and (3) reset the measurement date for calculating operating surplus from the closing date of our initial public offering to the closing date of the recapitalization. The cumulative operating surplus through September 30, 2005, including cash on hand as of the closing date of the initial public offering and the operating surplus basket, is a negative $120.5 million, meaning that without this change, we would have to generate over $120.5 million in positive operating surplus before we would be able to make any payments toward the minimum quarterly distribution on the common units.

Change to the Definition of Operating Expenditure.    Clarifies that non-pro rata purchases of common units, other than those made with the proceeds of interim capital transactions, are operating expenditures that reduce available cash from operating surplus.

Changes to the Audit Committee.    Our partnership agreement currently provides that the audit committee of the general partner shall, if requested by the general partner, approve transactions that involve potential conflicts of interest between the general partner and its affiliates, on one hand, and the partnership, any partner or any assignee, on the other hand. If such a transaction is approved by the audit committee, it is deemed fair and reasonable to the partnership. The amendment proposal would provide for a conflicts committee comprised of independent directors to assume this role in place of the audit committee and would tighten the independence requirements for membership on the committee. See “Risk Factors,” “Information Regarding Kestrel Heat—Interests of the Proposed Executive Officers and Directors in the Recapitalization” and “Conflicts of Interest.”

Changes to Tax Provisions.    Because taxable income and loss are allocated among the unitholders in a manner consistent with the manner in which distributions are made, the amendments to the distribution provisions disclosed above will require corresponding modifications in the allocation of taxable income and loss among the unitholders. In addition, the proposed amendments will require an interim closing of our books for federal income tax purposes in 2006 on the effective date of the recapitalization. In 2006, tax items incurred on or before the effective date will be allocated among the unitholders based upon their percentage interest in Star Gas Partners prior to the effective date, and tax items incurred after the effective date will be allocated among the unitholders based upon their percentage interest following the effective date.

Conforming Changes.    Additional changes will be required to conform our current partnership agreement to the amendments and to facilitate the restructuring proposal. It is the good faith opinion of Star Gas that the conforming changes do not adversely affect the unitholders in any material respect. Thus, under the current partnership agreement, Star Gas may make any or all conforming changes without the consent of the unitholders.

Comparison of the Star Gas Partnership Agreement Before and After the Recapitalization

The following chart summarizes the material provisions of the Star Gas Partners’ partnership agreement in effect now and as will be in effect if the recapitalization is approved:

Before Recapitalization	After Recapitalization
Requirement to Distribute Available Cash

Within 45 days following the end of each quarter, Star Gas Partners is required to distribute 100% of its available cash with respect to such quarter to partners as of the record date selected by the general partner in its reasonable discretion.	Within 45 days following the end of each quarter commencing with the quarter beginning October 1, 2008, Star Gas Partners is required to distribute 100% of its available cash with respect to such quarter to partners as of the record date selected by the general partner in its reasonable discretion. Star Gas Partners has no obligation to distribute available cash through the quarter ending September 30, 2008 and currently has no intention of making any such distributions.

Definition of Available Cash

Available cash for any quarter consists generally of all cash on hand at the end of that quarter, as adjusted for reserves. The general partner has broad discretion in establishing reserves.	Available cash for any quarter will continue to consist of all cash on hand at the end of that quarter, as adjusted for reserves. The general partner has broad discretion in establishing reserves.

Minimum Quarterly Distribution

$0.575 per unit per quarter or $2.30 per unit per year.	$0.0 through the quarter ending September 30, 2008, or, if we elect to commence making distributions sooner, the quarter in which any distribution of available cash is made, and $0.0675 per unit per quarter, or $0.27 per unit per year, thereafter.

Before Recapitalization	After Recapitalization
Target Distribution Levels

First target distribution level—$0.604 per unit per quarter. Second target distribution level—$0.711 per unit per quarter. Third target distribution level—$0.926 per unit per quarter	First target distribution level—$0.1125 per unit per quarter. The second and third target distribution levels have been eliminated.

Distribution of Available Cash from Operating Surplus

Available cash from operating surplus with respect to any quarter during the subordination period will be distributed in the following manner:

First, 100% to the common units, pro rata, until we distribute to each common unit the minimum quarterly distribution of $0.575;

Second, 100% to the common units, pro rata, until we distribute to each common unit any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters;

Third, 100% to the senior subordinated units, pro rata, until we distribute to each senior subordinated unit the minimum quarterly distribution of $0.575;

Fourth, 100% to the junior subordinated units and general partner units, pro rata, until we distribute to each junior subordinated unit and general partner unit the minimum quarterly distribution of $0.575;

Fifth, 100% to all units, pro rata, until we distribute to each unit an amount equal to the first target distribution of $0.604 (exclusive of payments of arrearages);

Sixth, 86.7% to all units, pro rata, and 13.3% to all senior subordinated units, junior subordinated units and general partner units, pro rata, until we distribute to each common unit an amount equal to the second target distribution of $0.711 (exclusive of payments of arrearages);

Seventh, 76.5% to all units, pro rata, and 23.5% to all senior subordinated units, junior subordinated units and general partner units,

Available cash from operating surplus with respect to any quarter will be distributed in the following manner:

First, 100% to the common units, pro rata, until we distribute to each common unit the minimum quarterly distribution of $0.0675;

Second, 100% to the common units, pro rata, until we distribute to each common unit any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters;

Third, 100% to the general partner units, pro rata, until we distribute to each general partner unit the minimum quarterly distribution of $0.0675;

Fourth, 90% to the common units, pro rata, and 10% to the general partner, pro rata, until we distribute to each common unit the first target distribution of $0.1125;

Thereafter, 80% to the common units, pro rata, and 20% to the general partner units, pro rata.

Before Recapitalization	After Recapitalization

pro rata, until we distribute to each common unit an amount equal to the third target distribution of $0.926 (exclusive of payments of arrearages);

Thereafter, 51% to all units, pro rata, and 49% to all senior subordinated units, junior subordinated units and general partner units, pro rata.

Subordination Period

•      the “adjusted operating surplus” generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distribution on all units on a fully diluted basis; and

•      there are no arrearages in payment of the minimum quarterly distribution on the common units.

Upon the expiration of the subordination period, each senior subordinated unit and junior subordinated unit shall convert into one class B common unit and each common unit will be redesignated as a class A common unit. The main difference between the class A common units and the class B common units is that the class B common units will continue to have the right to receive incentive distributions.

Based on current conditions, we do not expect the subordination period to end in the foreseeable future, since we have not been generating sufficient operating surplus to pay the minimum quarterly distribution and as of November 30, 2005 there were $92.5 million in arrearages on the common units and we are not currently making any distributions on our units.

Because all senior subordinated units and junior subordinated units will convert into common units, the subordination period will end. All outstanding limited partner units will be common units.

Voting

Approval of a “unit majority” is required for the following:

•      the issuance of additional common units during the subordination period, with certain exceptions;

•      the issuance of units senior to the common units during the subordination period;

Approval of a majority of the outstanding common units, including common units owned by the general partner and its affiliates, is required for the following:

•      certain amendments to our partnership agreement;

Before Recapitalization	After Recapitalization

•      certain amendments to our partnership agreement;

•      the merger of our partnership or the sale of all or substantially all our assets; and

•      the dissolution of our partnership.

A “unit majority” during the subordination period means at least a majority of outstanding common units, voting as a class, and a majority of outstanding senior subordinated units and junior subordinated units voting as a single class, in each case excluding units owned by our general partner and its affiliates. After the subordination period, a unit majority means at least a majority of the outstanding common units.

• the merger of our partnership or the sale of all or substantially all our assets; and • the dissolution of our partnership.

DESCRIPTION OF DEBT AMENDMENTS

Amendment to Revolving Credit Facility

On November 3, 2005, our heating oil segment entered into an amendment to its revolving credit facility that increased the borrowing limits by $50 million to $310 million (subject to certain borrowing base limitations and coverage ratios) for the peak winter months of December through March.

In addition, it is a condition of closing of the unit purchase agreement that we obtain the agreement of the lenders that the appointment of Kestrel Heat as our new general partner shall not constitute a change of control. Further, we will need the consent of our bank lenders to permit the heating oil segment to distribute to us funds to repurchase the minimum amount of senior notes which we are required to repurchase under our agreements with our noteholders. Our ability to repurchase these senior notes is also a condition of closing of the unit purchase agreement.

Senior Note Consent Solicitation and Tender Offer

Effective as of December 5, 2005, we entered into agreements with the consenting noteholders. The obligations of the consenting noteholders under the agreements are contingent upon the continued effectiveness of, and closing of the transactions contemplated by, the Kestrel unit purchase agreement.

The agreements with the consenting noteholders provide that:

(a)	The consenting noteholders commit to and will tender their senior notes at par in exchange for:

(i)	a pro rata portion of $60 million or, at Star Gas Partners’ option, up to approximately $73.1 million in cash (less any principal, interest and premium payments required to be reserved for payment to non-tendering noteholders in the senior notes tender offer);

(ii)	13,433,962 (subject to adjustment based on rounding) newly issued common units at a conversion price of $2.00 per unit (which new units would be acquired by certain noteholders exchanging approximately $26.9 million senior notes); and

(iii)	new senior notes representing the remaining face amount of the tendered senior notes.

The tender offer is conditioned upon closing of the transactions under the unit purchase agreement and receipt of valid tenders from holders of at least 93% of the outstanding senior notes.

(b)	The consenting noteholders will not, without the prior written consent of Star Gas Partners, sell, transfer, assign, pledge, grant an option on, grant proxies on, deposit with a voting trust, enter into a voting agreement with respect to or otherwise dispose of or encumber their senior notes, subject to the right to transfer notes to a person that becomes a signatory to the agreement.

(c)	The consenting noteholders will not “short sell” any equity securities of Star Gas Partners other than in connection with the recapitalization and will not take any action to oppose or interfere with the transactions contemplated by the unit purchase agreement, including the vote of unitholders contemplated by the unit purchase agreement.

(d)	The consenting noteholders have agreed not to:

(i)	take any action, and direct the trustee to take any action, to accelerate indebtedness due under the indenture for the senior notes; and

(ii)	initiate, or have initiated on their behalf, any litigation or proceeding with respect to the senior notes, Star Gas Partners or any act or omission of Star Gas Partners prior to the closing of the transactions under the unit purchase agreement.

(e)	The consenting noteholders will:

(i)

forbear from exercising any rights or remedies in respect of any default, breach or claim under the indenture governing the existing senior notes (“Indenture”) resulting from the sale of Star Gas Partners’ propane business in December 2004, including Star Gas Partners’ use of such proceeds to purchase working capital inventory and Star Gas Partners’ determination that “excess proceeds” (as defined in the Indenture) shall not include any amounts invested in such inventory, the granting of liens or collateral to the lenders pursuant to the credit facility and to oppose any request or attempt to assert any default under the Indenture arising from the same;

(ii)	not tender the senior notes held by such consenting noteholders in the change of control offer which will be required to be made following the closing of the transactions under the unit purchase agreement;

(iii)	consent to the amendments to the amended indenture to which Star Gas Partners and the consenting noteholders agreed (which amended indenture will eliminate restrictive covenants);

(iv)	approve the indenture for the new senior notes which will, among other things, provide a restricted payments “basket” of $22 million, provide a “basket” for acquisitions of $60 million and provide that proceeds of asset sales may not be invested in current assets for purposes of the “asset sale” covenant; and

(v)	subject to the approval of the required consenting noteholders (2/3 of the principal amount of the outstanding senior notes), waive the right to object to confirmation of a plan of reorganization in the event that Star Gas Partners files a petition for protection under Chapter 11 and to support Star Gas Partners’ Chapter 11 plan.

(f)	Following the termination of the Kestrel unit purchase agreement (other than as a result of a failure to obtain a favorable unitholder vote or because the board of directors of Star Gas accepts a superior proposal), certain of the noteholders will have the right, at the option of such noteholders, to “step into” the Kestrel transaction and effect the Kestrel transaction with Star Gas Partners.

Certain of the noteholders agreements provide that the consenting noteholders retain the right to not exchange their notes for common units if a material adverse change occurs to Star Gas Partners prior to the exchange offer. In such event, the senior notes held by such consenting noteholders which would have been exchanged for common units would be subject to Star Gas Partners right, for the life of the notes, to call the notes at par.

The agreements with the consenting noteholders provide for the termination of its provisions in the event that the unit purchase agreement is no longer in effect, in the event that the unit purchase agreement has not closed by April 30, 2006, or in the event that the required consenting noteholders have consented to the commencement of Chapter 11 proceedings in accordance with Section 12(a) of the agreement, in which case the agreement will terminate 120 days after the filing for Chapter 11 protection, or such other date as the consenting noteholders agree.

Star Gas Partners has also entered into backstop agreements with two of the noteholders under which such noteholders each agreed to subscribe for 50% of the common units that are not subscribed for by other noteholders in connection with the exchange of approximately $26.9 million in senior notes for 13,433,962 (subject to adjustment based on rounding) common units. Star Gas Partners has further agreed to enter into a registration rights agreement with noteholders who, upon consummation of the tender offer, own 10% or more of the then outstanding common units, or provide an opinion of counsel that no such registration is required for the sale of the new units.

We intend to commence the tender/exchange offer and consent solicitation for the senior notes promptly following the date of this prospectus.

The closing of the recapitalization will be deemed a “change of control” under the indenture for our senior notes. Consequently, we will be required to make an offer to repurchase any senior notes that are not otherwise tendered in the senior notes tender offer at a purchase price equal to 101% of their face value. As of the date of this prospectus, the holders of an aggregate of approximately $15.3 million in senior notes have not yet agreed to tender their notes in the tender offer. The principal amount of any senior notes, plus any interest and premium payments that we are required to make in respect of senior notes tendered for repurchase in the change of control repurchase offer, will reduce on a dollar-for-dollar basis the amount of senior notes that we shall repurchase for cash in connection with the closing of the recapitalization.

DESCRIPTION OF COMMON UNITS

The common units have been registered under the Exchange Act and we are subject to the reporting and certain other requirements of the Exchange Act. We are required to file periodic reports containing financial and other information with the SEC.

Purchasers of common units may hold their common units in nominee accounts, provided that the broker, or other nominee, executes and delivers a transfer application and becomes a limited partner. We will be entitled to treat the nominee holder of a common unit as the absolute owner of that unit, and the beneficial owner’s rights will be limited solely to those that it has against the nominee holder.

The Rights of Unitholders

Generally, the common units represent limited partner interests, which entitle the holders of those units to participate in our distributions and exercise the rights or privileges available to limited partners under the partnership agreement. For a description of the relative rights and preferences of holders of common units in and to our distributions, see “Cash Distribution Policy.”

Transfer Agent and Registrar

We have retained LaSalle Bank National Association as registrar and transfer agent for the common units. The transfer agent receives a fee from us for serving in these capacities. All fees charged by the transfer agent for transfers of common units will be borne by us and not by the holders of common units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a common unit and other similar fees or charges will be borne by the unitholder. There will be no charge to holders for disbursements of cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

The transfer agent may resign, or be removed by us. If no successor is appointed within 30 days, the general partner may act as the transfer agent and registrar until a successor is appointed.

Obligations and Procedures for the Transfer of Units

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. Any transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units does the following:

•	becomes the record holder of those units and shall be constituted as an assignee until admitted into Star Gas Partners as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in Star Gas Partners;

•	agrees to be bound by the terms and conditions of, and executes, the partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to the general partner and any liquidator of Star Gas Partners as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.

An assignee will become a substituted limited partner of Star Gas Partners for the transferred common units upon satisfaction of the following two conditions:

•	the consent of the general partner, which may be withheld for any reason in its sole discretion; and

•	the recording of the name of the assignee on the books and records of Star Gas Partners.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in Star Gas Partners for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only the following rights:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in Star Gas Partners for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application for those common units. In addition, such purchaser or transferee may not receive some federal income tax information or reports furnished to record holders of common units. The transferor of common units will have a duty to provide the transferee with all information that may be necessary to obtain registration of the transfer of the common units, but a transferee agrees, by acceptance of the certificate representing common units, that the transferor will not have a duty to insure the execution of the transfer application by the transferee and will have no liability or responsibility if the transferee neglects or fails to execute and forward the transfer application to the transfer agent.

Unit Purchase Rights

Each common unit and each other partnership security consisting of a unit of limited or general partnership interest includes a right to purchase from us a Class A common unit at an exercise price of $80.00 per unit, subject to adjustment. The rights, which we refer to as the “2001 rights,” are different than the rights that would be issued under the proposed rights offering to which this prospectus relates. The 2001 rights are issued pursuant to a rights agreement dated as of April 17, 2001, as amended, between us and American Stock Transfer & Trust Company, as rights agent. We have summarized selected portions of the rights agreement and the 2001 rights below. For a complete description of the 2001 rights, we encourage you to read the summary below and the rights agreement, which we have filed as an exhibit to our Annual Report on Form 10-K, incorporated by reference in this prospectus.

Detachment of 2001 Rights; Exercisability

The 2001 rights are attached to all certificates representing our currently outstanding units and will attach to all unit certificates we issue prior to the “distribution date.” That date will occur, except in some cases, on the earlier of:

•	ten days following a public announcement that a person or group of affiliated or associated persons, who we refer to collectively as an “acquiring person,” has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of either our outstanding common units or the aggregate of our outstanding senior subordinated units and junior subordinated units, or

•	ten business days following the start of a tender offer or exchange offer that would result in a person becoming an acquiring person.

Our general partner may defer the distribution date in some circumstances. Also, some inadvertent acquisitions of our units will not result in a person becoming an acquiring person if the person promptly divests itself of sufficient units.

Until the distribution date:

•	unit certificates will evidence the 2001 rights,

•	the 2001 rights will be transferable only with those certificates,

•	new unit certificates will contain a notation incorporating the rights agreement by reference, and

•	the surrender for transfer of any unit certificate will also constitute the transfer of the 2001 rights associated with the units represented by the certificate.

The 2001 rights are not exercisable until the distribution date and will expire at the close of business on April 16, 2011, unless we redeem or exchange them at an earlier date as described below.

As soon as practicable after the distribution date, the rights agent will mail certificates representing the 2001 rights to holders of record of units as of the close of business on the distribution date. From that date on, only separate rights certificates will represent the 2001 rights. We will issue 2001 rights with all units issued prior to the distribution date. We will also issue 2001 rights with units issued after the distribution date in connection with some employee benefit plans or upon conversion of some securities. Except as otherwise determined by our board of directors, we will not issue 2001 rights with any other units issued after the distribution date.

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a “permitted offer.” The rights agreement defines “permitted offer” as a tender or exchange offer for all outstanding units at a price and on terms that our general partner determines to be fair to and otherwise in the best interests of our unitholders.

If a flip-in event occurs, each 2001 right, other than any 2001 right that has become null and void as described below, will become exercisable to receive the number of common units, or in some specified circumstances, cash, property or other securities, which has a “current per unit market price” equal to two times the exercise price of the 2001 right. Please refer to the rights agreement for the definition of “current per unit market price.”

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time from and after the time a person becomes an acquiring person:

•	we are acquired or we acquire such person in a merger or other business combination transaction, other than specified mergers that follow a permitted offer, or

•	50% or more of our assets, cash flow or earning power is sold, leased or transferred.

If a flip-over event occurs, each holder of a 2001 right, except 2001 rights that are voided as described below, will thereafter have the right to receive, on exercise of the 2001 right, a number of common units or equivalent securities of the acquiring company that has a current market price equal to two times the exercise price of the 2001 right.

When a flip-in event or a flip-over event occurs, all 2001 rights that then are, or under the circumstances the rights agreement specifies previously were, beneficially owned by an acquiring person or specified related parties will become null and void in the circumstances the rights agreement specifies.

Common Units

After the distribution date and following the end of the subordination period, each 2001 right will entitle the holder to purchase common units.

Anti-dilution

The number of 2001 rights associated with a unit, the number of common units issuable upon exercise of a 2001 right and the exercise price of the 2001 right are subject to adjustment in the event of a unit distribution on, or a subdivision, combination or reclassification of, our common units occurring prior to the distribution date. The exercise price of the 2001 rights and the number of common units or other securities or property issuable on exercise of the 2001 rights are subject to adjustment from time to time to prevent dilution in the event of some specified transactions affecting the common units.

With some exceptions, we will not be required to adjust the exercise price of the 2001 rights until cumulative adjustments amount to at least 1% of the exercise price. The rights agreement also will not require us to issue fractional common units and, in lieu thereof, we will make a cash payment based on the market price of the common units.

Redemption of 2001 Rights

At any time until the time a person becomes an acquiring person, we may redeem the 2001 rights in whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, securities or such other consideration as our general partner may determine. Upon such redemption, the 2001 rights will terminate and the only right of the holders of 2001 rights will be to receive the $0.01 redemption price.

Exchange of 2001 Rights

At any time after the occurrence of a flip-in event and prior to a person’s becoming the beneficial owner of 50% or more of our outstanding units or the occurrence of a flip-over event, we may exchange the rights, other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which will have become void, in whole or in part, at an exchange ratio of one Class A common unit, and/or other equity securities deemed to have the same value as one Class A common unit, per right, subject to adjustment.

Substitution

If we have an insufficient number of authorized common units available to permit an exercise or exchange of 2001 rights upon the occurrence of a flip-in event, we may substitute other specified types of property for common units so long as the total value received by the holder of the 2001 rights is equivalent to the value of the common units that the unitholder would otherwise have received. We may substitute cash, property, equity securities or debt, reduce the exercise price of the 2001 rights or use any combination of the foregoing.

No Rights as a Unitholder; Taxes

Until a 2001 right is exercised, a holder of 2001 rights will have no rights to vote or receive distributions or any other rights as a holder of our units. Unitholders may, depending upon the circumstances, recognize taxable income in the event that the 2001 rights become exercisable for our common units, or other consideration, or for the common units or equivalent securities of the acquiring company or are exchanged as described above.

Amendment of Terms of 2001 Rights

Our general partner may amend any of the provisions of the rights agreement, other than some specified provisions relating to the principal economic terms of the 2001 rights and the expiration date of the 2001 rights, at any time prior to the time a person becomes an acquiring person. Thereafter, our general partner may only amend the rights agreement in order to cure any ambiguity, defect or inconsistency or to make changes that do not materially and adversely affect the interests of holders of the 2001 rights, excluding the interests of any acquiring person.

Rights Agent

American Stock Transfer & Trust Company serves as rights agent with regard to the 2001 rights.

Antitakeover Effects

The 2001 rights will have anti-takeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our general partner. As a result, the overall effect of the 2001 rights may be to make more difficult or discourage any attempt to acquire us even if such acquisition may be favorable to the interests of our unitholders. Because our general partner can redeem the 2001 rights or approve a permitted offer, the 2001 rights should not interfere with a merger or other business combination approved by our general partner.

First Amendment to Rights Agreement

Effective as of December 2, 2005, we entered into an amendment to the rights agreement that provides that notwithstanding anything contained in the rights agreement to the contrary, Kestrel, Kestrel Heat, M2 and their affiliates or associates shall not become or be an acquiring person solely by virtue of either:

(i)    the execution, delivery and performance of either the unit purchase agreement or the ancillary documents (as defined in the unit purchase agreement); or

(ii)    the consummation of the transaction (as defined in the unit purchase agreement);

unless and until such time as any such person together with its respective affiliates and associates, is then the beneficial owner of 15% or more of the common units then outstanding (including, without limitation, by virtue of beneficial ownership referenced in clause (i) or (ii) above) and either (1) such person shall then purchase or otherwise become (as a result of actions taken by such person or its affiliates or associates) the beneficial owner of additional common units more than 1% of the common units then outstanding or otherwise than as permitted by the unit purchase agreement and ancillary documents or (2) any other person who is the beneficial owner of more than 1% of the common units then outstanding shall become an affiliate or associate of Kestrel, Kestrel Heat or M2.

Article 20 of Second Amended and Restated Agreement of Limited Partnership

Article 20 of the second amended and restated agreement of limited partnership, is substantially the same as Section 203 of the Delaware General Corporation Law.

Article 20 prohibits an “interested holder,” which is defined generally as a person or group owning 15% or more of the partnership’s outstanding units, but excluding Kestrel Heat and any of its affiliates or associates, from engaging in a “business combination” with the partnership for three years following the date such person became an interested holder unless:

(i)    Before such person or group became an interested holder, the general partner approved either the transaction in which the interested holder became an interested holder or the proposed business combination;

(ii)    Upon consummation of the transaction that resulted in the interested holder becoming an interested holder, the interested holder owns at least 85% of the outstanding units at the time the transaction commenced (excluding units held by the general partner and its affiliates); or

(iii)    Following the transaction in which such person or group became an interested holder, the business combination is approved by the general partner and authorized at a meeting of the unitholders by the affirmative vote of the holders of two-thirds of the outstanding units that are not owned by the interested holder.

CASH DISTRIBUTION POLICY

The following description gives effect to the adoption of the second amended and restated agreement of limited partnership. For information concerning our cash distribution policy under our partnership agreement, as currently in effect, see “Amendments to the Partnership Agreement.”

General Description of Cash Distribution

There will be no mandatory distributions of available cash by us through the fiscal quarter ending September 30, 2008. Thereafter, in general, we intend to distribute to our partners on a quarterly basis, all of our available cash, if any, in the manner described below. “Available cash” generally means, for any of our fiscal quarters, all cash on hand at the end of that quarter, less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

(1)    provide for the proper conduct of our business;

(2)    comply with applicable law, any of our debt instruments or other agreements; or

(3)    provide funds for distributions to the common unitholders during the next four quarters, in some circumstances.

Cash distributions will be characterized as distributions from either operating surplus or capital surplus. This distinction affects the amounts distributed among different classes of units. See “—Quarterly Distributions of Available Cash.”

Operating surplus generally means:

(1)    $22 million, plus all of our cash on the date of closing of the recapitalization, plus all of our cash receipts, excluding cash receipts that constitute capital surplus, that are generated after the closing of the recapitalization; less

(2)    all of our operating expenses, debt service payments, maintenance capital expenditures and reserves established for future operations and certain amounts expended to repurchase common units after the closing of the recapitalization.

Capital surplus is generally generated only by borrowings other than for working capital purposes, sales of debt and equity securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets, all as disposed of in the ordinary course of business.

All available cash distributed from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing date of the recapitalization equals the operating surplus as of the end of the quarter before that distribution. This method of cash distribution avoids the difficulty of trying to determine whether available cash is distributed from operating surplus or capital surplus. Any excess available cash, irrespective of its source, will be deemed to be capital surplus and distributed accordingly.

If capital surplus is distributed on each common unit issued and outstanding on the date of closing of the recapitalization in an aggregate amount per unit equal to $2.00 per common unit, the distinction between operating surplus and capital surplus will cease. All distributions after that date will be treated as from operating surplus. The general partner does not expect that there will be significant distributions from capital surplus.

Quarterly Distributions of Available Cash

Except for the limitations and prohibitions on distributions discussed below, commencing with the fiscal quarter ending December 31, 2008, we will make distributions to our partners for each of our fiscal quarters before liquidation in an amount equal to all of our available cash for that quarter. Distributions will be made approximately 45 days after each March 31, June 30, September 30 and December 31, to holders of record on the applicable record date.

Distributions of Available Cash from Operating Surplus

Distributions of available cash from operating surplus will be made in the following manner:

(1)    First, 100% to all common units, pro rata, until there has been distributed to each common unit an amount equal to the minimum quarterly distribution of $0.0675 for that quarter.

(2)    Second, 100% to all common units, pro rata, until there has been distributed to each common unit an amount equal to any arrearages in the payment of the minimum quarterly distribution for prior quarters.

(3)    Third, 100% to all general partner units, pro rata, until there has been distributed to each general partner unit an amount equal to the minimum quarterly distribution.

(4)    Fourth, 90% to all common units, pro rata, and 10% to all general partner units, pro rata, until each common unit has received the first target distribution of $0.1125.

(5)    Thereafter, 80% to all common units, pro rata, and 20% to all general partner units, pro rata.

Distributions from Capital Surplus

Distributions of available cash from capital surplus will be made 100% on all units, pro rata, until each common unit that was issued and outstanding on the closing date of the recapitalization receives distributions equal to $2.00. This was the unit price paid by Kestrel and, thereafter, all distributions from capital surplus will be distributed as if they were from operating surplus.

When a distribution is made from capital surplus, it is treated as if it were a repayment of the $2.00 unit price paid in the recapitalization. To reflect repayment, the minimum quarterly distribution and the first target distribution will be adjusted downward by multiplying each amount by a fraction. This fraction is determined as follows: the numerator is the unrecovered initial unit price immediately after giving effect to the repayment and the denominator is the unrecovered initial unit price immediately before the repayment. For example, based on the unrecovered initial unit price of $2.00 per unit and assuming available cash from capital surplus of $1.00 per unit is distributed on all common units outstanding on the closing date of the recapitalization, then the amount of the minimum quarterly distribution and the target distribution levels would each be reduced to 50% of its initial level.

A “payback” of the initial unit price from the recapitalization occurs when the unrecovered initial unit price is zero. At that time, the minimum quarterly distribution and the first target distribution levels each will have been reduced to zero. All distributions of available cash from all sources after that time will be treated as if they were from operating surplus. Because the minimum quarterly distribution and the first target distribution level will have been reduced to zero, the holders of the general partner units will then be entitled to receive 20% of all distributions of available cash, after distributions for cumulative common unit arrearages.

Distributions from capital surplus will not reduce the minimum quarterly distribution or the first target distribution level for the quarter in which they are distributed.

Adjustment of Minimum Quarterly Distribution and First Target Distribution Level

In addition to adjustments made upon a distribution of available cash from capital surplus, the following will each be proportionately adjusted upward or downward, as appropriate, if any combination or subdivision of units should occur:

(1)    the minimum quarterly distribution;

(2)    the first target distribution;

(3)    the unrecovered initial unit price; and

(4)    other amounts calculated on a per unit basis.

However, no adjustment will be made by reason of the issuance of additional units for cash or property. For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the first target distribution and the unrecovered initial unit price would each be reduced to 50% of its initial level.

The minimum quarterly distribution and first target distribution may also be adjusted if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In this event, the minimum quarterly distribution and first target distribution for each quarter after that time would be reduced to amounts equal to the product of:

(1)    the minimum quarterly distribution or first target distribution; multiplied by

(2)    one minus the sum of:

(x)    the highest marginal federal corporate income tax rate to which we are then subject as an entity; plus

(y)    any increase in the effective overall state and local income tax rate to which we are subject as a result of the new imposition of the entity level tax, after taking into account the benefit of any deduction allowable for federal income tax purposes for the payment of state and local income taxes, but only to the extent of the increase in rates resulting from that legislation or interpretation.

For example, assuming we are not previously subject to state and local income tax, if we were to become taxable as an entity for federal income tax purposes and we became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the first target distribution level would each be reduced to 62% of the amount thereof immediately before the adjustment.

The minimum quarterly distribution and first target distribution may also be adjusted in connection with the occurrence of certain events under our unit purchase rights agreement.

Distributions of Cash Upon Liquidation

Following the beginning of the dissolution and liquidation, assets will be sold or otherwise disposed of and the partners’ capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of liquidation will first be applied to the payment of our creditors in the order of priority provided in the partnership agreement and by law and, thereafter, be distributed on the units in accordance with respective capital account balances, as so adjusted.

Partners are entitled to liquidation distributions in accordance with capital account balances. Although operating losses are allocated on all units pro rata, the allocations of gains attributable to liquidation are intended to favor the holders of outstanding common units over the holders of all other outstanding units, to the extent of the unrecovered initial unit price plus any cumulative common unit arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of Star Gas Partners to enable the holders of common units to fully recover their unrecovered initial unit price and arrearages.

Any gain, or unrealized gain attributable to assets distributed in kind, will be allocated to the partners in the following manner:

•	First, to the partners that have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 100% to all common units, until the capital account for each common unit is equal to the unrecovered initial unit price, plus the amount of the minimum quarterly distribution for the fiscal quarter during which the dissolution occurs, plus any then existing common unit arrearages;

•	Third, 100% to all general partner units until the capital account for each general partner unit is equal to the unrecovered initial unit price, plus the amount of the minimum quarterly distribution for the fiscal quarter during which the dissolution occurs;

•	Fourth, 90% to all common units, pro rata, and 10% to general partner units, pro rata, until there has been allocated under this clause an amount per common unit equal to (a) the excess of the first target distribution per common unit over the minimum quarterly distribution per common unit for each quarter of our existence, less (b) the amount per common unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution but not in excess of the first target distribution for each quarter of our existence;

•	Thereafter, 80% to all common units, pro rata, and 20% to all general partner units, pro rata.

Any loss or unrealized loss will be allocated to the general partner units and the common units, pro rata, in proportion to the positive balances in their capital accounts, until the positive balances in those capital accounts have been reduced to zero and thereafter to the general partner units.

Interim adjustments to capital accounts will be made at the time we issue additional interests or make distributions of property. These adjustments will be based on the fair market value of the interests issued or the property distributed and any gain or loss resulting from the adjustments will be allocated to the unitholders in the same manner as gain or loss is allocated upon liquidation.

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material federal income tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Phillips Nizer LLP, counsel to the general partner and us, as to all material tax matters and all legal conclusions insofar as they relate to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Tax Code, existing and proposed Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Star Gas Partners, L.P.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Phillips Nizer LLP and are, to the extent noted herein, based on the accuracy of certain representations that we have made to Phillips Nizer LLP.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Phillips Nizer LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any such contest with the IRS could materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any such contest, principally legal, accounting and related fees, would result in a reduction in cash available for distribution to our unitholders and general partner and thus would be borne indirectly by our unitholders and general partner. Furthermore, our tax treatment, or the tax treatment of an investment in our units, could be significantly modified by future legislative or administrative changes or court decisions, any of which could be retroactively applied.

For the reasons described below, Phillips Nizer LLP has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Treatment of Short Sales” beginning on page 84); and (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “Material Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees” beginning on page 87).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted tax basis in his partnership interest.

Section 7704 of the Tax Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes dividend income. Other types of qualifying income include interest (other than from a financial business), income and gains derived from the exploration, development, mining or production, processing, refining, transportation or marketing of minerals or natural resources, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current income is not qualifying income; however, this is only an estimate and the actual percentage could differ. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Phillips Nizer LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.

As stated above, no ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Tax Code. Instead, we will rely on the opinion of Phillips Nizer LLP that, based upon the Tax Code, its Treasury regulations (“Treasury Regulations”), published revenue rulings and court decisions and the representations described below, we will satisfy the Qualifying Income Exception and be taxed as a partnership for federal income tax purposes.

In rendering its opinion, Phillips Nizer LLP has relied on factual representations made by us and the general partner. These representations include:

(a)	We have not elected and will not elect to be treated as a corporation;

(b)	We have been and will be operated in accordance with all applicable partnership statutes and our partnership agreement and its description in this prospectus; and

(c)	For each taxable year more than 90% of our gross income has been and will be derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof or income from dividends or noncontingent interest (but which is not from a financial business).

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. However, if we were taxable as a corporation, we would not be required to include dividends from our corporate subsidiaries in our taxable income or we would be entitled to a dividends received deduction in computing our taxable income which would generally offset the dividend income that we receive from our corporate subsidiaries. If we were taxable as a corporation, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units that reduces basis dollar-for-dollar, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation could result in a material reduction in a unitholder’s cash flow and after-tax return and thus could result in a substantial reduction of the value of the units.

The discussion below is based on Phillips Nizer LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Star Gas Partners will be treated as partners of Star Gas Partners for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Star Gas Partners for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Treatment of Short Sales” beginning on page 84. Income, gain, deductions or losses would not be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Star Gas Partners.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Star Gas Partners for federal income tax purposes.

Tax Consequences of the Recapitalization

The Rights Offering.    Neither we nor our unitholders will recognize taxable income as a result of our issuance of non-transferable rights to purchase our common units pursuant to the rights offering in connection with our recapitalization. Neither we nor our unitholders will recognize taxable income upon a unitholder’s exercise of the right to acquire common units. However, in order to comply with the capital account requirements of the Treasury Regulations, we may be required to specially allocate, for book and tax purposes, items of income and gain or loss and deduction to the holders of common units acquired pursuant to the rights offering, existing holders, or both.

Restrictions on Use of Our Subsidiary’s NOLs.    We believe that the issuance of units in our recapitalization will likely result in an “ownership change” of our corporate subsidiary, Star/Petro, under the Tax Code. As a result of this ownership change, Star/Petro will be materially restricted in its ability to use its net operating loss carryforwards to reduce its future taxable income. As of September 30, 2005, Star/Petro had a federal net operating loss carryforward of approximately $181.7 million. The net operating losses (prior to an “ownership change”) will begin to expire in 2025 and are generally available to reduce future taxable income that would otherwise be subject to federal income taxes.

As a result of the ownership change, Star/Petro will be restricted annually in its ability to use its net operating losses to reduce its federal taxable income. We believe that the restriction may entirely eliminate Star/Petro’s ability to use its net operating losses. The restriction on Star/Petro’s ability to use net operating losses to reduce its federal tax liability will reduce the amount of cash Star/Petro has available to make distributions to us. Consequently, the restriction will reduce the amount of cash we have available to distribute to our unitholders.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.    Distributions that we make to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent that the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” beginning on page 86. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses” beginning on page 82.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Tax Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.    Because we own virtually no depreciable or amortizable assets and anticipate that virtually all of our income will be dividend and interest income, we anticipate that a purchaser of common units in this offering will generally be allocated an amount of federal taxable income each year that will be approximately equal to the amount of cash distributed to him with respect to that year. However, because we do not intend to make any distributions to our unitholders prior to the quarter ending December 31, 2008, there is a risk that for our 2006, 2007 and 2008 taxable years, a unitholder will be allocated taxable income in excess of the cash distributed to him with respect to such years or will be allocated taxable income without any cash being distributed to him with respect to such years.

Basis of Common Units.    A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “Material Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 86.

Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available only to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including investments that we may make or a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of passive income that we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in the following manner:

(1)	first, to the common unitholders in accordance with their percentage interest in us until the common unitholders have been allocated an amount equal to the minimum quarterly distributions payable with respect to the common units;

(2)	second, to the general partner until the general partner has been allocated an amount equal to the minimum quarterly distributions payable with respect to the general partner units;

(3)	third, 90% to the common unitholders in accordance with their percentage interest in us and 10% to the general partner, until the common unitholders and general partner have been allocated an amount equal to the first target distributions; and

(4)	finally, 80% to the common unitholders in accordance with their percentage interest in us and 20% to the general partner.

If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property,” and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of this offering or any future offering of units. The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Tax Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect.

Phillips Nizer LLP is of the opinion that allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.    A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Phillips Nizer LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “Material Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss” beginning on page 86.

Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.    In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.    We have made the election permitted by Section 754 of the Tax Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust the tax basis in our assets attributable to a common unit purchaser (“inside basis”) under Section 743(b) of the Tax Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee’s share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Tax Code. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “Material Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees” beginning on page 87.

Initial Tax Basis.    The tax basis of our assets will be used for purposes of computing, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and our unitholders as of that time. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” beginning on page 84.

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.    Unitholders will recognize gain or loss on a sale of units in an amount equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized will include a unitholder’s share of our nonrecourse liabilities, the gain recognized on a sale of units could result in a tax liability in excess of any cash received from the sale. In addition, prior distributions received from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit, if any, will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Tax Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own, if any. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may be used only to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Tax Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Tax Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer who enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Phillips Nizer LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders although Phillips Nizer LLP is of the opinion that this method is a reasonable method. If this method is not allowed under the Treasury Regulations, or applies only to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

Our partnership agreement provides for an interim closing of our books in 2006 upon the purchase of units by Kestrel Heat and its affiliates. Under the interim closing of the books method, each item our income, gain, loss, deduction and credit for our 2006 taxable year will be determined based upon a closing of our books on the date of the unit purchase. All items we incur in 2006 through the date of the unit purchase will be allocated among the general partner and unitholders based upon their percentage interests in us prior to the unit purchase. All items we incur after the unit purchase will be allocated among the general partner and the unitholders based upon their percentage interests in us following the unit purchase.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.    A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Tax Code, and a termination would result in a deferral of our deductions for depreciation on our depreciable assets, if any. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. If we own any depreciable or amortizable assets, we will adopt depreciation and amortization conventions necessary to preserve the uniformity of the intrinsic tax characteristics of our units.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. We anticipate that virtually all of our income will be dividend or interest income. A portion of our dividend and interest income will not be unrelated business taxable income to a unitholder that is a tax-exempt organization. However, any portion of our dividend or interest income which is treated as attributable to debt financed property will be unrelated business taxable income to a unitholder that is a tax-exempt organization and will be taxable to them. Moreover, we may incur other types of income that will be unrelated business taxable income to a unitholder which is a tax-exempt organization and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. We anticipate that virtually all of our income will be dividend or interest income which will be qualifying income to a regulated investment company. Recent legislation also includes net income derived from the ownership of an interest in a “qualified publicly traded partnership” as qualified income to a regulated investment company. However, we do not expect to meet the definition of a qualified publicly traded partnership for this purpose. Accordingly, we may incur other types of income that will not be qualifying income to a regulated investment company.

We will withhold tax at a rate of 30% on the portion of our dividend and interest income that is allocable to any non-resident alien or foreign corporation, trust or estate that owns our units. Withholding will be imposed with respect to each foreign unitholder’s share of our dividend and interest income regardless of whether any distributions are made to the foreign unitholder.

We do not currently anticipate that we will recognize any income other than dividend and interest income. However, if we do realize other income that is effectively connected with a United States trade or business, non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, in such circumstances, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder will be required to obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business if we earn income effectively connected with a United States trade or business, a foreign corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business.

Under a ruling of the IRS, if we recognize income other than dividend and interest income, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder would be considered to be engaged in business in the United States by virtue of the ownership of units in such circumstances, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally would be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been described above, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Tax Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Phillips Nizer LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Tax Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)    the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)    whether the beneficial owner is:

1.    a person that is not a United States person;

2.    a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3.    a tax-exempt entity;

(c)    the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)    specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Tax Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related and Assessable Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Tax Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)    for which there is, or was, “substantial authority”; or

(2)    as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.    If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2.0 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy Related Penalties.”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductability of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local, and Other Tax Considerations

Because we anticipate that all our income will be dividend or interest income, we do not anticipate that you will be subject to state and local taxes with respect to your share of our income. However, if we realize other types of income, in addition to federal income taxes, you likely will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Phillips Nizer LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Investment in Us by Employee Benefit Plans

An investment in us by an employee benefit plan is subject to certain additional considerations because the investment of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Code. As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(c) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after tax investment return. See “Material Tax Consequences—Tax Exempt Organizations and Other Investors.” The person with investment discretion with respect to the assets of an employee benefit plan (a “fiduciary”) should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of limited partnership units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan or our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provided guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Pursuant to these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things, (a) the equity interest acquired by employee benefit plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an “Operating Partnership” —i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interest held by our general partner, its affiliates and certain other persons) is held by the employee subject to ERISA (such as government plans). Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above and may also satisfy the requirements in (c).

Plan fiduciaries contemplating a purchase of limited partnership units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

CONFLICTS OF INTEREST

Conflicts of Interest May Arise as a Result of the Publicly-Traded Limited Partnership Structure

Conflicts of interest have arisen and could arise in the future as a result of relationships between the general partner and its affiliates, on the one hand, and Star Gas Partners or any of the limited partners, on the other hand. The directors and officers of the general partner have fiduciary duties to manage the general partner in a manner beneficial to its members. In general, the general partner has a fiduciary duty to manage Star Gas Partners in a manner beneficial to Star Gas Partners and the unitholders. The partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to Star Gas Partners in resolving conflicts of interest. In effect, these provisions limit its fiduciary duty to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, constitute breaches of fiduciary duty. Our second amended and restated partnership agreement provides for a conflicts committee of the board of directors of our general partner to review conflicts of interest between the general partner or its affiliates, on one hand, and Star Gas Partners, on the other. The committee will consist of three directors who are independent of the general partner. Conflicts of interest could arise in the situations described below, among others:

Actions Taken by the General Partner May Affect the Amount of Cash Available for Distribution to Unitholders.    The amount of cash that is available for distribution to unitholders is affected by decisions of the general partner regarding matters such as:

•	cash expenditures;

•	participation in capital expansions and acquisitions;

•	borrowings;

•	issuance of additional units; and

•	establishment of reserves.

In addition, borrowings by Star Gas Partners do not constitute a breach of any duty owed by the general partner to the unitholders, including those borrowings that have the purpose or effect of:

•	causing incentive distributions to be made; or

•	hastening the expiration of the subordination period under the current partnership agreement.

The partnership agreement provides that we may borrow funds from the general partner and its affiliates although the general partner and its affiliates may not borrow funds from us.

Star Gas Partners’ Borrowings May Enable the General Partner to Permit Distributions on the General Partner Units.    Typically the general partner must act as a fiduciary to Star Gas Partners and the unitholder, and therefore must consider our best interests. However, it is not a breach of the general partner’s fiduciary duty under the partnership agreement if our borrowings are effected in a manner that, directly or indirectly, enables the general partner to permit the payment of distributions on the general partner units. For example, we may use borrowed funds to make non-pro rata purchases of common units causing there to be fewer common units on which the minimum quarterly distribution is payable and thereby accelerating the general partner’s entitlement to incentive distributions.

The General Partner Intends to Limit Its Liability with Respect to Star Gas Partners’ Obligations.    The general partner intends to limit its liability under contractual arrangements so that the other party has recourse only as to all or particular assets of Star Gas Partners, and not against the general partner or its assets. The partnership agreement provides that any action taken by the general partner to limit its liability, or that of Star Gas Partners, is not a breach of the general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Unitholders Have No Right to Enforce Obligations of the General Partner and Its Affiliates Under Agreements with Star Gas Partners.    We will acquire services from, or provide services to, the general partner and its affiliates on an ongoing basis. The agreements relating to these arrangements will not grant to the unitholders, separate and apart from Star Gas Partners, the right to enforce the obligations of the general partner and its affiliates in favor of Star Gas Partners.

Contracts Between Star Gas Partners on the One Hand, and the General Partner and Its Affiliates on the Other Will Not Be the Result of Arm’s-Length Negotiations.    The partnership agreement allows the general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. The general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between Star Gas Partners, on the one hand, and the general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations. However, all of these transactions entered into are required to be on terms that are fair and reasonable to us.

The General Partner’s Affiliates May Compete with Star Gas Partners.    Affiliates of the general partner are not prohibited from competing with us.

Fiduciary Duties Owed to Unitholders by the General Partner as Prescribed by Law and the Partnership Agreement

The general partner is accountable to us and the Star Gas Partners unitholders as a fiduciary. Consequently, the general partner must exercise good faith and integrity in handling our assets and affairs. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the common stockholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Act nor case law defines with particularity the fiduciary duties owed by general partners to limited partners of a limited partnership. The Delaware Act does provide that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by general partners to limited partners and the partnership. Fiduciary duties are generally considered to include an obligation to act with the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner from taking any action or engaging in any transaction where a conflict of interest is present. In order to induce the general partner to manage the business of Star Gas Partners, the partnership agreement contains various provisions limiting the fiduciary duties that might otherwise be owed by the general partner. The partnership agreement also contains provisions that waive or consent to conduct by the general partner that might otherwise raise issues of compliance with fiduciary duties or applicable law.

In order to become a limited partner of Star Gas Partners, a unitholder is required to agree to be bound by the provisions of the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The Delaware Act also provides that a partnership agreement is enforceable even if not signed by a person being admitted as a limited partner or becoming an assignee of a limited partner interest in accordance with the terms of that agreement.

Whenever a conflict of interest arises between the general partner or its affiliates, on the one hand, and Star Gas Partners or any other partner, on the other, the general partner shall resolve this conflict. The general partner will not be in breach of its obligations under the partnership agreement or its duties to Star Gas Partners or the unitholders if the resolution of this conflict is fair and reasonable to Star Gas Partners. Any resolution is deemed to be fair and reasonable to Star Gas Partners if the resolution is:

(1)	approved by the conflicts committee, although no party is obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

(2)	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

(3)	fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

LEGAL MATTERS

The validity of the securities will be passed upon for Star Gas Partners by Phillips Nizer LLP, New York, New York. Certain tax matters will be passed upon for Star Gas Partners by Phillips Nizer LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of Star Gas Partners, L.P., as of September 30, 2004 and 2005 and for each of the years in the three-year period ended September 30, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2005, have been incorporated by reference herein to our Annual Report on Form 10-K filed on December 13, 2005 in this prospectus and registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph that states that Star Gas Partners may not be able to fund its working capital requirements, which raises substantial doubt about Star Gas Partners’ ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The audit report refers to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

The balance sheets of Star Gas LLC as of September 30, 2004 and 2005 have been incorporated by reference herein to our Current Report on Form 8-K filed on January 9, 2006 in this prospectus and registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph that states that Star Gas Partners may not be able to fund its working capital requirements, which raises substantial doubt about Star Gas Partners’ ability to continue as a going concern, which consequently raises substantial doubt about Star Gas LLC’s ability to continue as a going concern. The balance sheets do not include any adjustments that might result from the outcome of this uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. We also furnish to our unitholders, annual reports, which include financial statements audited by our independent certified public accountants and other reports which the law requires us to send to our unitholders. The public may read and copy any reports, proxy statements or other information that we file at the SEC’s public reference room at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Our common units and senior subordinated units are listed on the New York Stock Exchange under the symbols “SGU” and “SGH,” respectively. You can inspect and copy reports, proxy statements and other information about us at the New York Stock Exchange’s office at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering, other than information furnished under Item 9 of any Current Report on Form 8-K or Form 8-K/A that is listed below or filed in the future and which is not deemed filed under the Exchange Act and is not incorporated in this prospectus:

The following documents that we filed with the SEC are incorporated by reference in this prospectus:

•	Star Gas Partners’ Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

•	The description of the common units representing limited partnership interests contained in the Registration Statement on Form 8-A, initially filed May 15, 1998, and any subsequent amendment thereto filed for the purpose of updating such description.

•	Star Gas Partners’ Registration Statement on Form 8-A, dated April 17, 2001, as amended on December 5, 2005.

•	Star Gas Partners’ Current Report on Form 8-K, filed on December 5, 2005.

•	Star Gas Partners’ Current Report on Form 8-K, filed on January 9, 2006.

We will provide you upon written or oral request and without charge a copy of any document incorporated by reference in this prospectus or any exhibit specifically incorporated by reference in those documents. You may request copies of these documents by contacting us at: Star Gas LLC, 2187 Atlantic Street, Stamford, Connecticut 06902 (telephone number: (203) 328-7310), Attention: Richard F. Ambury, Chief Financial Officer.

UNAUDITED CONDENSED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet of Star Gas Partners as of September 30, 2005 reflects our financial position after giving effect to the recapitalization which includes (i) receipt of $50.0 million in cash from the sale of 25.0 million common units at $2.00 per unit, (ii) conversion of the senior subordinated units and junior subordinated units into common units at an exchange rate of 1.00 to 1.00, (iii) repurchase for cash approximately $73.1 million of senior notes (assuming full noteholder participation in the senior notes tender offer) and (iv) conversion of approximately $26.9 million of senior notes into 13,433,962 (subject to adjustment based on rounding) common units at $2.00 per unit.

As of the date of this prospectus, the holders of approximately $15.3 million in face amount of senior notes had not yet agreed to exchange their notes in the tender offer. The principal amount of any senior notes, plus any interest and premium payments that we are required to make in respect of senior notes tendered for repurchase in the change of control repurchase offer, will reduce on a dollar-for-dollar basis the amount of senior notes that we shall repurchase for cash in connection with the closing of the recapitalization. Thus, if none of these noteholders participate in the senior notes tender offer and none tender their notes in connection with the subsequent change of control repurchase offer, the amount of senior notes that we would repurchase for cash in connection with the recapitalization would be at least approximately $44.4 million but not more than approximately $57.5 million.

The unaudited pro forma condensed consolidated statement of operations for the year ended September 30, 2005 assumes the aforementioned transaction took place on October 1, 2004 and is based on our operations for the year ended September 30, 2005.

The unaudited pro forma condensed consolidated financial statements have been prepared by us based upon assumptions deemed appropriate by us. These statements are not necessarily indicative of future financial position or results of operations or of the actual results that would have occurred had the recapitalization been in effect as of the dates presented. The unaudited pro forma consolidated financial statements should be read in conjunction with our financial statements and related notes as reported in our Annual Report on Form 10-K for the fiscal year ended September 30, 2005.

F-2	Unaudited Pro Forma Condensed Consolidated Balance Sheet at September 30, 2005

F-3	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended September 30, 2005

F-3	Explanatory notes to unaudited pro forma condensed consolidated financial statements

STAR GAS PARTNERS, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA FINANCIAL INFORMATION

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)	Historical Sept. 30, 2005	Pro Forma Adjustments		Pro Forma Sept. 30, 2005
ASSETS
Current Assets
Cash and cash equivalents	$99,148	$(30,913	)(a)	$68,235
Receivables, net of allowance of $8,433	89,703			89,703
Inventories	52,461			52,461
Prepaid expenses and other current assets	70,120			70,120

Total current assets	311,432	(30,913)		280,519

Property and equipment, net	50,022			50,022
Long-term portion of accounts receivables	3,788			3,788
Goodwill	166,522			166,522
Intangibles, net	82,345			82,345
Deferred charges and other assets, net	15,152	(2,313	)(b)	12,839

Total assets	$629,261	$(33,226)		$596,035

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$19,780			$19,780
Working capital facility borrowings	6,562			6,562
Current maturities of long-term debt	796			796
Accrued expenses	56,580	(1,281	)(c)	55,299
Unearned service contract revenue	36,602			36,602
Customer credit balances	65,287			65,287

Total current liabilities	185,607	(1,281)		184,326

Long-term debt	267,417	(100,876	)(d)	166,541
Other long-term liabilities	31,129			31,129

Partners’ capital	145,108	68,931	(e)	214,039

Total liabilities and partners’ capital	$629,261	$(33,226)		$596,035

STAR GAS PARTNERS, L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA FINANCIAL INFORMATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per unit data)	Historical Sept. 30, 2005	Pro Forma Adjustments		Pro Forma Sept. 30, 2005
Sales:
Product	$1,071,270			$1,071,270
Installation and service	188,208			188,208

Total sales	1,259,478			1,259,478

Cost and expenses:
Cost of product	786,349			786,349
Cost of installations and service	197,430			197,430
Delivery and branch expenses	231,581			231,581
Depreciation and amortization expenses	35,480			35,480
General and administrative expenses	43,418			43,418
Goodwill impairment charge	67,000			67,000

Operating income (loss)	(101,780)			(101,780)
Interest expense	(36,152)	10,136	(f)	(26,016)
Interest Income	4,314	(885	)(g)	3,429
Amortization of debt issuance costs	(2,540)	310	(h)	(2,230)
Gain (loss) on redemption of debt	(42,082)			(42,082)

Loss from continuing operations before income taxes	(178,240)	9,561		(168,679)
Income tax expense	696			696

Loss from continuing operations	$(178,936)	$9,561		$(169,375)

General Partners’ interest in loss from continuing operations	$(1,614)	$874		$(740)

Limited Partners’ interest in loss from continuing operations	$(177,322)	$8,687		$(168,635)

Basic and diluted loss from continuing operations per Limited Partner Unit	$(4.95)			$(2.27)

Weighted average number of Limited Partner units outstanding:
Basic and Diluted	35,821	38,434		74,255

Explanatory Notes:

(a)	As a result of the recapitalization, cash decreases by $30.9 million. The components of the change are as follows:

(in thousands)
Net Change in Cash
Proceeds from the sale of 25,000 common units	$50,000
10.25% senior notes repurchased	(73,132)
Costs associated with the transaction	(6,500)
Payment of accrued interest	(1,281)

Net decrease in cash	$(30,913)

Pursuant to the tender offer for the senior notes, we must offer to exchange for cash at least $60 million of the senior notes but not more than approximately $73.1 million (reduced by principal, interest and premium payments required to be offered to non-tendering holders of senior notes in a change of control repurchase offer). We intend to repurchase approximately $73.1 million of the senior notes, subject to cash availability at the time of closing. If we tender for $60.0 million of the senior notes, the decrease in cash would be $17.6 million. We have reached an agreement with the holders of $249.7 million of senior notes to participate in the senior notes tender offer. Currently, we do not know whether the holders of the $15.3 million balance of the senior notes will participate in the tender offer. If the holders of the $15.3 million of senior notes do not participate in the tender offer, we will tender for $57.8 million in senior notes. For those senior notes that are not tendered to us, we have an obligation under the change of control provision of our indenture to offer to repurchase such notes at 101% of face value (the “change of control repurchase offer”). If the $15.3 million in senior notes accept our change of control repurchase offer, we will pay a prepayment penalty of $0.2 million. Furthermore, if these $15.3 million in senior notes do not accept our change of control repurchase offer, the decrease in cash would be $15.4 million.

(b)	Represents the elimination of unamortized debt issuance costs relating to the senior notes. If we tender for $60.0 million of senior notes, the write-off of unamortized debt issuance costs would be $2.0 million. If we tender for $57.8 million of senior notes and $15.3 million of senior notes do not participate in the tender offer and if the $15.3 million in senior notes do not accept our change of control repurchase offer, the write-off of unamortized debt issuance costs would be $2.0 million.
(c)	Represents accrued interest on the retirement of $100.0 million in senior notes, $73.1 million for cash in the tender offer and $26.9 million exchanged for equity. If we tender for $60 million of senior notes, accrued interest would decline by $1.1 million. If we tender for $57.8 million of senior notes and $15.3 million of senior notes do not participate in the tender offer and if the $15.3 million in senior notes do not accept our change of control repurchase offer, accrued interest would decline by $1.1 million.
(d)	Represents the repurchase of approximately $73.1 million in senior notes, the exchange of approximately $26.9 million face value of senior notes into common units at $2.00 per unit and a reduction in debt premium of $0.9 million. If we tender for $60 million of senior notes, long-term debt would decrease by $87.7 million, including $0.8 million in debt premiums. If we tender for $57.8 million of senior notes and $15.3 million of senior notes do not participate in the tender offer and if the $15.3 million in senior notes do not accept our change of control repurchase offer, long-term debt would decrease by $85.4 million, including $0.7 million in debt premiums.
(e)	As a result of the recapitalization, Partners’ capital increases by $68.9 million. The components of the change are as follows:

(in thousands)
Proceeds from the sale of common units	$50,000
Exchange of debt for equity	26,868
Write-off of deferred charges	(2,313)
Unamortized debt premium	876
Transaction expenses	(6,500)

Net increase in Partners’ capital	$68,931

If we tender for $60 million of senior notes, Partners’ capital would increase by $69.2 million as write-off of deferred charges would be less by $0.3 million and write-off of the unamortized debt premium would be less by $0.1 million. If we tender for $57.8 million of senior notes, Partners’ capital would increase by $69.2 million as write-off of deferred charges would be less by $0.4 million and write-off of the unamortized debt premium would be less by $0.1 million.

As a result of the recapitalization, we will record a loss of $1.4 million on the early extinguishment of debt, as the write-off of unamortized deferred charges of $2.3 million is reduced by the write-off of unamortized debt premium of $0.9 million. These pro forma financial statements assume that approximately $26.9 million of senior notes are converted into 13,433,962 common units at $2.00 per unit. If the market price of our common units differs at the time of conversion, the loss on early extinguishment of debt will be adjusted. For example, if the market value of our common units is $1.75 per unit, the loss will be reduced by $3.4 million. Conversely, if the market value of our common units is $2.25 per unit, the loss will be increased by $3.4 million.

(f)	Reflects the reduction to interest expense of $10.2 million due to the recapitalization and a reduction in the amortization of a net debt premium of $0.1 million. If we tender for $60 million of senior notes and exchange $26.9 million of senior notes for equity, interest expense would decline by $8.8 million. If we tender for $57.8 million of senior notes and $15.3 million of senior notes do not participate in the tender offer and if the $15.3 million in senior notes do not accept our change of control repurchase offer (and we exchange $26.9 million of senior notes into equity), interest expense would decline by $8.7 million.
(g)	Reflects the reduction to interest income of $0.9 million from the use of cash to partially fund the repurchase of the senior notes. If we tender for $60 million of senior notes and exchange $26.9 million of senior notes for equity, interest income would decline by $0.5 million. If we tender for $57.8 million of senior notes and $15.3 million of senior notes do not participate in the tender offer and if the $15.3 million in senior notes do not accept our change of control repurchase offer (and we exchange $26.9 million of senior notes into equity), interest income would decline by $0.4 million.
(h)	Reflects the reduction to amortization of debt issuance costs of $0.3 million relating to the repurchase and exchange of $100.0 million in senior notes. If we tender for $60 million of senior notes and exchange $26.9 million of senior notes for equity, the reduction to amortization of debt issuance costs would be $0.3 million. If we tender for $57.8 million of senior notes and $15.3 million of senior notes do not participate in the tender offer and if the $15.3 million in senior notes do not accept our change of control repurchase offer and we further exchange $26.9 million of senior notes into equity, the reduction to amortization of debt issuance costs would be $0.3 million.

ANNEX A—APPLICATION FOR TRANSFER OF COMMON UNITS

No transfer of the Common Units will be registered on the books of the Partnership, unless the certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form shown or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units.

The Assignee

(a)	requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Second Amended and Restated Agreement of Limited Partnership of Star Gas Partners, L.P. (the “Partnership”), as amended, supplemented or restated to the date hereof (the “Partnership Agreement”),

(b)	represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement,

(c)	appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement,

(d)	gives the powers of attorney provided for in the Partnership Agreement and

(e)	makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to those terms in the Partnership Agreement.

Date:

Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

Nationality (check one):

☐ U.S. Citizen, Resident or Domestic Entity

☐ Foreign Corporation	☐ Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

A-1

Under Section 1445(e) of the Tax Code, the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.	Individual Interestholder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identification number (Social Security Number) is .

3.	My home address is .

B.	Partnership, Corporation or Other Interestholder

1.	is not a foreign corporation, foreign partnership,

(Name of Interestholder)

foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interestholder is not a disregarded entity as defined in 1.1445-2(b)(a)(iii) of the Treasury Regulations.

3.	The interestholder’s U.S. employer identification number is .

4.	The interestholder’s office address and place of incorporation (if applicable) is .

The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the IRS by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

(Name of Interestholder)

Signature and Date

Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

A-2

ANNEX B—GLOSSARY OF TERMS

The following glossary gives effect to the adoption of the second amended and restated agreement of limited partnership of the partnership.

Available Cash:    For any quarter prior to liquidation:

(a)	the sum of:

(1)	all cash and cash equivalents of Star Gas Partners and its subsidiaries on hand at the end of that quarter, and

(2)	all additional cash and cash equivalents of Star Gas Partners and its subsidiaries on hand on the date of determination of Available Cash for that quarter resulting from Working Capital Borrowings after the end of that quarter;

(b)	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to:

(1)	provide for the proper conduct of the business of Star Gas Partners and its subsidiaries (including reserves for future capital expenditures) after that quarter,

(2)	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters, or

(3)	comply with applicable law or any debt instrument or other agreement or obligation to which any member of Star Gas Partners and its subsidiaries is a party or its assets are subject;

provided, that disbursements made by Star Gas Partners and its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of Available Cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within that quarter if the general partner so determines.

Capital Account:    The capital account maintained for a partner under the amended and restated partnership agreement. The Capital Account for a common unit, a general partner unit or any other specified interest in Star Gas Partners shall be the amount which that Capital Account would be if that common unit, general partner unit or other interest in Star Gas Partners were the only interest in Star Gas Partners held by a partner.

Capital Surplus:    All Available Cash distributed by Star Gas Partners from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of Star Gas Partners equals the Operating Surplus as of the end of the quarter before that distribution. Any excess Available Cash will be deemed to be Capital Surplus.

Closing Price:    The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the board of directors of the general partner. If on that day no market maker is making a market in the units of that class, the fair value of such units on that day as determined reasonably and in good faith by the board of directors of the general partner.

Current Market Price:    With respect to any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices for the 20 consecutive trading days immediately prior to such date.

Interim Capital Transactions:

(a)	borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by Star Gas Partners or any of its subsidiaries;

(b)	sales of equity interests by Star Gas Partners or any of its subsidiaries; and

(c)	sales or other voluntary or involuntary dispositions of any assets of Star Gas Partners or any of its subsidiaries (other than sales or other dispositions of inventory in the ordinary course of business, sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and sales or other dispositions of assets as a part of normal retirements or replacements), in each case before the dissolution and liquidation of Star Gas Partners.

Operating Expenditures:    All expenditures of Star Gas Partners and its subsidiaries including taxes, reimbursements of the general partner, debt service payments, capital expenditures and amounts used to repurchase common units on a non-pro rata basis (other than those made with the proceeds of Interim Capital Transactions), subject to the following:

(a)	Payments (including prepayments) of principal and premium on a debt shall not be an Operating Expenditure if the payment is:

(1)	required for the sale or other disposition of assets or

(2)	made for the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the general partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by Star Gas Partners and its subsidiaries within 180 days before or after that payment to the extent of the principal amount of that indebtedness.

(b)	Operating Expenditures shall not include:

(1)	capital expenditures made for acquisitions or for capital improvements (as opposed to capital expenditures made to maintain assets),

(2)	payment of transaction expenses relating to Interim Capital Transactions, or

(3)	distributions to partners. Where capital expenditures are made in part for acquisitions or capital improvements and in part for other purposes, the general partner’s good faith allocation between the amounts paid for each shall be conclusive.

Operating Surplus:    As to any period before liquidation:

(a)	the sum of:

(1)	$22,000,000, plus all cash of Star Gas Partners and its subsidiaries on hand as of the close of business on the closing of the recapitalization,

(2)	all the cash receipts of Star Gas Partners and its subsidiaries for the period beginning on the closing of the recapitalization and ending with the last day of that period, other than cash receipts from Interim Capital Transactions (except to the extent specified in the amended and restated partnership agreement), and

(3)	all cash receipts of Star Gas Partners and its subsidiaries after the end of that period but on or before the date of determination of Operating Surplus for the period resulting from borrowings for working capital purposes; less

(b)	the sum of:

(1)	Operating Expenditures for the period beginning on the date of the closing of the recapitalization and ending with the last day of that period, and

(2)	the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to Star Gas Partners or any of its subsidiaries or disbursements on behalf of Star Gas Partners or any of its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of Available Cash for that period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within that period if the general partner so determines.

Notwithstanding the foregoing, “Operating Surplus” for the quarter in which the liquidation date occurs and any later quarter shall equal zero.

Working Capital Borrowings:    Borrowings under a facility or other arrangement requiring all of its borrowings to be reduced to a relatively small amount each year for an economically meaningful period of time. Borrowings that are not intended exclusively for working capital purposes shall not be treated as Working Capital Borrowings.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

Set forth below are the expenses expected to be incurred in connection with the rights offering. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates.

SEC Registration Fee		$3,745
Printing and Engraving Expenses		*
New York Stock Exchange Listing Fee		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Subscription Agent and Information Agent Fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 15.    Indemnification of Directors and Officers

Star Gas Partners, L.P.

The Partnership Agreement of Star Gas Partners provides that Star Gas Partners will indemnify (to the fullest extent permitted by applicable law) certain persons from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnitee in connection with any claim, demand, action, suit or proceeding to which the indemnitee is or was an actual or threatened party and which relates to the Partnership Agreement or the property, business, affairs or management of Star Gas Partners. This indemnity is available only if the indemnitee acted in good faith, in a manner in which such indemnitee believed to be in, or not opposed to, the best interests of Star Gas Partners and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Indemnitees include the general partner of Star Gas Partners, any departing partner, any affiliate of the general partner or any departing partner or any affiliate of either, or any person who is or was serving at the request of the general partner, any departing partner, or any such affiliate as a director, officer, partner, trustee, employee or agent of another person. Expenses subject to indemnity will be paid by the applicable partnership to the indemnitee in advance, subject to receipt of an undertaking by or on behalf of the indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the indemnitee is not entitled to indemnification. Star Gas Partners will, to the extent commercially reasonable, purchase and maintain insurance on behalf of the indemnitees, whether or not Star Gas Partners would have the power to indemnify such indemnitees against liability under the applicable partnership agreement. The general partner maintains a policy of directors’ and officers’ liability insurance on behalf of its officers and directors.

Item 16.    Exhibits

(a) The following is a complete list of Exhibits filed or incorporated by reference as part of this Registration Statement:

Exhibit	Description

3.1	Amended and Restated Agreement of Limited Partnership of Star Gas Partners, L.P. (1)

3.2	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Star Gas Partners, L.P. (2)

3.3	Amendment No. 2 to Amended and Restated Agreement of Limited Partnership of Star Gas Partners, L.P. (3)

3.4	Amendment No. 3 to Amended and Restated Agreement of Limited Partnership of Star Gas Partners. (4)

3.5	Form of Second Amended and Restated Agreement of Limited Partnership of Star Gas Partners. (5)

4.1	Specimen certificate of common unit representing limited partnership interest of Star Gas Partners.*

4.2	Specimen non-transferable subscription rights certificate for holders of common units of Star Gas Partners. (6)

4.3	Instructions for Use of Star Gas Partners, L.P. Common Unit Right Certificates. (6)

4.4	Unit Purchase Rights Agreement dated April 17, 2001. (7)

4.5	First Amendment to Unit Purchase Rights Agreement dated as of December 2, 2005. (8)

4.6	Unit Purchase Agreement dated as of December 5, 2005 by and between the Registrant, Star Gas LLC, Kestrel Energy Partners, LLC, Kestrel Heat, LLC and KM2, LLC. (9)

5.1	Opinion of Phillips Nizer LLP as to the validity of the securities being registered. (6)

8.1	Opinion of Phillips Nizer LLP as to certain tax matters. (6)

10.1	Form of Noteholder Lock-Up Agreement with MacKay Shields LLC and Lehman Brothers Inc. (10)

10.2	Form of Noteholder Lock-Up Agreement with Morgan Asset Management, Inc. and Third Point LLC. (11)

10.3	Form of Noteholder Lock-Up Agreement with Trilogy Capital, LLC. (12)

10.4	Form of Noteholder Lock-Up Agreement with Merrill Lynch Investment Managers and certain related entities. (13)

10.5	Form of Backstop Agreement with MacKay Shields LLC and Lehman Brothers Inc. (14)

10.6	Form of new Indenture for the new senior notes. (15)

10.7	Form of Amended and Restated Indenture for the existing senior notes. (16)

23.1	Consent of KPMG LLP. (6)

23.2	Consent of Phillips Nizer LLP (included in opinion filed as Exhibit 5.1). (6)

23.3	Consent of Phillips Nizer LLP (included in opinion filed as Exhibit 8.1). (6)

24.1	Powers of Attorney (included on page II-6 of the Registration Statement Signature Page). (6)

99.1	Form of Notice of Guaranteed Delivery. (6)

99.2	Form of Letter from the Registrant to brokers, dealers and nominees. (6)

99.3	Form of Letter from brokers, dealers and nominees to clients. (6)

99.4	Form of Beneficial Owner Election Form. (6)

99.5	Form of Nominee Holder Certification. (6)

99.6	Instructions for Certification of Taxpayer Identification Number on Form W-9. (6)

99.7	Form of Subscription Agent Agreement by and between the Registrant and LaSalle Bank National Association. (6)

99.8	Form of Information Agent Agreement by and between the Registrant and Georgeson Shareholder. *

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-4 (SEC File No. 333-103873).

(2)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated April 16, 2001.

(3)	Incorporated by reference to Exhibit 10.31 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003.

(4)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated November 18, 2004.

(5)	Incorporated by reference to Annex B-1 to the Registrant’s Preliminary Proxy Statement filed with the SEC on December 28, 2005.

(6)	Filed herewith.

(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A, filed with the SEC on April 17, 2001.

(8)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A/A (Amendment No. 1), filed with the SEC on December 5, 2005.

(9)	Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(10)	Incorporated by reference to Exhibit 99.4 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(11)	Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(12)	Incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(13)	Incorporated by reference to Exhibit 99.7 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(14)	Incorporated by reference to Exhibit 99.8 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(15)	Incorporated by reference to Exhibit 99.9 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(16)	Incorporated by reference to Exhibit 99.10 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

*	To be filed by amendment.

Item 17.    Undertakings

(a)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)    Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on January 18, 2006.

STAR GAS PARTNERS, L.P. (Registrant)

By:	STAR GAS LLC, its general partner

By:	/S/ JOSEPH P. CAVANAUGH
Joseph P. Cavanaugh Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Joseph P. Cavanaugh and Richard F. Ambury and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including any pre- or post-effective amendment) of and supplements to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ JOSEPH P. CAVANAUGH Joseph P. Cavanaugh	Chief Executive Officer and Director (Principal Executive Officer) Star Gas LLC	January 18, 2006

/S/ RICHARD F. AMBURY Richard F. Ambury	Chief Financial Officer (Principal Financial and Accounting Officer) Star Gas LLC	January 18, 2006

/S/ WILLIAM P. NICOLETTI William P. Nicoletti	Chairman of the Board Star Gas LLC	January 18, 2006

/S/ PAUL BIDDELMAN Paul Biddelman	Director Star Gas LLC	January 18, 2006

/S/ STEPHEN RUSSELL Stephen Russell	Director Star Gas LLC	January 18, 2006

/S/ IRIK P. SEVIN Irik P. Sevin	Director Star Gas LLC	January 18, 2006

EXHIBIT INDEX

The following is a complete list of Exhibits filed or incorporated by reference as part of this Registration Statement.

Exhibit	Description

3.1	Amended and Restated Agreement of Limited Partnership of Star Gas Partners, L.P. (1)

3.2	Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Star Gas Partners, L.P. (2)

3.3	Amendment No. 2 to Amended and Restated Agreement of Limited Partnership of Star Gas Partners, L.P. (3)

3.4	Amendment No. 3 to Amended and Restated Agreement of Limited Partnership of Star Gas Partners. (4)

3.5	Form of Second Amended and Restated Agreement of Limited Partnership of Star Gas Partners. (5)

4.1	Specimen certificate of common unit representing limited partnership interest of Star Gas Partners.*

4.2	Specimen non-transferable subscription rights certificate for holders of common units of Star Gas Partners. (6)

4.3	Instructions for Use of Star Gas Partners, L.P. Common Unit Right Certificates. (6)

4.4	Unit Purchase Rights Agreement dated April 17, 2001. (7)

4.5	First Amendment to Unit Purchase Rights Agreement dated as of December 2, 2005. (8)

4.6	Unit Purchase Agreement dated as of December 5, 2005 by and between the Registrant, Star Gas LLC, Kestrel Energy Partners, LLC, Kestrel Heat, LLC and KM2, LLC. (9)

5.1	Opinion of Phillips Nizer LLP as to the validity of the securities being registered. (6)

8.1	Opinion of Phillips Nizer LLP as to certain tax matters. (6)

10.1	Form of Noteholder Lock-Up Agreement with MacKay Shields LLC and Lehman Brothers Inc. (10)

10.2	Form of Noteholder Lock-Up Agreement with Morgan Asset Management, Inc. and Third Point LLC. (11)

10.3	Form of Noteholder Lock-Up Agreement with Trilogy Capital, LLC. (12)

10.4	Form of Noteholder Lock-Up Agreement with Merrill Lynch Investment Managers and certain related entities. (13)

10.5	Form of Backstop Agreement with MacKay Shields LLC and Lehman Brothers Inc. (14)

10.6	Form of new Indenture for the new senior notes. (15)

10.7	Form of Amended and Restated Indenture for the existing senior notes. (16)

23.1	Consent of KPMG LLP. (6)

23.2	Consent of Phillips Nizer LLP (included in opinion filed as Exhibit 5.1). (6)

23.3	Consent of Phillips Nizer LLP (included in opinion filed as Exhibit 8.1). (6)

24.1	Powers of Attorney (included on page II-6 of the Registration Statement Signature Page). (6)

99.1	Form of Notice of Guaranteed Delivery. (6)

99.2	Form of Letter from the Registrant to brokers, dealers and nominees. (6)

99.3	Form of Letter from brokers, dealers and nominees to clients. (6)

99.4	Form of Beneficial Owner Election Form. (6)

99.5	Form of Nominee Holder Certification. (6)

99.6	Instructions for Certification of Taxpayer Identification Number on Form W-9. (6)

99.7	Form of Subscription Agent Agreement by and between the Registrant and LaSalle Bank National Association. (6)

99.8	Form of Information Agent Agreement by and between the Registrant and Georgeson Shareholder. *

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-4 (SEC File No. 333-103873).

(2)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated April 16, 2001.

(3)	Incorporated by reference to Exhibit 10.31 to the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003.

(4)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated November 18, 2004.

(5)	Incorporated by reference to Annex B-1 to the Registrant’s Preliminary Proxy Statement filed with the SEC on December 28, 2005.

(6)	Filed herewith.

(7)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A, filed with the SEC on April 17, 2001.

(8)	Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A/A (Amendment No. 1), filed with the SEC on December 5, 2005.

(9)	Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(10)	Incorporated by reference to Exhibit 99.4 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(11)	Incorporated by reference to Exhibit 99.5 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(12)	Incorporated by reference to Exhibit 99.6 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(13)	Incorporated by reference to Exhibit 99.7 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(14)	Incorporated by reference to Exhibit 99.8 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(15)	Incorporated by reference to Exhibit 99.9 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

(16)	Incorporated by reference to Exhibit 99.10 to the Registrant’s Current Report on Form 8-K dated December 5, 2005.

*	To be filed by amendment.